As filed with the Securities and Exchange Commission on June 8, 2012

Registration No. 333-181051

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Sears Hometown and Outlet Stores, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	5311	80-0808358
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Number)	(IRS Employer Identification Number)

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert A. Riecker

Interim Financial Officer

Sears Hometown and Outlet Stores, Inc.

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:

Dane A. Drobny Senior Vice President, General Counsel and Corporate Secretary Sears Holdings Corporation 3333 Beverly Road Hoffman Estates, Illinois 60179 (847) 286-2500	Steven J. Slutzky Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐

Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Subscription rights to purchase common stock (1)	N/A	(2)
Common stock, par value $0.01 per share, underlying the subscription rights	$400,000,000(3)	$45,840(4)

(1)	Evidencing the right to subscribe for shares of common stock, par value $0.01 per share.
(2)	The subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable.
(3)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended. Represents the estimated maximum aggregate gross proceeds from the exercise of the maximum number of subscription rights that may be issued.
(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Registration Statement has been prepared on a prospective basis on the assumption that, among other things, the rights offering (as described in the Prospectus which is a part of this Registration Statement) and the related transactions (including the negotiation, execution and performance of the agreements referred to in the Prospectus) and approvals contemplated to occur prior to or contemporaneously with the rights offering will be consummated as contemplated by the Prospectus. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications to or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

SUBJECT TO COMPLETION, DATED JUNE 8, 2012

Sears Hometown and Outlet Stores, Inc.

Up To      Shares of Common Stock Issuable Upon the Exercise of Subscription Rights At $     Per Share

Subscription Rights to Purchase Shares of Common Stock

This prospectus is being furnished to you as a holder of common stock of Sears Holdings Corporation, or “Sears Holdings,” in connection with the planned distribution by Sears Holdings to each holder of its common stock as of the close of business on     , 2012, or the “record date,” at no charge, transferable subscription rights, or the “subscription rights,” to purchase up to an aggregate of      shares of common stock, par value $0.01 per share, of Sears Hometown and Outlet Stores, Inc., or “SHO,” at a price of $     per whole share, or the “rights offering.” Sears Holdings will distribute to each holder of its common stock as of the record date one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from Sears Holdings      of a share of SHO common stock. Additionally, holders of subscription rights who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may also make a request to purchase additional shares of SHO common stock, through exercise of the over-subscription privilege, although we cannot assure you that any over-subscriptions will be filled.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on     , 2012. Immediately prior to the closing of the rights offering, Sears Holdings will hold all of SHO’s common stock. As a result of the rights offering, Sears Holdings will dispose of up to all of its shares of SHO common stock and SHO will become a publicly traded company independent from Sears Holdings, or the “separation.” In connection with the separation, we have entered into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with services following the separation and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain merchandise for us, collectively, the “separation transactions.”

To the extent you properly exercise your over-subscription privilege for an amount of shares of common stock that exceeds the number of the unsubscribed shares allocated to you, the subscription agent will return to you any excess subscription payments, without interest or penalty, as soon as practicable following the expiration of the rights offering. We are not requiring a minimum individual or overall subscription to complete the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until Sears Holdings completes or cancels the rights offering. We have engaged Computershare Inc. to serve as the subscription agent and Georgeson Inc. as information agent for the rights offering. The subscription agent will hold in escrow the funds we receive from subscribers until we complete or cancel the rights offering.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on     , 2012, the      business day following the date hereof, but Sears Holdings may extend the rights offering for additional periods ending no later than     , 2012. The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, the subscription agent will return all subscription payments received, without interest or penalty, as soon as practicable. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

ESL Investments, Inc. and its affiliates, including Edward S. Lampert, or, collectively, “ESL,” which beneficially owns approximately 62% of the common stock of Sears Holdings as of the date hereof, has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. Assuming that the subscription rights are exercised in full by all holders of rights following the completion of the rights offering, we anticipate that ESL will own at least 62% of the common shares of SHO. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise.

You should carefully consider whether to exercise your subscription rights before the rights offering expires. All exercises of subscription rights are irrevocable. The purchase of shares of our common stock involves a high degree of risk.

You should read “Risk Factors” beginning on page 28, and all other information included in this prospectus, before you decide to exercise your subscription rights. Neither Sears Holdings’ nor SHO’s board of directors is making any recommendation regarding your exercise of the subscription rights.

The subscription rights are transferable during the course of the subscription period, until                     , 2012, the      business day following the date hereof and we intend to apply to list the rights for trading on the NASDAQ Capital Market under the symbol “SHOSR,” however, we cannot assure you that a market for the subscription rights will develop. We intend to apply to list shares of our common stock for trading on the NASDAQ Capital Market under the symbol “SHOS.” No public market currently exists for our common stock or for the subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is     , 2012

You should rely only on information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We have not authorized anyone to provide you with additional or different information. Neither this prospectus nor any free writing prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The information contained in this prospectus is accurate only as of the date of this prospectus or such free writing prospectus, as applicable.

For investors outside the United States and Canada: Neither we nor Sears Holdings have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States and Canada. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States and Canada.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. For a more complete understanding of our business and the rights offering, you should read this summary together with the more detailed information and financial statements appearing elsewhere in this prospectus. You should read this entire prospectus carefully, including the “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” sections. This prospectus contains important information that you should consider when making your investment decision. Unless otherwise stated or the context otherwise requires, the terms “we,” “us,” “our,” “SHO” and the “Company” refer to Sears Hometown and Outlet Stores, Inc. and our subsidiaries.

Our Company

We are a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. As of April 28, 2012, we and our dealers and franchisees operated 1,238 stores across all 50 states and Puerto Rico, Guam and Bermuda.

In addition to merchandise, we provide our customers with access to a full suite of services, including home delivery and handling and extended service contracts.

We operate through two segments—the Sears Hometown and Hardware segment and the Sears Outlet segment. Our Sears Hometown and Hardware segment’s stores are designed to provide our customers with in-store and online access to a wide selection of national brands of home appliances, tools, lawn and garden equipment, sporting goods, consumer electronics and household goods, depending on the particular store. Our Sears Outlet stores are designed to provide our customers with in-store and online access to purchase new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products, collectively, “outlet-value products,” across a broad assortment of merchandise categories, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools, and at prices that are significantly lower than manufacturers’ suggested retail prices.

As of April 28, 2012, the Sears Hometown and Hardware segment consists of the following:

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944 Sears Hometown Stores—Primarily independently owned stores, predominantly located in smaller communities and offering appliances, consumer electronics, lawn and garden equipment, and hardware. Most of our Sears Hometown Stores carry proprietary Sears brand products, such as Kenmore, Craftsman, and DieHard, as well as a wide assortment of other national brands.

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96 Sears Hardware Stores—Neighborhood hardware stores that carry Craftsman brand tools and lawn and garden equipment, DieHard brand batteries and a wide assortment of other national brands and other home improvement products. 93 of these locations also offer a selection of Kenmore and other national brands of home appliances.

•	76 Sears Home Appliance Showrooms—Innovative stores that have a simple, primarily appliance, showroom design that are predominantly located in metropolitan areas.

As of April 28, 2012, the Sears Outlet segment consists of 122 Sears Outlet Stores. These locations offer new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools at prices that are significantly lower than manufacturers’ suggested retail prices.

Our 1,238 stores include six Sears Hometown Stores and nine Sears Hardware Stores that we plan to close in the first half of 2012.

Risk Factors

Our business is subject to various risks, such as those highlighted in the section entitled “Risk Factors” beginning on page 26 of this prospectus, including:

•	our continued reliance on Sears Holdings following the separation to provide us with most key products and services for our business;

•	our ability to offer merchandise and services desirable to our customers and compete effectively in the highly competitive home appliance and hardware industries;

•	the impact on our revenues of adverse worldwide and national economic conditions and, in particular, economic factors that negatively impact the home appliance and hardware industries; and

•	our ability to manage the costs and difficulties of operating as a standalone company following the separation from Sears Holdings.

The Separation

We are a recently formed legal entity organized on April 23, 2012 that will, immediately prior to our separation from Sears Holdings, be comprised of all of the assets and liabilities of Sears Holdings’ current Sears Hometown business, Sears Outlet business and hardware stores. Currently, and at all times prior to the separation, Sears Holdings will own 100% of our common stock.

In addition, although we currently have not decided to incur any indebtedness in connection with the separation transactions, prior to the effectiveness of the registration statement of which this prospectus forms a part, we may elect to incur indebtedness in connection with the separation transactions. If we were to incur indebtedness in connection with the separation transactions, we expect that we will use all or a portion of the proceeds of that indebtedness to fund a cash dividend to Sears Holdings that would be paid immediately prior to the consummation of the rights offering.

Our Relationship with Sears Holdings

Prior to the closing of the rights offering, we will operate as businesses within Sears Holdings. Following the closing of this offering (1) we will be a publicly traded company independent from Sears Holdings, and (2) Sears Holdings will not retain any ownership interest in us except to the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege. To the extent that Sears Holdings retains ownership of shares of SHO common stock after the completion of the rights offering, Sears Holdings may dispose of its remaining shares, including through sales into the public market or otherwise.

In connection with the separation we have entered into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with services following the separation, and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain merchandise for us, collectively, the “separation transactions.” Although these agreements have been executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. Accordingly, the terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated parties. For more information regarding the agreements between us and Sears Holdings, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

Principal Stockholder

Assuming that the rights offering is subscribed in full by all holders of subscription rights, we anticipate that immediately following the completion of the rights offering ESL, which beneficially owns approximately 62% of Sears Holdings common stock as of the date hereof, will beneficially own at least 62% of our outstanding common stock. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise. As a result of ESL holding more than 50% of our common stock, we expect to qualify as a “controlled company” under the NASDAQ Marketplace rules following the completion of the rights offering, which would allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies. However, as of the date hereof we have not yet determined whether we will rely on such exemptions.

Trademarks and Service Marks

We expect to enter into license agreements with subsidiaries of Sears Holdings for the use of, and sale of merchandise bearing, trade names and trademarks owned by subsidiaries of Sears Holdings, including SEARS® KENMORE®, CRAFTSMAN®, DIEHARD® and SHOPYOURWAY®.

Trade names, trademarks and service marks of other companies appearing in this prospectus, including those of Sears Holdings, are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsements of us by, these other companies.

Corporate Information

We were incorporated in Delaware on April 23, 2012 and our corporate offices are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179. Our telephone number is (847) 286-2500. Our website address is     . None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

The Rights Offering

The following summary describes the principal terms of the rights offering, but it is not intended to be a complete description of the offering. See “The Rights Offering” in this prospectus for a more detailed description of the terms and conditions of the distribution of rights and the offering of SHO common shares.

Securities Offered	Sears Holdings is distributing, at no charge, to holders of shares of Sears Holdings common stock as of the record date, transferable subscription rights to purchase up to an aggregate of shares of SHO, at a price of $ per whole share. Sears Holdings will distribute to each holder of its common stock as of the record date, one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from Sears Holdings of a share of SHO common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. The subscription rights will expire if they are not exercised by 5:00 p.m. New York City time, on , 2012. Sears Holdings expects the gross proceeds from the rights offering and the exercise of the subscription rights will be approximately $ , assuming that the subscription rights are exercised in full.

Basic Subscription Right	The basic subscription right gives holders of the subscription rights the right to purchase from Sears Holdings, in the aggregate, shares of SHO common stock at a subscription price of $ per whole share. Sears Holdings has distributed to each stockholder of record on the record date one subscription right for every share of Sears Holdings common stock such stockholder owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share. ESL, which benefically owns approximately 62% of the common stock of Sears Holdings as of the date hereof, has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so.

Over-subscription Privilege

If you purchase all of the shares of SHO common stock available to you pursuant to your basic subscription right, after giving effect to any purchases or sales of subscription rights by you prior to such exercise, you may also choose to subscribe for a portion of any shares of SHO common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. ESL, which beneficially owns approximately 62% of the common stock of Sears Holdings as of the date hereof, is also eligible to exercise the over-subscription privilege and has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. To the extent that shares of our common stock are available pursuant to the over-subscription privilege, ESL is expected to increase its percentage beneficial ownership in our common stock to greater than 62%.

Subscription Price	$ per share, payable in immediately available funds. To be effective, any payment related to the exercise of a subscription right must be by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below. Personal checks and wire transfers will not be accepted.

Sears Holdings engaged Duff & Phelps LLC, or “Duff & Phelps,” to act as a financial advisor in connection with the separation of the SHO businesses to provide, among other things, advice with respect to the valuation of the SHO business. In determining the subscription price, the board of directors of Sears Holdings considered, among other things, (1) the advice of Duff & Phelps, (2) the price at which stockholders might be willing to participate in the rights offering and (3) the aggregate gross proceeds to Sears Holdings.

Record Date	5:00 p.m., New York City time, on , 2012.

Expiration of the Rights Offering	5:00 p.m., New York City time, on , 2012, unless Sears Holdings extends the rights offering period. Rights not exercised by the expiration time will be void, of no value and will cease to be exercisable for SHO common shares.

Use of Proceeds	SHO will not receive any proceeds from the exercise of the rights or the sale of its common shares by Sears Holdings. Sears Holdings expects to receive cash proceeds of approximately $ as a result of the sale of SHO’s common shares. All of the gross proceeds of the sale of SHO common shares upon exercise of the rights, net of any selling expenses incurred by it, will be payable to and received by Sears Holdings. See “Use of Proceeds.”

Share Ownership	As of the record date, Sears Holdings owned 100% of the common stock of SHO. As of the date hereof, ESL beneficially owns approximately 62% of the common stock of Sears Holdings.

Assuming the subscription rights are exercised in full, Sears Holdings will dispose of all of its shares of SHO common stock as a result of the rights offering and will cease to be a stockholder of SHO. To the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege, Sears Holdings will retain ownership of a portion of our common stock. To the extent that Sears Holdings retains ownership of shares of SHO common stock after the completion of the rights offering, Sears Holdings may dispose of its remaining shares, including through sales into the public market or otherwise.

ESL has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. As a result, following the completion of the rights offering, we expect ESL will beneficially own at least 62% of our common shares. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of its subscription rights or SHO common stock or otherwise.

Transferability of Rights	You may transfer your subscription rights during the course of the subscription period. We intend to apply to list the subscription rights on the NASDAQ Capital Market under the symbol “SHOSR” and we currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on , 2012, the business day prior to the scheduled expiration date of the rights offering (or if the offer is extended, on the business day immediately prior to the extended expiration date). Although you may transfer or sell your subscription rights if you do not want to exercise them to purchase shares of SHO common stock, the subscription rights are a new issue of securities with no prior public trading market and neither we nor Sears Holdings can provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights. See “The Rights Offering—Transferability of Subscription Rights.”

No Revocation	All exercises of subscription rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of SHO common stock at a price of $ per whole share.

Rights Offering Conditions	Sears Holdings’ obligation to close the rights offering and to distribute the shares of SHO’s common stock subscribed for in the rights offering is conditioned upon the satisfaction or waiver of the following conditions:

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the Sears Holdings board of directors shall have authorized and approved the separation and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of the subscription rights to Sears Holdings stockholders;

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each of the agreements to be entered into between Sears Holdings and SHO governing the separation transactions shall have been executed by each party thereto and all actions required to be performed prior to the closing of the rights offering shall have been completed;

•

the Securities and Exchange Commission, or the “SEC,” shall have declared effective our Registration Statement on Form S-1, of which this prospectus forms a part, under the Securities Act of 1933, as amended, or the “Securities Act,” and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

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our common stock and the subscription rights shall have been accepted for listing on the NASDAQ Capital Market or another national securities exchange or quotation system approved by Sears Holdings, subject to official notice of issuance;

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no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation shall be in effect, and no other event outside the control of Sears Holdings shall have occurred or failed to occur that prevents the consummation of the separation;

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the individuals listed as members of our post-separation board of directors in this prospectus shall have been duly elected, and such individuals shall be the members of our board of directors immediately after the separation;

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prior to the separation, Sears Holdings shall deliver or cause to be delivered to SHO resignations, effective as of immediately after the separation, of each individual who will be an officer or director of SHO after the separation and who is an officer or director of Sears Holdings immediately prior to the separation; and

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immediately prior to the separation, our Certificate of Incorporation and Bylaws, each in substantially the form filed as an exhibit to the Registration Statement of which this prospectus forms a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Sears Holdings to close the rights offering. In addition, Sears Holdings reserves the right to withdraw and cancel the rights offering if, at any time, the board of directors of Sears Holdings determines, in its sole discretion, that the offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

Material U.S. Federal Income Tax Considerations	Although the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear:

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A stockholder that receives a subscription right from Sears Holdings should expect to have taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings, and

•	A stockholder that allows a subscription right to expire without exercising it should expect to have short-term capital loss upon the expiration of such right.

Because a short-term capital loss generally cannot be used to offset taxable dividend income, you may owe tax as a result of the receipt of a subscription right from Sears Holdings even if you take no action.

In certain circumstances, withholding tax or backup withholding tax may apply to the distribution by Sears Holdings of the subscription rights. If withholding tax or backup withholding tax applies to the distribution of the subscription rights to a stockholder, the stockholder’s broker (or other applicable withholding agent) will be required to remit any such withholding tax or backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking the stockholder to provide the funds, by using funds in the stockholder’s account with the broker or by selling (on the stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

For a detailed discussion of the material U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights, see “Material United States Federal Income Tax Considerations.” Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights in light of their particular circumstances.

Extension and Cancellation	The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that among other things the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering.

If Sears Holdings cancels the rights offering, due to the lack of satisfaction of one or more conditions to the rights offering or otherwise, the subscription rights will be void, of no value and will cease to be exercisable for SHO common shares. If Sears Holdings cancels the rights offering, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market and neither Sears Holdings, SHO nor the subscription agent will be under any obligation to refund to you the purchase price you paid for the purchased subscription rights, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. Sears Holdings may also extend the rights offering for additional periods ending no later than     , 2012.

Procedures for Exercising Subscription Rights	To exercise your subscription rights, you must take the following steps:

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If you are a registered holder of Sears Holdings common stock and you wish to participate in the rights offering, you must deliver payment and a properly completed and signed rights certificate to the subscription agent to be received before 5:00 p.m., New York City time, on     , 2012. In certain cases, you may be required to provide additional documentation or signature guarantees. Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of Sears Holdings’ common stock as of the close of business on the record date, based on the stockholder registry maintained at the transfer agent for Sears Holdings’ common stock. You may deliver the documents and payments by hand delivery, first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

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If you are a beneficial owner of shares of Sears Holdings common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, or if you would rather an institution conduct the transaction on your behalf, you should instruct your broker, dealer, custodian bank or other nominee to exercise your subscription rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., New York City time, on     , 2012.

•

If you purchased subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase our common stock through the rights offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering. See “The Rights Offering—Method of Exercising Subscription Rights.”

•

If you purchased subscription rights during the subscription period directly from a registered holder of Sears Holdings common stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights. See “The Rights Offering—Method of Exercising Subscription Rights.”

Reason for Rights Offering Structure	Sears Holdings is separating SHO through the rights offering because it believes it will provide additional liquidity to Sears Holdings and enhance the ability of Sears Holdings to focus on its core business.

In addition, Sears Holdings believes that the rights offering will give its stockholders the ability to avoid dilution by retaining their ownership percentage in the two companies. However, stockholders may wish to sell their subscription rights to fund any tax incurred upon the receipt of the subscription rights, which would decrease the amount of shares of SHO common stock available to such stockholders. If the distribution of the subscription rights to a stockholder is subject to withholding tax, the stockholder’s broker (or other applicable withholding agent) may sell all or a portion of the subscription rights to fund the withholding tax, which would decrease the number of shares of SHO common stock available to such stockholder. See “Material United States Federal Income Tax Considerations.”

Shares Outstanding Before the Rights Offering	shares of our common stock were outstanding as of , 2012. Prior to the rights offering, 100% of our common stock was held by Sears Holdings.

Shares Outstanding After Completion of the Rights Offering	No new shares of our common stock will be issued or outstanding as a result of the rights offering. All of the shares of common stock purchased as a result of the exercise of subscription rights will be purchased from Sears Holdings.

Fees and Expenses	Sears Holdings is not charging any fee or sales commission to distribute subscription rights to you or for the delivery of shares of SHO common stock to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees such intermediary may charge you.

Trading Market and Symbol	We intend to apply to list the subscription rights on the NASDAQ Capital Market under the symbol “SHOSR.” We intend to apply to list shares of our common stock for trading on the NASDAQ Capital Market under the ticker symbol “SHOS.”

Relationship with Sears Holdings After the Rights Offering

In connection with the separation, we have entered into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with certain services following the separation and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain certain merchandise for us. Although these agreements have been executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. The terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated parties. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings” and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to our Separation from, and Continued Dependence on, Sears Holdings.”

No Board Recommendation Regarding Exercise of Subscription Rights	Neither the Sears Holdings nor SHO board of directors is making any recommendation regarding whether exercise of the subscription rights or the over-subscription privilege is or is not in your best interests. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither Sears Holdings nor SHO can predict the price at which shares of SHO’s common stock will trade after the completion of the rights offering. The market price for SHO’s common stock may decrease to an amount below the subscription price, and if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your decision based on your assessment of SHO’s business and financial condition, its prospects for the future, the terms of the rights offering and the information contained in this prospectus. See “Risk Factors—Risks Relating to our Common Stock” for a discussion of some of the risks involved in investing in our common stock.

ESL beneficially owns approximately 62% of Sears Holdings outstanding shares of common stock as of the date hereof. Edward S. Lampert is the Chairman of the Board of Sears Holdings and Chairman and Chief Executive Officer of ESL. Sears Holdings is controlled by ESL and, after completion of the rights offering, SHO is expected to be controlled by ESL. You should not view the intentions of ESL or Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings or SHO board of directors, regarding whether the exercise of the subscription rights is or is not in your best interests.

Risk Factors	Before you exercise your subscription rights to purchase shares of SHO common stock, you should carefully consider the risks described in the section entitled “Risk Factors,” beginning on page 28 of this prospectus.

Transfer Agent and Registrar	After the separation, the transfer agent and registrar for our common stock will be Computershare Trust Company, N.A.

Subscription Agent	Computershare Inc.

Information Agent	Georgeson Inc. If you have questions about the rights offering or need additional copies of the rights offering documents, please contact Georgeson Inc., our information agent, by calling (866) 695-6074 (toll-free) or, if you are a bank, broker or other nominee, (212) 440-9800.

SUMMARY HISTORICAL FINANCIAL AND OTHER DATA

The following tables provide a summary of the historical financial and other operating data for the periods indicated, reflects the combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings and is referred to herein as “our” historical financial and other operating data. The combined statements of income data set forth below for the fiscal years ended January 30, 2010, January 29, 2011 and January 28, 2012 and the combined balance sheet data as of January 29, 2011 and January 28, 2012 are derived from our audited Combined Financial Statements included elsewhere in this prospectus. The combined balance sheet data as of January 30, 2010 are derived from unaudited Combined Financial Statements that are not included in this prospectus. The combined statements of income data set forth below for the 13 weeks ended April 30, 2011 and April 28, 2012 and the combined balance sheet data as of April 30, 2011 and April 28, 2012 are derived from unaudited Condensed Combined Financial Statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results to be expected in any future period.

You should read this information together with “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our Combined Financial Statements and the related notes, which are included elsewhere in this prospectus.

	Fiscal Year			13 Weeks Ended
thousands, except store count	2009	2010	2011	April 30, 2011	April 28, 2012
Combined Statement of Income Data (1)
Net sales	$2,329,925	$2,347,387	$2,344,199	$584,632	$621,078
Net income	$60,115	$49,756	$33,056	$7,415	$20,593
Combined Balance Sheet Data
Total assets	$629,415	$641,441	$651,838	$668,603	$670,211
Long-term debt	—	—	—	—	—
Other Financial and Operating Data
Adjusted EBITDA (2)	$108,723	$93,864	$80,919	$15,072	$36,795
Number of stores	1,166	1,205	1,274	1,210	1,238

(1)	Our fiscal year end is the Saturday closest to January 31 each year. Our first fiscal quarter end is the Saturday closest to April 30 each year.
(2)	Adjusted EBITDA—In addition to our net income determined in accordance with GAAP, for purposes of evaluating operating performance we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, or “Adjusted EBITDA,” which is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our business, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as it excludes a number of important cash and non-cash recurring items. Adjusted EBITDA should not be considered as a substitute for GAAP measurements.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance because:

•	EBITDA excludes the effects of financing and investing activities by eliminating the effects of interest and depreciation costs; and

•

other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure for each of the periods indicated:

	Fiscal Year			13 Weeks Ended
thousands	2009	2010	2011	April 30, 2011	April 28, 2012
Net income	$60,115	$49,756	$33,056	$7,415	$20,593
Income tax expense	39,037	32,492	21,727	4,927	13,454
Other income	(9)	(207)	(422)	(63)	(226)
Interest expense	588	421	913	439	669

Operating income	99,731	82,462	55,274	12,718	34,490
Depreciation	8,992	11,402	9,774	2,354	2,305
Store closing charges and severance costs (1)	—	—	15,871	—	—

Adjusted EBITDA	$108,723	$93,864	$80,919	$15,072	$36,795

(1)	See Note 7 to our Combined Financial Statements included herein.

QUESTIONS AND ANSWERS ABOUT THE COMPANY AND THE RIGHTS OFFERING

Set forth below are examples of what we anticipate will be commonly asked questions about the rights offering and the transactions contemplated thereby. The answers are based on selected information included elsewhere in this prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the rights offering. This prospectus contains more detailed descriptions of the terms and conditions of the rights offering and provides additional information about us and our business, including potential risks related to the rights offering, shares of our common stock and our business.

Exercising the rights and investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 26 of this prospectus, and all other information in this prospectus in its entirety before you decide whether to exercise your rights.

What is the rights offering?

Sears Holdings is distributing, at no charge, to holders of shares of Sears Holdings common stock as of the record date, transferable subscription rights to purchase shares of SHO common stock that it owns. Sears Holdings is distributing to each holder of its common stock as of the record date, one subscription right for each full common share owned by that stockholder as of the record date. Each subscription right will entitle its holder to purchase from Sears Holdings              of a share of SHO common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege, as described below. We intend to apply to list the shares of SHO common stock to be issued upon exercise of the subscription rights for trading on the NASDAQ Capital Market under the ticker symbol “SHOS.”

What is Sears Hometown and Outlet Stores, Inc., or “SHO”?

We are a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. We operate through two segments—the Sears Hometown and Hardware segment and the Sears Outlet segment. Our Sears Hometown and Hardware stores are designed to provide our customers with in-store and online access to a wide selection of national brands of home appliances, tools, lawn and garden equipment, sporting goods, consumer electronics and household goods, depending on the particular store. Our Sears Outlet stores are designed to provide our customers with in-store and online access to purchase new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products across a broad assortment of merchandise categories, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools, and at prices that are significantly lower than manufacturers’ suggested retail prices. As of April 28, 2012, we and our dealers and franchisees operated 1,238 stores across all 50 states as well as Puerto Rico, Guam and Bermuda. Our principal executive offices are located at 3333 Beverly Road, Hoffman Estates, Illinois 60179 and our telephone number is (847) 286-2500. Our website address is             . None of the information contained on, or that may be accessed through, our websites or any other website identified herein is part of, or incorporated into, this prospectus. All website addresses in this prospectus are intended to be inactive textual references only.

Prior to the closing of the rights offering we operated as businesses within Sears Holdings. Following the closing of the rights offering (1) we will be a publicly traded company independent from Sears Holdings and (2) Sears Holdings will not retain any ownership interest in us except to the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege. To the extent that Sears Holdings retains ownership of shares of SHO common stock after the completion of the rights offering, Sears Holdings may dispose of its remaining shares, including through sales into the public market or otherwise.

Assuming the rights offering is subscribed in full by all holders of subscription rights, we anticipate that immediately following the separation, ESL, which beneficially owns approximately 62% of Sears Holdings common stock as of the date hereof, will beneficially own at least 62% of our outstanding common stock. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise. As a result of ESL holding more than 50% of our common stock, we expect to qualify as a “controlled company” under the NASDAQ Marketplace rules following the completion of the rights offering, which would allow us to rely on exemptions from certain corporate governance requirements otherwise applicable to NASDAQ-listed companies. However, as of the date hereof, we have not yet determined whether we will rely on such exemptions.

In connection with the separation we have entered into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with certain services following the separation, and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain certain merchandise for us. Although these agreements have been executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. Accordingly, the terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated parties. For more information regarding the agreements between us and Sears Holdings, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

What is the basic subscription right?

Holders of the basic subscription rights will have the opportunity to purchase from Sears Holdings, in the aggregate,              shares of SHO common stock at a subscription price of $             per whole share. Sears Holdings has granted to you, as a stockholder of record on the record date, one subscription right for every share of Sears Holdings common stock you owned at that time. Fractional shares or cash in lieu of fractional shares will not be issued in the rights offering. Instead, fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

We determined the ratio of rights required to purchase one share of SHO common stock by dividing the number of shares of SHO common stock which are to be sold by Sears Holdings pursuant to the rights offering by the number of shares of Sears Holdings common stock outstanding on the record date. Accordingly, each subscription right allows the holder thereof to subscribe for              of a share of SHO common stock at the cash price of $             per whole share. As an example, if you owned 1,000 shares of Sears Holdings common stock on the record date, you would receive 1,000 subscription rights pursuant to your basic subscription right that would entitle you to purchase              shares of our common stock (             rounded down to the nearest whole share) at a subscription price of $             per whole share. Sears Holdings determined the subscription price of $             by dividing $            , which is the valuation of SHO as approved by the Sears Holdings board of directors in connection with the separation, by the total number of shares of our common stock. See “—How was the $             per share subscription price determined?”

You may exercise all or a portion of your basic subscription right or you may choose not to exercise any subscription rights at all. However, if you exercise less than your full basic subscription right, you will not be entitled to purchase shares of common stock pursuant to the over-subscription privilege.

If you are a registered holder of Sears Holdings common stock, the number of shares of common stock you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee who uses the services of the Depository Trust Company, or “DTC,” you will not receive a rights certificate. Instead, DTC will issue one subscription right to your nominee record holder for every share of Sears Holdings common stock that you own on the record date. If you are not contacted by your nominee, you should contact your nominee as soon as possible.

What is the over-subscription privilege and how will shares of common stock be allocated in the rights offering?

If you purchase all shares of SHO common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Only holders who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights prior to the time of such exercise, may participate in the over-subscription privilege. If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of common stock you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below.

ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it according to the formula described below, although it has not entered into any agreement to do so.

Shares of our common stock will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of of a share of common stock per exercised subscription right.

•

Second, any remaining shares that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

•

Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

•

For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•

Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of common stock than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•

For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•

Fourth, any shares of common stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of our common stock have been allocated or all over-subscription requests have been satisfied in full.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of SHO shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). See “The Rights Offering—The Subscription Rights—Over-subscription Privilege.” Any excess subscription payments received by the subscription agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, promptly following the expiration of the rights offering.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share. Computershare Inc., our subscription agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

Why is Sears Holdings conducting the rights offering?

Sears Holdings’ board of directors has determined that pursuing a disposition of SHO through a rights offering is in the best interests of Sears Holdings and its stockholders, and that separating SHO from Sears Holdings would provide, among other things, financial and operational benefits to both SHO and Sears Holdings, including but not limited to the following expected benefits:

•

Strategic Focus and Flexibility. Sears Holdings’ board of directors believes that following the rights offering, SHO and Sears Holdings will each have more focused businesses and be better able to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to their respective businesses in an efficient manner.

•	Additional Liquidity. The rights offering is expected to provide Sears Holdings with approximately $ million in gross proceeds, strengthening its balance sheet and liquidity.

•

Stockholder Flexibility to Avoid Dilution. Since the subscription rights are being distributed, at no charge, to Sears Holdings’ existing stockholders, stockholders will have the choice to hold shares in both companies or in either company separately and the opportunity to retain their existing Sears Holdings ownership percentage in the two companies. However, stockholders may wish to sell their subscription rights to fund any tax incurred upon the receipt of the subscription rights, which would decrease the amount of shares of SHO common stock available to such stockholders. If the distribution of the rights to a stockholder is subject to withholding tax, the stockholder’s broker (or other applicable withholding agent) may sell all or a portion of the subscription rights to fund the withholding tax, which would decrease the number of shares of SHO common stock available to such stockholder. See “Material United States Federal Income Tax Considerations.”

How was the $             per share subscription price determined?

Sears Holdings engaged Duff & Phelps LLC, or “Duff & Phelps,” to act as a financial advisor in connection with the separation of the SHO businesses to provide, among other things, advice with respect to the valuation of the SHO business. In determining the subscription price, the board of directors of Sears Holdings considered, among other things, (1) the advice of Duff & Phelps, (2) the price at which stockholders might be willing to participate in the rights offering and (3) the aggregate gross proceeds to Sears Holdings.

The Sears Holdings board of directors has determined that the subscription price will be $                    . There can be no assurance that our shares of common stock will trade at prices near or above the subscription price after the date of this prospectus. You should not consider the subscription price to be an indication of the price at which SHO common stock will trade following the rights offering.

Am I required to exercise all of the subscription rights I receive in the rights offering?

No. You may exercise any number of your subscription rights or you may choose not to exercise any subscription rights.

If you do not exercise any subscription rights, you will not receive any shares of our common stock. If you exercise all of your basic subscription rights, your ownership interest in SHO will be equivalent to the ownership interest you currently have in Sears Holdings. For example, assuming that the subscription rights are exercised in full by all holders of subscription rights, if you own 1% of Sears Holdings common stock on the record date and exercise your basic subscription rights in full you will own 1% of the common stock of SHO following the rights offering. If you choose to exercise your basic subscription rights in part, your ownership interest in SHO will be diluted by other stockholders who exercise their subscription rights in full. In addition, if you do not fully exercise all your basic subscription rights, after giving effect to any purchases or sales of subscription rights by you prior to such exercise, you will not be entitled to participate in the over-subscription privilege, and you may be subject to adverse tax consequences. See “—What are the material U.S. federal income tax consequences if I receive and do not sell or exercise the right before it expires?”

The number of shares of Sears Holdings common stock that you own, and your percentage ownership, will not change as a result of the rights offering.

See “Risk Factors—Risks Relating to the Rights Offering—If you receive and exercise the subscription rights, you may be subject to adverse U.S. federal income tax consequences” and “Risk Factors—Risks Relating to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

How soon must I act to exercise my subscription rights?

If you received a rights certificate and elect to exercise any or all of your subscription rights, the subscription agent must receive your completed and signed rights certificate and payments before the rights offering expires on         , 2012, at 5:00 p.m., New York City time. If you hold your shares in the name of a broker, dealer, custodian bank or other nominee, your nominee may establish a deadline before the expiration of the rights offering by which you must provide it with your instructions to exercise your subscription rights. Although Sears Holdings may, in its discretion, extend the expiration date of the rights offering, it currently does not intend to do so. In addition, Sears Holdings may cancel the rights offering for various reasons, see “The Rights Offering—Conditions, Withdrawal, and Cancellation.” If the rights offering is cancelled, all subscription payments received will be returned, without interest or penalty, as soon as practicable.

Although we will make reasonable attempts to provide this prospectus to Sears Holdings stockholders, the rights offering and all subscription rights will expire on the expiration date, whether or not we have been able to locate each person entitled to subscription rights.

May I transfer my subscription rights?

Yes. The subscription rights are transferable during the course of the subscription period and we intend to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR.” We currently expect that the subscription rights will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on          2012, the          business day prior to the scheduled expiration date of the rights offering (or, if the offer is extended, on the          business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase shares of our common stock. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

If you hold your shares through a broker, custodian bank or other nominee, you may sell your subscription rights by contacting your broker, custodian bank or other nominee until the close of business on the business day preceding the expiration date of this rights offering. To sell your subscription rights, in addition to any other procedures your broker, custodian bank or other nominee may require, you should complete and return to your broker, custodian bank or other nominee the form entitled “Beneficial Owner Election Form” such that it will be

received by          p.m., New York City time, on         , 2012, the          business day prior to the expiration date of this rights offering. If you are a record holder of a subscription rights certificate, you may take your subscription rights certificate to a broker who can sell your subscription rights for you. To do so, you must deliver your properly executed subscription rights certificate, with appropriate instructions, and any additional documentation required by the broker. Commissions and applicable taxes or broker fees may apply if you sell your subscription rights. See “The Rights Offering—Transferability of Subscription Rights.”

What is the effect of transferring subscription rights?

You may transfer or sell your subscription rights if you do not want to exercise them to purchase shares of our common stock. However, if you transfer all or a portion of your subscription rights, you will be unable to purchase the shares of our common stock underlying such rights. In addition, if you transfer all or a portion of your subscription rights, you will not be entitled to exercise the over-subscription privilege with respect to the portion of your rights so transferred.

What is the effect of purchasing subscription rights?

The subscription rights are transferable during the course of the subscription period and we intend to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR.” However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of the trading market for the subscription rights or the market value of the subscription rights after your purchase. Additionally, if Sears Holdings cancels the rights offering, the subscription rights will be void, of no value and will cease to be exercisable for SHO common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Relating to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Have any stockholders indicated that they will exercise their rights?

Yes. ESL, which beneficially owns approximately 62% of Sears Holdings’ outstanding shares of common stock as of the date hereof, has indicated that it currently intends to exercise its rights under the basic subscription right in full, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. ESL has not indicated whether it intends to acquire any additional rights through open market purchases.

Will ESL control SHO following the rights offering?

We expect ESL to control SHO upon completion of the rights offering. ESL will receive subscription rights on a pro rata basis with other Sears Holdings stockholders, based on its ownership of Sears Holdings on the record date. ESL beneficially owns approximately 62% of Sears Holdings’ common stock as of the date hereof which would entitle it to receive subscription rights to purchase approximately 62% of SHO. In addition, ESL may increase its percentage beneficial ownership in SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise. ESL has advised us that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so.

Sears Holdings is not requiring an overall minimum subscription to complete the rights offering. However, the rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering.

Are there any conditions to closing the rights offering?

Yes. Sears Holdings’ obligation to close the rights offering and to distribute the shares of our common stock subscribed for in the rights offering is conditioned upon the satisfaction or waiver of certain conditions. See “The Rights Offering—Conditions, Withdrawal and Cancellation.” In addition, Sears Holdings reserves the right to withdraw and cancel the rights offering if, at any time, the board of directors of Sears Holdings determines, in its sole discretion, that the offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering.

Can Sears Holdings cancel or extend the rights offering?

The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable. If Sears Holdings cancels the rights offering, the subscription rights will be void, of no value and will cease to be exercisable for SHO common shares. If you purchase rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. Sears Holdings may also extend the rights offering for additional periods ending no later than             , 2012, although it does not presently intend to do so.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if Sears Holdings subsequently cancels the rights offering. See “—What are the material U.S. federal income tax consequences if I receive a subscription right from Sears Holdings and Sears Holdings subsequently cancels the rights offering.”

Will Sears Holdings’ or our officers and directors be able to exercise their subscription rights?

Sears Holdings’ and our officers and directors that hold shares of Sears Holdings’ common stock may participate in the rights offering at the same subscription price per share as all other holders of subscription rights, but none of our or their officers or directors is obligated to participate.

Edward S. Lampert is the Chairman of the Board of Sears Holdings and Chairman and Chief Executive Officer of ESL. ESL has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. You should not view the intentions of ESL or Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings or SHO board of directors, regarding whether the exercise of the subscription rights or the over-subscription privilege is or is not in your best interests.

Has the Sears Holdings board of directors made a recommendation to Sears Holdings stockholders regarding the rights offering?

No. The Sears Holdings board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither we nor Sears Holdings can predict the price at which our shares of common stock will trade after the offering. The market price for our common stock may be below the subscription price, and, if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the rights offering and the information contained in this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

ESL beneficially owns approximately 62% of Sears Holdings outstanding shares of common stock as of the date hereof. Edward S. Lampert is the Chairman of the Board of Sears Holdings and Chairman and Chief Executive Officer of ESL. Sears Holdings is controlled by ESL and, after completion of the rights offering, SHO is expected to be controlled by ESL. You should not view the intentions of ESL or Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings or SHO board of directors, regarding whether the exercise of the subscription rights is or is not in your best interests.

How do I exercise my subscription rights if I am a registered holder of Sears Holdings Common Stock?

If you are a registered holder of Sears Holdings common stock and you wish to participate in the rights offering, you must take the following steps:

•	deliver payment (as set forth below) to the subscription agent before p.m., New York City time, on , 2012; and

•	deliver a properly completed and signed rights certificate to the subscription agent before p.m., New York City time, on , 2012.

In certain cases, you may be required to provide additional documentation or signature guarantees.

Please follow the delivery instructions on the rights certificate. Do not deliver documents to Sears Holdings or SHO. You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent so that the subscription agent receives them prior to              p.m., New York City time, on             , 2012.

You must timely pay the full subscription price for the full number of shares of SHO common stock you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege, by delivering to the subscription agent payment in full in immediately available funds before the expiration of the rights offering period. If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares of common stock under the over-subscription privilege and the elimination of fractional shares.

How do I participate in the rights offering if my shares are held in the name of a broker, dealer, custodian bank or other nominee?

If you hold your shares of Sears Holdings common stock through a broker, dealer, custodian bank or other nominee, then your nominee is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf. If you wish to purchase our common stock through the rights offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

How do I exercise subscription rights that were purchased during the subscription period?

If you purchased subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase our common stock through the rights offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

If you purchased subscription rights during the subscription period directly from a registered holder of Sears Holdings common stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights. See “The Rights Offering—Method of Exercising Subscription Rights.”

When will I receive my subscription rights certificate?

Promptly after the date of this prospectus, the subscription agent will send a subscription rights certificate to each registered holder of Sears Holdings’ common stock as of the close of business on the record date, based on the stockholder registry maintained by the transfer agent for Sears Holdings’ common stock. If you hold your shares of common stock through a broker, dealer, custodian bank or other nominee, you will not receive an actual subscription rights certificate.

What form of payment must I use to pay the subscription price?

You must timely pay the full subscription price for the full number of shares of SHO common stock you wish to acquire in the rights offering, including any shares you wish to acquire pursuant to the over-subscription privilege, by delivering to the subscription agent payment in full in immediately available funds before the expiration of the rights offering period. Your payment of the subscription price must be made in United States dollars for the full number of shares of SHO common stock for which you are subscribing by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below. Personal checks and wire transfers will not be accepted.

What is the record date for the rights offering?

Record ownership will be determined as of the close of business on     , 2012, which we refer to as the record date.

When will I receive my SHO shares?

If you purchase shares of SHO common stock in the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering.

After I exercise my subscription rights and send in my payment, may I withdraw or cancel my exercise of subscription rights?

No. All exercises of subscription rights are irrevocable unless the rights offering is cancelled, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock at a price of $             per whole share.

What effect does the rights offering have on the outstanding common stock of Sears Holdings?

The issuance of SHO shares in the rights offering will not affect the number of shares of Sears Holdings common stock you own or your percentage ownership of Sears Holdings.

What will Sears Holdings and SHO receive from the rights offering?

If all of the subscription rights are exercised in full, we estimate that the proceeds to Sears Holdings from the rights offering, before deducting estimated offering expenses, will be approximately $     million. SHO will not receive any proceeds from the rights offering.

Are there risks in exercising my subscription rights?

Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves the purchase of shares of SHO common stock. You should consider this investment as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading “Risk Factors” in this prospectus.

If the rights offering is not completed, will my subscription payment be refunded to me?

Yes. The subscription agent will hold all funds it receives in escrow in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive your subscription payment because the subscription agent will return payments through the record holder of your shares. If you purchase rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Relating to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Will the rights be listed on a securities exchange?

No public market currently exists for the subscription rights. The subscription rights are transferable during the course of the subscription period and we intend to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR.” We currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on     , 2012, the      business day prior to the scheduled expiration date of this rights offering (or if the offer is extended, on the      business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to purchase any shares of SHO common stock through the rights offering. However, the subscription rights are a new issue of securities with no prior trading market, and we cannot provide you with any assurances as to the liquidity of any trading market for the subscription rights or the market value of the subscription rights.

Will the common stock of SHO be listed on a securities exchange?

Currently, there is no public market for our common stock. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “SHOS” and expect that trading will begin the first trading day after the completion of this offering. We cannot predict the trading prices for our common stock or whether an active trading market for our common stock will develop. See “Risk Factors—Risks Relating to our Common Stock.”

What will happen to the listing of Sears Holdings shares?

Nothing. Sears Holdings shares will continue to be traded on the NASDAQ Global Select Market under the symbol “SHLD.”

What if I want to sell my Sears Holdings common stock or my shares of SHO common stock?

You should consult with your financial advisors, such as your stockbroker, bank or tax advisor. Neither Sears Holdings nor SHO makes any recommendations on the purchase, retention or sale of Sears Holdings common stock or SHO common stock.

If you decide to sell any shares of Sears Holdings common stock before the record date, you will not receive any subscription rights described in this prospectus in respect of the shares sold. If you own Sears Holdings common stock at the close of business on the record date and sell those shares after the record date, you will still receive the subscription rights that you would be entitled to receive in respect of the Sears Holdings common stock you owned at the close of business on the record date.

What fees or charges apply if I purchase shares of common stock in the rights offering?

Sears Holdings is not charging any fee or sales commission to issue subscription rights to you or to deliver shares to you if you exercise your subscription rights. If you exercise your subscription rights through your broker, dealer, custodian bank or other nominee, you are responsible for paying any fees your intermediary may charge you.

What are the material U.S. federal income tax consequences if I receive and exercise a subscription right?

You should discuss with your tax advisor the tax consequences of receiving and exercising a subscription right, however, if you receive a subscription right and exercise that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) no additional income upon the exercise of the subscription right. You will need to fund any tax resulting from the receipt of the subscription right with cash from other sources.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive and sell a subscription right?

You should discuss the tax consequences of receiving and selling a subscription right with your tax advisor, however, if you receive a subscription right and sell that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) short-term capital gain or loss on the sale of the subscription right equal to the difference between the proceeds received upon the sale and the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings. It is possible that the sale proceeds received upon a sale of the subscription rights will be less than any tax resulting from your receipt of the subscription right. In this event, you will generally need to fund the remaining portion of any tax with cash from other sources.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive and do not sell or exercise the right before it expires?

You should discuss with your tax advisor the tax consequences of receiving a subscription right and neither selling nor exercising that right, however, if you receive a subscription right from Sears Holdings and do not sell or exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) a short-term capital loss upon the expiration of such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). Accordingly, if you receive a subscription right from Sears Holdings and take no action, you may owe tax and need to fund that tax with cash from other sources. See “Risk Factors—Risks Relating to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

How will I be impacted if the distribution of rights to me is subject to withholding tax?

In certain circumstances, withholding tax or backup withholding tax may apply to the distribution by Sears Holdings of the subscription rights. If withholding tax or backup withholding tax applies to the distribution of the subscription rights to you, your broker (or other applicable withholding agent) will be required to remit any such withholding tax or backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking you to provide the funds, by using funds in your account with the broker or by selling (on your behalf) all or a portion of the subscription rights or by another means (if any) available.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

What are the material U.S. federal income tax consequences if I receive a subscription right from Sears Holdings and Sears Holdings subsequently cancels the rights offering?

You should discuss with your tax advisor the tax consequences of receiving a subscription right if Sears Holdings subsequently cancels the rights offering. There are limited authorities addressing the tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if you do not sell or otherwise dispose of the rights and if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if Sears Holdings subsequently cancels the rights offering. If withholding tax is withheld from you in this event, you may wish to seek a refund of such amount from the United States Internal Revenue Service.

If you do have taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

How do I exercise my subscription rights if I live outside of the United States and Canada or have an army post office or fleet post office address?

The subscription agent will hold rights certificates for holders of Sears Holdings common stock having an address outside the United States and Canada, or who have an Army Post Office (APO) address or Fleet Post Office (FPO) address. In order to exercise subscription rights, such stockholders must notify the subscription agent and timely follow the additional procedures described under the heading “The Rights Offering—Foreign Stockholders.”

To whom should I send my forms and payment?

If your shares are held in the name of a broker, dealer or other nominee, you should send your subscription documents, rights certificate and subscription payment to that nominee. If you are the record holder, you should send your subscription documents, rights certificate and subscription payment by first class mail or courier service to:

By first class mail:	By overnight courier:

Computershare Inc. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Inc. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

You are solely responsible for completing delivery to the subscription agent of your subscription documents, rights certificate and payment. You should allow sufficient time for delivery of your subscription materials to the subscription agent.

Whom should I contact if I have other questions?

If you have more questions about the rights offering or need additional copies of the rights offering documents, please contact Georgeson Inc., our information agent, by calling (866) 695-6074 (toll-free).

RISK FACTORS

You should carefully consider the risks described below, together with all of the other information included in this prospectus, in evaluating SHO and our common stock. The following risk factors could adversely affect our business, results of operations, financial condition and stock price.

Risks Relating to Our Separation from, and Continued Dependence on, Sears Holdings

Following the separation from Sears Holdings, we will continue to depend on Sears Holdings to provide us with most key products and services for our business. Consequently, if Sears Holdings is unwilling or unable or otherwise fails to perform these services adequately, or at all, or if Sears Holdings’ brand is impaired, we could be materially and adversely affected.

Prior to the separation from Sears Holdings, we will operate as businesses within Sears Holdings, and most key products and services required by us for the operation of our business were provided by Sears Holdings, including inventory procurement and management, home services and repair, computer systems, warehousing and logistics, merchandise acquisition and assortment, and transaction processing and financial reporting. We have or will have, prior to the completion of the separation, entered into agreements with Sears Holdings (or its subsidiaries) related to the separation including, among others, the Services Agreement. Following the separation, we will rely heavily on the products and services to be provided by Sears Holdings or its subsidiaries pursuant to these and other agreements, together the “key products and services” including:

•	inventory procurement from third-party vendors, including Kenmore, Craftsman and DieHard branded products and other products which are collectively expected to account for a majority of our revenue;

•	logistical, supply chain and inventory support services;

•	accounting and financial reporting services;

•	environmental and safety program, risk management and insurance services;

•	computer and information technology infrastructure and support;

•	our websites will be hosted and maintained by a subsidiary of Sears Holdings and certain purchases made on our websites will be processed by a subsidiary of Sears Holdings;

•	certain of our store leases will be held in the name of subsidiaries of Sears Holdings until their expiration at which time we will be required to renegotiate with the landlord directly;

•	our stores will continue to use the Sears brand name, and other intellectual property owned by Sears Holdings, through our license agreements with Sears Holdings;

•	our stores will continue to participate in Sears Holdings’ Shop Your Way Rewards program, or “SYWR program” and rely on the customer data and other information provided by the SYWR program; and

•	our stores will continue to accept Sears-branded credit cards and rely on Sears Holdings to administer the allocation of revenues derived from customers use of such cards at our stores.

As a result of our ongoing dependence on Sears Holdings, we are exposed to the risk that Sears Holdings will become unable or unwilling to fulfill its contractual obligations to us. In addition, if Sears Holdings’ brand is impaired, we could be materially and adversely affected. Sears Holdings is subject to various risks and uncertainties, which could in turn adversely affect our business, results of operations and financial condition. Such risks include (1) business risks related to the retail industry, (2) risks related to worldwide economic conditions and (3) risks related to Sears Holdings’ ability to access capital markets and other financing sources.

We believe it is necessary for Sears Holdings to provide these products and services to us to facilitate the continued operation of our business as we transition to becoming a publicly traded company independent from Sears Holdings. We will, as a result, be dependent on our relationship with Sears Holdings for certain products and services following the separation. However, Sears Holdings will have no obligation to provide assistance to us other than the products and services to be provided pursuant to these agreements. Although Sears Holdings is generally obligated to provide us with these products and services until at least         , subject to important exceptions, these products and services may not be provided at the same level as when we were part of Sears Holdings, and we may not be able to obtain the same benefits from these products and services. We expect to need to rely on Sears Holdings for these services for the entire term of the applicable agreement. In addition, to the extent that our growth is dependent on expanding the number of stores we operate, we will need to rely on Sears Holdings to supply the same products and services in new regions or markets. When Sears Holdings is no longer obligated to provide these products and services to us, we may not be able to replace these products and services on terms and conditions, including costs, as favorable as those we will receive from Sears Holdings. See “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

We are dependent on existing agreements with Sears Holdings and manufacturers to provide our inventory.

Following the separation, our Sears Hometown and Hardware and Sears Outlet businesses are expected to rely on our agreements with Sears Holdings (or its subsidiaries) for a significant portion of their inventory, including Kenmore, Craftsman and DieHard branded products. If we are unable to obtain adequate amounts and assortments of merchandise through our agreements with Sears Holdings, we may be unable to find alternative sources of supply on commercially reasonable terms, or at all. In addition, the third-party vendors from whom Sears Holdings currently obtains merchandise for us may not be willing to continue to honor those arrangements and may insist that we purchase from the third-party vendors on terms that are less favorable than the terms enjoyed by Sears. If we are unable to maintain a broad selection of merchandise for sale to our customers, it could have a material adverse effect on our business, results of operations and financial condition.

In addition, our Sears Outlet business currently relies on manufacturers with which we have existing agreements to supply a portion of its inventory. For the year ended January 28, 2012, sales of products obtained through agreements with third-party home appliance suppliers generated approximately 25% of our Sears Outlet revenue. We are dependent on our ability to continue to obtain inventory, including appliances, from these and other manufacturers in the future. Our agreements with these manufacturers do not guarantee the availability of a certain amount of merchandise at any given time, and we have no assurance that any of these agreements will be renewed on commercially reasonable terms, or at all. If these manufacturers decrease their output of merchandise or raise their prices, or both, and we are required to find one or more alternative suppliers, we may not be able to contract with them on a timely basis, on commercially reasonable terms, or at all. The lack of alternative suppliers could lead to higher prices, decreased inventory or an inability to maintain a broad selection of merchandise in our stores and could have a material adverse effect on our business, results of operations and financial condition. In addition, if we do not maintain our existing relationships or build new relationships with manufacturers, we may not be able to maintain a broad selection of merchandise, and customers may not shop at or purchase from our stores.

We expect to rely on Sears Holdings and other third parties to provide us with key products and services in connection with the administration of many critical aspects of our business and we may be required to develop our own systems quickly and cost-effectively in order to reduce such dependence.

We have entered, or will enter, into agreements with Sears Holdings, as well as with third-party service providers, to provide processing and administrative functions over a broad range of areas, and we expect to continue to do so in the future. Key products and services provided by Sears Holdings or other third parties as a part of outsourcing initiatives could be interrupted as a result of many factors, such as acts of God or contract disputes, and any failure by third parties to provide us with these key products and services on a timely basis or within our service level expectations and performance standards could result in a disruption to our business.

After the separation, we expect to continue to rely heavily on the infrastructure of Sears Holdings for a variety of key products and services. The terms of the various agreements governing the provision of these key products and services are expected to be for                      years, but we may seek to continue to rely on the infrastructure of Sears Holdings after the initial terms of these agreements expire. Our business plan depends to a significant extent on Sears Holdings’ willingness and ability to continue to provide us with these key products and services. Any failure to maintain Sears Holdings as a service provider, or any actions by Sears Holdings, when permitted under the applicable agreement, to raise the prices for which it charges us for these key products and services, could have a material adverse impact on our business and operating results.

In addition, disruptions in the computer and communications hardware and software systems provided by Sears Holdings could harm our ability to run our business, result in the compromise of confidential customer data, lead to costly litigation or damage our reputation with our customers. Any material interruption in our computer operations may have a material adverse effect on our business and results of operations. As a result of our reliance on the computer and information technology infrastructure of Sears Holdings, we will have limited control over the timing and implementation of certain upgrades to our computer and information technology systems that we may believe are integral to the successful operation of our business.

If our relationships with our vendors, including Sears Holdings, were to be impaired, it could have a negative impact on our competitive position and our business and financial performance.

We obtain our merchandise through agreements with Sears Holdings or through vendors. In 2011, merchandise acquired from subsidiaries of Sears Holdings, including Kenmore, Craftsman, DieHard and other products, accounted for approximately 90% of total purchases of all inventory from all vendors. The loss of or a reduction in the amount of merchandise made available to us by Sears Holdings could have a material adverse effect on our business and results of operations.

Pursuant to the Merchandising Agreement, subsidiaries of Sears Holdings have agreed to obtain for us Sears brand products, including Kenmore, Craftsman and DieHard products, until              subject to certain termination rights. However, we may need to rely on Sears Holdings for our inventory beyond             . If we are unable to extend the Merchandising Agreement beyond             , we may not be able to replace the inventory provided under the Merchandising Agreement on commercially reasonable terms, or at all.

In addition, our vendor arrangements generally are not long-term agreements (other than the Merchandising Agreement) and none of them guarantee the availability of merchandise in the future. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory. As a result, our success depends on maintaining good relations with our existing vendors and developing relationships with new vendors. If we fail to strengthen our relations with our existing vendors or to enhance the quality of merchandise they supply us, or if we cannot maintain or acquire new vendors of favored brand name merchandise, our ability to obtain a sufficient amount and variety of merchandise at acceptable prices may be limited, which would have a negative impact on our competitive position. In addition, we may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase.

Following our separation from Sears Holdings, we will continue to rely on Sears Holdings for services related to our online business and the processing of online orders.

Following the separation from Sears Holdings, our Sears Hometown and Hardware and Sears Outlet businesses’ websites will continue to be managed by a subsidiary of Sears Holdings and require us to pay certain hosting and maintenance fees for the management of such websites. In addition, online orders placed on our Sears Hometown and Hardware business’ websites will be processed by, and subject to a processing fee to be paid to, a subsidiary of Sears Holdings.

In addition, many of the products we sell are available through websites owned and operated by Sears Holdings. As a result, online orders placed through websites owned and operated by Sears Holdings may take market share from our businesses without any commission or other benefit to us as a business entity separate from Sears Holdings. Increasing purchases of home appliances and other products that our stores sell through online channels could adversely affect our results of operations.

The sale of Kenmore, Craftsman and DieHard products to other retailers, including certain of our competitors, may adversely affect our results of operations.

Kenmore, Craftsman and DieHard branded products accounted for approximately 60% of our combined revenue during 2011. Recently, Sears Holdings has agreed to supply certain other retailers, including certain of our competitors, with a number of Craftsman and DieHard branded products that previously were only sold through affiliates of Sears Holdings. If Sears Holdings continues to supply other retailers, including our competitors, with Craftsman and DieHard branded products, or begins to supply other retailers with Kenmore products, our revenue may be adversely affected.

Our non-competition obligation with Sears Holdings will restrict our ability to expand into certain geographic areas.

Currently, Sears Full-line Stores, Kmart stores, and certain specialty retail stores owned by Sears Holdings have product lines that are similar to ours. In connection with the separation from Sears Holdings, we have entered into Store License Agreements pursuant to which we will have a contractual obligation, subject to certain conditions, not to open new Sears Hometown and Hardware stores in specified areas. This non-competition obligation will restrict our ability to open new stores in the specified areas that we would otherwise consider as possible targets for expansion and may limit our growth potential. See “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Non-Competition and Exclusivity Arrangements Between Sears Holdings and SHO.”

We will not operate as a combined business prior to the separation, and the integration of the operations of Sears Hometown and Hardware and Sears Outlet may be difficult and costly, which may result in our operating less effectively than expected.

Prior to                     , 2012 the businesses of Sears Hometown and Hardware and Sears Outlet were operated by Sears Holdings as separate businesses independent of one another. On                     , 2012, Sears Holdings created SHO by combining the Sears Hometown and Hardware and Sears Outlet businesses into one combined entity. As a result, prior to                     , 2012, we had no operating history as a single combined business.

The success of our business will depend, in part, on our ability to successfully integrate the businesses of Sears Hometown and Hardware and Sears Outlet. We may face difficulties, added costs and delays in integrating these businesses including:

•	diversion of management resources from the business of the combined company; and

•	retaining and integrating management and other key employees of the combined company.

Any one or all of these factors, or currently unanticipated factors, may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. The failure to timely and efficiently integrate the Sears Hometown and Hardware and Sears Outlet businesses could have a material adverse effect on the business, financial condition and operating results of our Company.

Our historical combined financial information is not necessarily representative of the results we would have achieved either as a single combined business entity or as a publicly traded company independent from Sears Holdings and may not be a reliable indicator of our future results.

The historical financial information we have included in this prospectus may not reflect what our results of operations, financial position and cash flows would have been had we been (1) operated as a single combined business entity by Sears Holdings during the periods presented or (2) a publicly traded company independent from Sears Holdings during the periods presented, or what our results of operations, financial position and cash flows will be in the future when we operate as a single combined business entity independent from Sears Holdings. This is primarily because:

•

our historical financial information reflects the results of operations, financial positions and cash flows of Sears Hometown and Hardware and Sears Outlet prior to their consolidation into SHO, which may not reflect the results of operations, financial positions and cash flows of SHO as a single combined business entity;

•

our historical financial information does not reflect changes that we expect to experience in the future as a result of the integration of Sears Hometown and Hardware and Sears Outlet into a single combined entity, including changes in the cost structure, personnel needs, financing and operation of our business;

•

our historical financial information reflects assumptions made by Sears Holdings and allocations for certain services and expenses historically provided to us by Sears Holdings. Those assumptions and allocations may not reflect the costs and expenses we would have incurred or will incur as an independent company. In addition, we may incur one-time charges as a result of changes in allocation resulting from the separation; and

•

our historical financial information does not reflect changes that we expect to experience in the future as a result of our separation from Sears Holdings, including changes in the cost structure, personnel needs, financing and operations of our business.

Following the separation, we also will be responsible for the additional costs associated with being a publicly traded company independent from Sears Holdings, including costs related to corporate governance and SEC reporting requirements. Accordingly, there can be no assurance that our historical financial information presented herein will be indicative of our future results.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the notes thereto included elsewhere in this prospectus.

As a publicly traded company independent from Sears Holdings, we may experience increased costs resulting from a decrease in the purchasing power we currently have as a result of being 100% owned by Sears Holdings.

Prior to our separation from Sears Holdings, we were able to take advantage of Sears Holdings’ size and purchasing power in procuring services, including advertising, shipping and receiving, logistics, store maintenance contracts, employee benefit support, insurance, credit and debit card interchange fees and other services. Following our separation from Sears Holdings, we expect to be a smaller company than Sears Holdings and we may not have access to financial and other resources comparable to those available to us prior to the separation. Although we plan to leverage our ongoing relationship with Sears Holdings in order to obtain similar benefits in purchasing power, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Sears Holdings.

The agreements related to our separation from Sears Holdings, including the Services Agreement, Store License Agreements, KCD License Agreement and the Merchandising Agreement, were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. Accordingly, they may not represent the best terms that could have been available to us from third parties. The terms of the agreements being negotiated in the context of the separation are related to, among other things, the principal actions needed to be taken in connection with the separation, indemnification and other obligations among Sears Holdings and us and the nature of the commercial arrangements between us and Sears Holdings following the separation. In addition, in connection with the separation, we have entered into a Retail Establishment Agreement with a subsidiary of Sears Holdings to authorize us to participate in the SYWR program. See “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

Conflicts may arise between Sears Holdings and us in a number of areas relating to our past and ongoing relationships, including:

•	availability and allocation of merchandise from third-party suppliers;

•	business opportunities that may be attractive to both Sears Holdings and us;

•	the nature, quality and pricing of transitional services Sears Holdings has agreed or will agree to provide to us;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Sears Holdings;

•	major business combinations involving us;

•	employee retention and recruiting;

•	intellectual property matters;

•	competition between our stores and websites and Sears Holdings’ stores and websites; and

•	the enforcement of our agreements with Sears Holdings as described in “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

The occurrence of one or more of these conflicts could materially and adversely affect our prospects and results of operations.

There may be a significant degree of difficulty in operating as a separate entity and managing that process effectively could require a significant amount of senior management’s time.

The separation from Sears Holdings could cause an interruption of, or loss of momentum in, the operation of our business. Members of our senior management may be required to devote considerable amounts of time to the separation, which will decrease the time they will have to manage their ordinary responsibilities. If our senior management is not able to manage the separation effectively, or if any significant business activities are interrupted as a result of the separation, our business and operating results could suffer.

We may be unable to achieve some or all of the benefits that we expect to achieve from our separation from Sears Holdings.

As a publicly traded company independent from Sears Holdings, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business and be better positioned to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to our business in an efficient manner. We believe the separation will allow our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to industry dynamics and allowing the creation of effective incentives for our management and employees that are more closely tied to our business performance. However, we may not be able to achieve some or all of the benefits that we expect to achieve as a company independent from Sears Holdings in the time we expect, if at all.

Becoming a public company will increase our expenses and administrative burden, in particular to bring our Company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 to which we are not currently subject.

As a public company, we will incur certain legal, accounting and other expenses that we did not incur as a subsidiary of Sears Holdings. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with federal securities laws (including compliance with the Sarbanes-Oxley Act of 2002), tax administration, and legal and human-resources related functions. Although we expect that a number of these functions will continue to be performed for us by subsidiaries of Sears Holdings following the separation, we will be required to, among other things, create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

We also expect that being a public company subject to additional laws, rules and regulations will require the investment of additional resources to ensure ongoing compliance with such laws, rules and regulations. In addition, these laws, rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified executive officers and qualified persons to serve on our board of directors, particularly to serve on our audit committee.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of Sarbanes-Oxley could have a material adverse effect on our business and the market price of our common stock.

As a public company, we will be required to document and test our internal control over financial reporting in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which will require annual management assessments of the effectiveness of our internal control over financial reporting and, beginning with our annual report on Form 10-K for the year ending February 1, 2014, a report by our independent registered public accounting firm that addresses the effectiveness of internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. Testing and maintaining internal control can divert our management’s attention from other matters that are also important to the operation of our business. We also expect that the imposition of these regulations will increase our legal and financial compliance costs and make some activities more difficult, time consuming and costly. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock. In addition, if we do not maintain effective internal controls, we may not be able to accurately report our financial information on a timely basis, which could harm the trading price of our common stock, impair our ability to raise additional capital, or jeopardize our continued listing on the NASDAQ Capital Market or any other stock exchange on which our common stock may be listed.

Risks Relating to Our Business

If we fail to offer merchandise and services that our customers want, our sales may be limited, which would reduce our revenues.

In order for our business to be successful, we must identify, obtain supplies of, and offer to our customers, attractive, innovative and high-quality merchandise on a continuous basis. Our products and services must satisfy the desires of our customers, whose preferences in appliances, hardware and lawn and garden products may change in the future. If we misjudge either the demand for the products we sell or our customers’ purchasing habits and tastes, we may be faced with excess inventories of some products and missed opportunities for products we chose not to offer. In addition, our sales may decline or we may be required to sell the merchandise we have obtained at lower prices, increasing our inventory markdowns and promotional expenses. This would have a negative effect on our business and results of operations.

Our business has been and will continue to be affected by worldwide economic conditions; a failure of the economy to sustain its recovery, a renewed decline in consumer-spending levels and other conditions, including inflation, could lead to reduced revenues and gross margins, and negatively impact our results of operations.

Many economic and other factors are outside of our control, including, consumer confidence and spending levels, consumer and commercial credit availability, inflation, employment levels, housing sales and remodels, lower housing turnover, increased mortgage delinquency and foreclosure rates, consumer debt levels, fuel costs and other challenges currently affecting the global economy, the full impact of which on our business, results of operations and financial condition cannot be predicted with certainty. These economic conditions adversely affect the disposable income levels of, and the credit available to, our customers, which could lead to reduced demand for our merchandise. Also affected are our vendors, upon which we depend to provide us with inventory and services. Our vendors could seek to change the terms under which they sell inventory or other services to us which could negatively impact our financial condition. In addition, the inability of vendors to access liquidity, or the insolvency of vendors, could lead to their failure to deliver inventory or other services.

The domestic and international political situation also affects consumer confidence. The threat, outbreak or escalation of terrorism, military conflicts or other hostilities could lead to a decrease in consumer spending. Any of these events and factors could cause us to increase inventory markdowns and promotional expenses, thereby reducing our gross margins and operating results.

If we do not successfully manage our inventory levels, our operating results will be adversely affected.

We must maintain sufficient inventory levels to operate our business successfully. However, we also must avoid accumulating excess inventory as we seek to minimize out-of-stock levels across all product categories and to maintain in-stock levels. After the separation, we expect to continue to rely on and obtain significant portions of our inventory through Sears Holdings buying organizations, which obtain a significant portion of inventory from vendors located outside the United States. Some of these vendors often require us to provide, through Sears Holdings, lengthy advance notice of our requirements in order to be able to supply products in the quantities we request. This usually requires us, through Sears Holdings, to order merchandise, and enter into purchase order contracts for the purchase and manufacture of such merchandise, well in advance of the time these products will be offered for sale. As a result, we may experience difficulty in responding to a changing retail environment, which makes us vulnerable to changes in price. If we do not accurately anticipate the future demand for a particular product or the time it will take to obtain new inventory, our inventory levels will not be appropriate and our results of operations may be negatively impacted.

If we are unable to compete effectively in the highly competitive retail industry, our business and results of operations could be materially adversely affected.

The retail industry is intensely competitive and highly fragmented. In addition, there are few barriers to entry into our current markets and new competitors may enter our markets at any time. We compete with a wide variety of retailers, including department stores, discounters, mass merchandisers, hardware stores, independent dealers, home improvement stores, home appliance and consumer electronics retailers, auto service providers, specialty retailers, wholesale clubs and many other competitors operating on a national, regional or local level. Some of our competitors are actively engaged in new store expansion. Online and catalog businesses, which handle similar lines of merchandise, also compete with us.

We may not be able to compete successfully against existing and future competitors. Some of our competitors have financial resources that are substantially greater than ours and may be able to purchase inventory at lower costs and better endure the current or future economic downturns. As a result, our sales may decline if we cannot offer competitive prices to our customers or we may be required to accept lower profit margins. Our competitors may respond more quickly to new or emerging technologies and consumer preferences and may have greater resources to devote to promotion and sale of products and services.

Our existing competitors or new entrants into our industry may use a number of different strategies to compete against us, including:

•	expansion into the suburban and rural markets in which many of our stores operate;

•	lower pricing;

•	extension of credit to customers on terms more favorable than we offer; and

•	larger store size, which may result in greater operational efficiencies, or innovative store formats.

Competition from any of these sources could cause us to lose market share, sales and customers, increase expenditures or reduce prices, any of which could have a material adverse effect on our business and results of operations.

Because our operating results are tied in part to the success of our dealers and franchisees, the inability of our dealers and franchisees to continue operating their stores profitably could adversely affect our operating results.

As of April 28, 2012, the significant majority of stores in our Sears Hometown and Hardware business were operated by independent authorized dealers or franchisees who sell our inventory on a consignment basis. Our dealers’ and franchisees’ ability to continue operating their stores profitably depends on various factors, including their business abilities, financial capabilities (including their access to credit for operating capital), the negotiation of acceptable leases and general economic conditions. Many of the foregoing factors are beyond the control of both SHO and our dealers and franchisees. If our dealers and franchisees are unable to operate their stores profitably, our business and results of operations would be negatively impacted. Further, there can be no assurance our dealers and franchisees will successfully develop or operate their stores in a manner consistent with our concepts and standards. If our dealers and franchisees are unable to operate their stores in a manner consistent with our concepts and standards our reputation may be damaged which could have a material adverse effect on our business and results of operations.

In addition, if our dealers are unable to operate their stores profitably or in a manner consistent with our concepts and standards, we may be required to take over one or more stores from our dealers from time to time. Generally, at any given time, we operate approximately 5% of our Sears Hometown Stores as a result of our taking such stores over from our authorized dealers.

Our dealers and franchisees may damage our business or increase our costs by failing to comply with our operating standards or our dealer and franchise agreements.

Our authorized dealers operate their stores pursuant to a dealer agreement with us. Our franchise business is governed by franchise agreements and applicable franchise law. If our dealers and franchisees do not comply with our established operating standards or the terms in the franchise or dealer agreements, our business may be damaged. We may incur significant additional costs, including time-consuming and expensive litigation, to enforce our rights under the franchise agreements. Furthermore, as a franchisor we have obligations to our franchisees. Franchisees may challenge the performance of our obligations under the franchise agreements and subject us to costs in defending these claims and, if the claims are successful, costs in connection with their compliance.

In addition, we are subject to regulation by the Federal Trade Commission and are subject to state laws that govern the offer, sale and termination of franchises and the refusal to renew franchises. The failure to comply with these regulations in any jurisdiction or to obtain required approvals could result in a ban or temporary suspension on future franchise sales, fines or require us to make a rescission offer to franchisees, any of which could adversely affect our business and operating results.

Our sales may fluctuate for a variety of reasons, which could adversely affect our results of operations.

Our business is sensitive to customers’ spending patterns, which in turn are subject to prevailing economic conditions. Our sales and results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our sales and financial performance, including:

•	actions by our competitors, including opening of new stores in our existing markets or changes to the way these competitors go to market online;

•	the availability of inventory for our stores;

•	changes in our merchandise strategy and mix;

•	real estate and maintenance costs for our existing stores;

•	changes in population and other demographics; and

•	timing and effectiveness of our promotional events.

Accordingly, our results for any one quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may increase or decrease. For more information on our results of operations, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Mr. Lampert and ESL, whose interests may be different from your interests, are expected to be able to exert substantial influence over our company.

Assuming that the offering is subscribed in full, we anticipate that immediately following the separation, ESL, which beneficially owns approximately 62% of Sears Holdings common stock as of the date hereof, will beneficially own at least 62% of our outstanding common stock. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise. ESL and its affiliates are controlled, directly or indirectly, by Mr. Lampert. Accordingly, ESL, and thus Mr. Lampert, will have substantial influence over many, if not all, actions to be taken or approved by our stockholders, and will have a significant voice in the election of directors and any transactions involving a change of control.

The interests of ESL, which has investments in other companies (including Sears Holdings), may from time to time diverge from the interests of our other stockholders. This substantial influence may have the effect of discouraging offers to acquire our Company because the consummation of any such acquisition would likely require the consent of these affiliates.

We may be subject to product liability claims if people or properties are harmed by the products we sell or the services we offer.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or property damage caused by such products, and may require us to take actions such as product recalls. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on commercially reasonable terms, or at all.

We may be subject to periodic litigation and other regulatory proceedings. These proceedings may be affected by changes in laws and government regulations or changes in the enforcement thereof.

From time to time, we may be involved in lawsuits and regulatory actions relating to our business, certain of which may be in jurisdictions with reputations for aggressive application of laws and procedures against corporate defendants. We are impacted by trends in litigation, including class-action allegations brought under various consumer protection and employment laws, including wage and hour laws. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, these proceedings could result in substantial costs and may require that we devote substantial time and resources to defend our Company. Further, changes in governmental regulations in the United States could have adverse effects on our business and subject us to additional regulatory actions.

If we do not maintain the security of our customer, associate or company information, we could damage our reputation, incur substantial additional costs and become subject to litigation.

Any significant compromise or breach of customer, associate or company data security either held and maintained by SHO or our third-party providers, including Sears Holdings who will hold a significant amount of member data through the Shop Your Way Rewards program as well as from purchases made by customers using Sears-branded credit cards, could significantly damage our reputation and result in additional costs, lost sales, fines and lawsuits. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. There is no guarantee that the procedures that we have implemented to protect against unauthorized access to secured data are adequate to safeguard against all data security breaches. A data security breach could negatively impact our reputation, business and our results of operations.

If we are unable to renew or enter into new store leases on competitive terms our revenues or results of operations could be negatively impacted.

In connection with the separation, Sears Holdings (or one of its subsidiaries) will assign or sublease to us their interests in the leases for all of our stores where the lease for such store permits assignment or subletting of the lease or where Sears Holdings is able to obtain landlord consent to such assignment or sublease. However, a number of the leases for our stores do not permit assignment or subletting or may require landlord consent which may be withheld. If Sears Holdings (or one of its subsidiaries) were to default on one or more of the leases under which we have entered into a sublease with Sears Holdings (or one of its subsidiaries) we may be forced to close certain of our stores which could negatively impact our results of operations. As of                     , 2012, we have been unable to obtain landlord consent to the assignment or sublease of         % of our leased Sears Hometown and Hardware locations and         % of our Sears Outlet locations. If we are unable to obtain landlord consent for the assignment or sublease of such stores, we may be unable to continue to operate those stores in such locations which could negatively impact our results of operations; however, we do not believe that the failure to obtain such consent and the loss of such stores will have a material adverse effect on our results of operations.

In addition, a small number of our stores are in locations where Sears Holdings currently operates one of its stores. In such cases we will enter into a lease or sublease with Sears Holdings (or one of its subsidiaries) for the portion of the space in which our store will operate and pay rent directly to Sears Holdings (or one of its subsidiaries) on the terms negotiated in connection with the separation. If we are unable to negotiate leases or subleases with Sears Holdings (or one of its subsidiaries) on commercially reasonable terms, or at all, we may be forced to close certain of our stores which could negatively impact our results of operations.

As of January 28, 2012, we leased 62 Sears Outlet store locations under long-term agreements with landlords that are unaffiliated with Sears Holdings. If our cost of leasing existing stores increases, we may be unable to maintain our existing store locations as leases expire. Our profitability may decline if we fail to enter into new leases on competitive terms or at all, or we may not be able to locate suitable alternative stores or additional sites for new store expansion in a timely manner. Furthermore, 33 of our Sears Outlet leases will expire within the next three years and some do not grant us any rights to renew the lease. A failure to renew or enter into new leases could reduce our revenues and negatively impact our results of operations.

In addition, our Sears Hometown and Hardware business operates 145 stores with long-term leases and is the obligor on an additional 46 leases which we sublet to our franchisees. Additionally, there are 12 leases that we have assigned to franchisees. If our franchisees are unable to maintain the payments under either our sublease or assigned lease arrangements, we will be required to make payments under the lease. In addition, upon the expiration of the initial lease term, our franchisees are responsible for entering into new leases with existing landlords. If our franchisees are unable to negotiate new leases with existing landlords on commercially reasonable terms, or at all, our franchisees may be required to move or close certain of our stores. A failure to maintain payments or to enter into new leases by our franchisees could negatively impact our results of operations.

In addition, a number of the leases for both our Sears Outlet and Sears Hometown and Hardware stores were negotiated by and entered into by a subsidiary of Sears Holdings. Upon the expiration of these leases, we will be required to enter into new leases with the landlords for such properties and we may be unable to enter into new leases as a company independent from Sears Holdings on commercially reasonable terms, or at all. Further, a number of our leases were entered into at a time when the commercial real estate market was depressed. We may be required to enter into negotiations with landlords for new leases in the future at times when the commercial real estate market has rebounded and rental payments are generally higher for commercial real estate. Higher leasing costs could negatively impact our results of operations.

If we fail to timely and effectively obtain shipments of product from our vendors and deliver merchandise to our customers, our operating results will be adversely affected.

We cannot control all of the various factors that might affect our timely and effective procurement of supplies of product from our vendors, including Sears Holdings, and delivery of merchandise to our customers. Our utilization of foreign imports also makes us vulnerable to risks associated with products manufactured abroad, including, among other things, risks of damage, destruction or confiscation of products while in transit to our stores, work stoppages including as a result of events such as strikes, transportation and other delays in shipments including as a result of heightened security screening and inspection processes or other port-of-entry limitations or restrictions in the United States, lack of freight availability and freight cost increases. In addition, if we experience a shortage of a popular item, we may be required to arrange for additional quantities of the item, if available, to be delivered to us through airfreight, which is significantly more expensive than standard shipping by sea. As a result, we may not be able to obtain sufficient freight capacity on a timely basis or at favorable shipping rates and, therefore, we may not be able to timely receive merchandise from our vendors or deliver our products to our customers.

We rely upon Sears Holdings and other third-party land-based carriers for merchandise shipments to our stores and customers. Accordingly, we are subject to the risks, including labor disputes, union organizing activity, inclement weather and increased transportation costs, associated with such carriers’ ability to provide delivery services to meet our inbound and outbound shipping needs. In addition, if the cost of fuel continues to rise or remains at current levels, the cost to deliver merchandise to our stores may rise which could have an adverse impact on our profitability. Failure to procure and deliver merchandise either to us or to our customers in a timely, effective and economically viable manner could damage our reputation and adversely affect our business. In addition, any increase in distribution costs and expenses could adversely affect our future financial performance.

We could incur charges due to impairment of goodwill and long-lived assets.

As of January 28, 2012 we had goodwill balances of $167 million, which are subject to periodic testing for impairment. Our long-lived assets, primarily stores, also are subject to periodic testing for impairment. A significant amount of judgment is involved in the periodic testing. Failure to achieve sufficient levels of cash flow within each of our reporting units, for sales of our branded products or at individual store locations could result in impairment charges for goodwill or fixed asset impairment for long-lived assets, which could have a material adverse effect on our reported results of operations. Impairment charges, if any, resulting from the periodic testing are non-cash. Following the completion of the rights offering, our goodwill impairment analysis also includes a comparison of the aggregate estimated fair value of all reporting units to our total market capitalization. Therefore, following the completion of the rights offering, a significant and sustained decline in our stock price could result in goodwill impairment charges. During times of financial market volatility, significant judgment will be used to determine the underlying cause of the decline and whether stock price declines are short-term in nature or indicative of an event or change in circumstances. See Note 2 to our Combined Financial Statements for further information.

Risks Relating to the Rights Offering

The subscription price determined for the rights offering is not necessarily an indication of price at which our common stock will trade.

The board of directors of Sears Holdings based the per share subscription price being used in the rights offering on various factors including, among other things, (1) the advice of Duff & Phelps LLC, which it engaged to act as a financial advisor in connection with the separation of the SHO businesses, (2) the price at which stockholders might be willing to participate in the rights offering and (3) the aggregate gross proceeds to Sears Holdings. The per share subscription price may not be indicative of the price at which our common stock will trade after the rights offering. After the date of this prospectus, our shares of common stock may trade at prices below the subscription price.

Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.

The rights offering is subject to the satisfaction or waiver of certain conditions. In addition, Sears Holdings has the right to withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. See “The Rights Offering—Conditions, Withdrawal and Cancellation.”

If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable. Sears Holdings may also extend the rights offering for additional periods ending no later than             , 2012, although it does not presently intend to do so. If Sears Holdings cancels the rights offering and you have not exercised any rights, the subscription rights will expire, have no value, and cease to be exercisable for SHO common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights in the market, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable.

No prior market exists for the subscription rights and a liquid market for the subscription rights may not develop.

We intend to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR.” However, the subscription rights are a new issue of securities with no prior trading market. Neither SHO nor Sears Holdings can provide you with any assurances as to the liquidity of the trading market for the subscription rights or the price at which the subscription rights may trade following the rights offering. In addition, the listing of the subscription rights on the NASDAQ Capital Market is subject to SHO meeting the listing requirements of the NASDAQ Capital Market. In the event that these listing approvals cannot be obtained, holders of subscription rights will own unlisted securities, which may affect the pricing of the rights in the secondary market, the transparency and availability of trading prices, and the liquidity of the rights.

If you do not act promptly and follow the subscription instructions, your exercise of subscription rights will be rejected.

If you desire to purchase shares of common stock in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at 5:00 p.m., New York City time, on             , 2012, unless Sears Holdings extends the rights offering for additional periods ending no later than             , 2012. If you are a beneficial owner of Sears Holdings common shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that the subscription agent receives all required forms and payments before the rights offering expires. Neither SHO nor Sears Holdings is or will be responsible if your nominee fails to ensure that the subscription agent receives all required forms and payments before the rights offering expires. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights before the rights offering expires, the subscription agent will reject your subscription or accept it only to the extent of the payment received. None of SHO, Sears Holdings or the subscription agent undertakes any responsibility or action to contact you concerning an incomplete or incorrect subscription form or payment, nor are SHO or Sears Holdings under any obligation to correct such forms or payment. Sears Holdings has the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

You will not be able to sell the shares of SHO common stock you buy in the rights offering until your account is credited with the common stock.

If you are a registered stockholder of Sears Holdings and you purchase shares in the rights offering, your account will be credited with our common stock as soon as practicable after the expiration of the rights offering. If your shares of Sears Holdings common stock are held by a broker, dealer, custodian bank or other nominee and you purchase shares of SHO pursuant to your subscription rights, your account with your nominee will be credited with the shares of our common stock you purchased in the rights offering as soon as practicable after the expiration of the rights offering, or such later date as to which the rights offering may be extended. Until your account is credited, you may not be able to sell your shares even though the SHO common stock issued in the rights offering will be listed for trading on the NASDAQ Capital Market. The stock price may decline between the time you decide to sell your SHO shares and the time you are actually able to sell such shares.

You may not revoke your exercise of the subscription rights and you could be committed to buying shares at a price above the prevailing market price after completion of the rights offering.

Once you exercise your rights, you may not revoke the exercise even if you later learn information that you consider to be unfavorable to the exercise of your rights. If you exercise your rights, you may not be able to sell the SHO common shares purchased under the rights at a price equal to or greater than the subscription price, and you may lose all or part of your investment in our common stock.

You will not receive interest on your subscription funds during the period pending the closing of the offering.

The subscription agent will hold the gross proceeds from the sale of shares under the rights in escrow in a segregated bank account, and it will release the proceeds together with any interest earned on the proceeds, less any applicable withholding taxes, to Sears Holdings as soon as is practicable after the expiration of the rights offering.

If the rights offering is cancelled, any money received from subscribing stockholders will be returned, without interest or penalty, as soon as practicable.

The tax consequences of the receipt, sale, exercise, expiration and cancellation of the subscription rights are not certain.

The treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The U.S. Internal Revenue Service may disagree with the tax treatment discussed herein. You should discuss with your tax advisor the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes.

If you receive and exercise the subscription rights, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right and exercise that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) no additional income upon the exercise of the subscription right. You may need to fund any tax resulting from the receipt of the subscription right with cash from other sources. You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and exercising the subscription rights.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

If you receive and sell the subscription rights, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right and sell that right, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) short-term capital gain or loss upon the sale equal to the difference between the proceeds received upon the sale and the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings. It is possible that the sale proceeds received by you upon a sale of the subscription rights will be less than any tax resulting from your receipt of the subscription right. In this event, you will generally need to fund the remaining portion of any tax with cash from other sources. You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and selling the subscription rights.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.

If you receive a subscription right from Sears Holdings and do not sell or exercise that right before it expires, you should generally expect to have (1) taxable dividend income equal to the fair market value (if any) of the subscription right on the date of its distribution by Sears Holdings and (2) a short-term capital loss upon the expiration of such right. In general, capital losses are available to offset only capital gains and may not be used to offset dividend income (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. stockholder). Accordingly, if you receive a subscription right from Sears Holdings and take no action, you may owe tax and need to fund that tax with cash from other sources.

By illustration, if you receive subscription rights that have a value of $5,000 on the date they are distributed by Sears Holdings, you do not sell or exercise those rights before they expire and Sears Holdings does not cancel the rights offering, you should generally expect to have $5,000 of dividend income upon the receipt of the subscription rights and a $5,000 short-term capital loss upon the expiration of those rights.

You should discuss with your tax advisor the U.S. federal income tax consequences of receiving and neither selling nor exercising the subscription rights.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

If you receive subscription rights and Sears Holdings subsequently cancels the right offering, you may be subject to adverse U.S. federal income tax consequences.

You should discuss with your tax advisor the tax consequences of receiving subscription rights if Sears Holdings subsequently cancels the rights offering. There are limited authorities addressing the tax consequences that would apply to you in this circumstance. Certain of the authorities suggest that in this circumstance you may not have taxable dividend income upon the receipt of the subscription rights if you do not sell or otherwise dispose of the rights and if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings (and any other applicable withholding agent) is likely to take the position, for information reporting and withholding purposes, that you have taxable dividend income upon the receipt of the subscription rights even if Sears Holdings subsequently cancels the rights offering. If withholding tax is withheld from you in this event, you may wish to seek a refund of such amount from the United States Internal Revenue Service.

If you have taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, you should generally expect to have a short-term capital loss upon the cancellation of the subscription right.

For a detailed discussion, see “Material United States Federal Income Tax Considerations.”

If the rights offering is not fully subscribed, ESL and other existing stockholders of Sears Holdings may increase their ownership in SHO.

ESL, which beneficially owns approximately 62% of the common stock of Sears Holdings as of the date hereof, has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. Assuming that the subscription rights are exercised in full by all holders of rights, following the completion of the rights offering, ESL will beneficially own at least 62% of the common shares of SHO. However, to the extent that the subscription rights are not exercised in full by all holders of rights, ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise. In addition, if the subscription rights are not exercised in full, other existing stockholders of Sears Holdings may increase their percentage ownership in SHO through participation in any over-subscription or otherwise. Your interests as a holder of SHO common stock may differ from the interests of ESL or other existing stockholders of Sears Holdings.

Risks Relating to Our Common Stock

There currently exists no market for our common stock. An active trading market may not develop for our common stock. If our share price fluctuates after the separation, you could lose all or a significant part of your investment.

There is currently no public market for our common stock. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “SHOS,” and expect that trading will begin the first trading day after the completion of the separation. There can be no assurance that an active and liquid trading market for our common stock will develop as a result of the separation or be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or more volatile.

We cannot predict the prices at which our common stock may trade after the rights offering. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of some stockholders and, as a result, these stockholders may sell our shares after the separation;

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	our ability to operate independently from Sears Holdings and control costs relating to being an independent company;

•	success or failure of our business strategy;

•	actual or anticipated changes in the U.S. economy or the retailing environment;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain third-party financing as needed;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the rights offering;

•	changes in earnings estimates by securities analysts or our ability to meet those estimates;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations;

•	changes in laws and regulations affecting our business;

•	actual or anticipated sales or distributions of our capital stock by our officers, directors or certain significant stockholders;

•	terrorist acts or wars; and

•	general economic conditions and other external factors.

In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our common stock, regardless of our operating performance.

Our common stock may have a low trading volume and limited liquidity, resulting from a lack of analyst coverage and institutional interest.

Our common stock may receive limited attention from market analysts. Lack of up-to-date analyst coverage may make it difficult for potential investors to fully understand our operations and business fundamentals, which may limit our trading volume. Low trading volumes and lack of analyst coverage may limit your ability to resell your common stock.

Our common stock price may decline if ESL decides to sell a portion of its holdings of our common stock.

Assuming the rights offering is subscribed in full by all holders of subscription rights, we anticipate that immediately following the separation, ESL, which beneficially owns approximately 62% of Sears Holdings common stock as of the date hereof, will beneficially own at least 62% of our outstanding common stock. ESL will, in its sole discretion, determine the timing and terms of any transactions with respect to its shares in us, taking into account business and market conditions and other factors that it deems relevant. ESL is not subject to any contractual obligation to maintain its ownership position in us, although it may be subject to certain transfer restrictions imposed by securities law. Consequently, we cannot assure you that ESL will maintain its ownership interest in us. Any sale by ESL of our common stock or any announcement by ESL that it has decided to sell shares of our common stock, or the perception by the investment community that ESL has sold or decided to sell shares of our common stock, could have an adverse impact on the price of our common stock. For further description of transfer restrictions that may apply to our capital stock, see “Shares Eligible for Future Sale” in this prospectus.

Substantial sales of our common stock may occur following the rights offering, which could cause the price of our common stock to decline.

It is possible that some stockholders, including our significant stockholders, will sell shares of our common stock if, for reasons such as our business profile or market capitalization as a company independent from Sears Holdings, we do not fit their investment objectives. Accordingly, certain Sears Holdings stockholders may elect or be required to sell our shares following the rights offering due to such stockholders’ own investment guidelines or other reasons. Sales of a substantial number of shares of common stock could adversely affect the market price of our common stock and could impair our future ability to raise capital through an offering of our equity securities.

ESL will have substantial control over us following the separation and, among other things, could delay or prevent a change in control and may have interests different than yours.

Assuming the subscription rights are exercised in full, as of the separation, we anticipate that ESL will beneficially own approximately 62% of our outstanding common stock, representing approximately 62% of the general voting power of our outstanding capital stock.

As a result of its stock ownership, as of the separation date, ESL is expected to have the ability to control the outcome of certain matters on which holders of our common stock vote together, including, among other things, approving mergers or other business combinations and effecting certain amendments to our Certificate of Incorporation. In addition, as of the separation date, ESL is expected to hold a majority of the stock that votes in the election of our directors. This concentration of ownership might harm the market price of our common stock by discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us. In addition, the interests of ESL may differ from or be opposed to the interests of our other stockholders. See “Security Ownership of Certain Beneficial Owners and Management” in this prospectus for a more detailed description of the beneficial ownership of our capital stock by ESL following the separation.

Your percentage ownership in us may be diluted in the future.

Your percentage ownership in SHO may be diluted in the future because of equity awards that may be granted to our directors, officers and employees in the future. We may decide to establish equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute your percentage ownership.

We do not expect to pay dividends for the foreseeable future.

We do not expect to pay cash dividends on our common stock for the foreseeable future following the separation. We currently intend to retain any future earnings for use in our operations. As a result, you may not receive any return on an investment in our common stock in the form of cash dividends.

The combined post-separation value of our common stock and Sears Holdings common stock may not equal or exceed the pre-separation value of Sears Holdings common stock.

After the separation, Sears Holdings common stock will continue to be listed and traded on the NASDAQ Global Select Market. We intend to apply to list our common stock on the NASDAQ Capital Market under the symbol “SHOS.” We cannot assure you that the combined trading prices of Sears Holdings common stock and our common stock after the separation, as adjusted for any changes in the combined capitalization of these companies, will be equal to or greater than the trading price of Sears Holdings common stock prior to the separation.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this prospectus contain forward-looking statements. Forward-looking statements are subject to risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include information concerning our future financial performance, business strategy, plans, goals and objectives.

Statements preceded or followed by, or that otherwise include, the words “believes,” “expects,” “anticipates,” “intends,” “project,” “estimates,” “plans,” “forecast,” “is likely to” and similar expressions or future or conditional verbs such as “will,” “may,” “would,” “should” and “could” are generally forward-looking in nature and not historical facts. Such statements are based upon the current beliefs and expectations of our management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements.

The following factors, among others, could cause our actual results, performance or achievements to differ from those set forth in the forward-looking statements:

•	our continued reliance on Sears Holdings for most products and services that are important to the successful operation of our business;

•	our continuing dependence on Sears Holdings subsequent to the separation, and our potential need to depend on Sears Holdings beyond the expiration of certain agreements with Sears Holdings in ;

•	our ability to offer merchandise and services that our customers want, including those under the Kenmore, Craftsman and DieHard brands;

•	our ability to successfully manage our inventory levels and implement initiatives to improve inventory management and other capabilities;

•	competitive conditions in the retail industry;

•

worldwide economic conditions and business uncertainty, the availability of consumer and commercial credit, changes in consumer confidence, tastes, preferences and spending, and changes in vendor relationships;

•	the inability of our historical financial statements to be indicative of our future performance, as a result of the separation from Sears Holdings and operating as a standalone public company;

•

the inability of our historical financial statements to be indicative of our future performance, as a result of the consolidation of the Sears Hometown and Hardware and Sears Outlet businesses into a single business entity;

•	the inability of our past performance generally, as reflected on our historical financial statements, to be indicative of our future performance;

•	the impact of increased costs due to a decrease in our purchasing power following the separation and other losses of benefits associated with being a subsidiary of Sears Holdings;

•

our agreements related to the rights offering and separation transactions and our continuing relationship with Sears Holdings were negotiated while we were a subsidiary of Sears Holdings and we may have received better terms from an unaffiliated third party;

•	our dependence on existing dealers and franchisees to operate our stores profitably and in a manner consistent with our concepts and standards;

•	our dependence on sources outside the United States for significant amounts of our merchandise;

•	impairment charges for goodwill or fixed-asset impairment for long-lived assets;

•	our ability to attract, motivate and retain key executives and other employees;

•	the impact of increased costs associated with being a public company;

•	our ability to maintain effective internal controls as a public company;

•	low trading volume of our common stock due to limited liquidity or a lack of analyst coverage; and

•	the impact on our common stock and our overall performance as a result of our principal stockholders’ ability to exert substantial control over us.

Certain of these and other factors are discussed in more detail in “Risk Factors” in this prospectus. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. While we believe that our forecasts and assumptions are reasonable, we caution that actual results may differ materially. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may vary materially from what we projected. Consequently, actual events and results may vary significantly from those included in or contemplated or implied by our forward-looking statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus, and we undertake no obligation to publicly update or review any forward-looking statement made by us or on our behalf, whether as a result of new information, future developments, subsequent events or circumstances or otherwise.

USE OF PROCEEDS

All of the gross proceeds of the sale of SHO common stock upon exercise of the subscription rights, net of any selling expenses incurred by it, will be payable to and received by Sears Holdings. Consequently, SHO will not receive any proceeds from the exercise of the subscription rights, any sale of the subscription rights by any stockholder or the sale of SHO common stock by Sears Holdings.

Assuming the subscription rights are exercised in full, Sears Holdings expects to receive gross cash proceeds of approximately $         as a result of the sale of SHO’s common stock.

DIVIDEND POLICY

Although we currently have not decided to incur any indebtedness in connection with the separation transactions, prior to the effectiveness of the registration statement of which this prospectus forms a part, we may elect to incur indebtedness in connection with the separation transactions. If we were to incur indebtedness in connection with the separation transactions, we expect that we will use all or a portion of the proceeds of that indebtedness to fund a cash dividend to Sears Holdings that would be paid immediately prior to the consummation of the rights offering. The consummation of such indebtedness would be contingent upon the substantially concurrent consummation of the rights offering and the separation transactions.

Other than as described above, we do not currently expect to declare or pay dividends on our common stock for the foreseeable future following the separation. Instead, we intend to retain earnings to finance the growth and development of our business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of our board of directors and will depend upon various factors then existing, including earnings, financial condition, results of operations, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends, restrictions imposed by applicable law, general business conditions and other factors that our board of directors may deem relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Uses and Sources of Liquidity.”

CAPITALIZATION

The following table presents our capitalization as of April 28, 2012 on (1) an actual basis and (2) an unaudited pro forma basis as adjusted to give effect to the separation and the transactions related to the separation.

This table should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Condensed Combined Financial Statements and accompanying Notes included elsewhere in this prospectus.

	As of April 28, 2012
	(unaudited)
thousands, except share data	Actual	Pro Forma
Cash and cash equivalents	$679	$

Long Term Debt (1)
Capital Lease Obligations—Current portion	$1,980	$
Capital Lease Obligations—Long-term	1,460

Total	3,440

Divisional Equity	540,539

Stockholders’ Equity
Common Stock, par value $0.01 per share, no shares authorized, issued and outstanding, actual. shares authorized, issued and outstanding, pro forma
Additional Paid in Capital

Total Stockholders’ Equity	540,539

Total Capitalization	$543,979	$

(1)	Although we currently have not decided to incur any indebtedness in connection with the separation transactions, prior to the effectiveness of the registration statement of which this prospectus forms a part, we may elect to incur indebtedness in connection with the separation transactions. If we were to incur indebtedness in connection with the separation transactions, we expect that we will use all or a portion of the proceeds of that indebtedness to fund a cash dividend to Sears Holdings that would be paid immediately prior to the consummation of the rights offering. The incurrence of any indebtedness by us would have a material impact on our capitalization.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

The combined statements of income data set forth below for the fiscal years ended January 30, 2010, January 29, 2011 and January 28, 2012 and the combined balance sheet data as of January 29, 2011 and January 28, 2012 are derived from the audited Combined Financial Statements included elsewhere in this prospectus. The combined statements of income data for the fiscal years ended February 2, 2008 and January 31, 2009 and the combined balance sheet data as of February 2, 2008, January 31, 2009 and January 30, 2010 are derived from the unaudited Combined Financial Statements that are not included in this prospectus. The combined statements of income data set forth below for the 13 weeks ended April 30, 2011 and April 28, 2012 and the combined balance sheet data as of April 30, 2011 and April 28, 2012 are derived from unaudited Condensed Combined Financial Statements included elsewhere in this prospectus. All such historical financial and other data reflects the combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings and is referred to herein as “our” historical financial and other data.

The selected historical combined financial and other financial data presented below should be read in conjunction with our Combined Financial Statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a publicly traded company independent from Sears Holdings during the periods presented, including changes that will occur in our operations and capitalization as a result of the separation from Sears Holdings.

	Fiscal Year					13 Weeks Ended
thousands, except store data	2007	2008	2009	2010	2011	April 30, 2011	April 28, 2012
Combined Statement of Income Data (1)
Net sales	$2,297,340	$2,293,926	$2,329,925	$2,347,387	$2,344,199	$584,632	$621,078
Net income	$57,909	$30,272	$60,115	$49,756	$33,056	$7,415	$20,593
Combined Balance Sheet Data
Total assets	$594,004	$605,461	$629,415	$641,441	$651,838	$668,603	$670,211
Long-term debt	—	—	—	—	—	—	—
Other Financial and Operating Data
Adjusted EBITDA (2)	$101,585	$57,735	$108,723	$93,864	$80,919	$15,072	$36,795
Number of stores	1,030	1,113	1,166	1,205	1,274	1,210	1,238
Sears Outlet—Comparable Store Sales %	(10.7)%	(6.0)%	1.2%	(0.4)%	8.7%	2.6%	5.5%
Sears Hometown and Hardware—Comparable Store Sales %	(1.5)%	(5.5)%	(7.9)%	(2.4)%	(6.0)%	(8.4)%	1.7%

(1)	Our fiscal year end is the Saturday closest to January 31 each year. Our fiscal first quarter end is the Saturday closest to April 30 each year.
(2)	Adjusted EBITDA—In addition to our net income determined in accordance with GAAP, for purposes of evaluating operating performance, we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, or “Adjusted EBITDA,” which is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our business, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as it excludes a number of important cash and non-cash recurring items. Adjusted EBITDA should not be considered as a substitute for GAAP measurements.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance because:

•	EBITDA excludes the effects of financing and investing activities by eliminating the effects of interest and depreciation costs; and

•

Other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure for each of the periods indicated:

	Fiscal Year			13 Weeks Ended
thousands	2009	2010	2011	April 30, 2011	April 28, 2012
Net income	$60,115	$49,756	$33,056	$7,415	$20,593
Income tax expense	39,037	32,492	21,727	4,927	13,454
Other income	(9)	(207)	(422)	(63)	(226)
Interest expense	588	421	913	439	669

Operating income	99,731	82,462	55,274	12,718	34,490
Depreciation	8,992	11,402	9,774	2,354	2,305
Store closing charges and severance costs (1)	—	—	15,871	—	—

Adjusted EBITDA	$108,723	$93,864	$80,919	$15,072	$36,795

(1)	See Note 7 to our Combined Financial Statements included herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Combined Financial Statements and notes, reflecting the combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings and is referred to herein as “our” financial condition and results of operations, contained elsewhere in this prospectus. This discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements.”

Executive Overview

We are a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. As of April 28, 2012, we and our dealers and franchisees operated 1,238 stores across all 50 states and Puerto Rico, Guam and Bermuda.

In addition to merchandise we provide to our customers, we provide our customers with access to a full suite of services, including home delivery and handling and extended service contracts.

We operate through two segments—the Sears Hometown and Hardware segment and the Sears Outlet segment. Our Sears Hometown and Hardware stores are designed to provide our customers with in-store and online access to a wide selection of national brands of home appliances, tools, lawn and garden equipment, sporting goods, consumer electronics and household goods, depending on the particular store. Our Sears Outlet stores are designed to provide our customers with in-store and online access to purchase new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products across a broad assortment of merchandise categories, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools, and at prices that are significantly lower than manufacturers’ suggested retail prices.

As of April 28, 2012, the Sears Hometown and Hardware segment consists of the following:

•

944 Sears Hometown Stores—Primarily independently owned stores, predominantly located in smaller communities and offering appliances, consumer electronics, lawn and garden equipment, and hardware. Most of our Sears Hometown Stores carry proprietary Sears brand products, such as Kenmore, Craftsman, and DieHard, as well as a wide assortment of other national brands.

•

96 Sears Hardware Stores—Neighborhood hardware stores that carry Craftsman brand tools and lawn and garden equipment, DieHard brand batteries and a wide assortment of other national brands and other home improvement products. 93 of these locations also offer a selection of Kenmore and other national brands of home appliances.

•	76 Sears Home Appliance Showrooms—Innovative stores that have a simple, primarily appliance showroom design that are strategically positioned in metropolitan areas.

As of April 28, 2012, the Sears Outlet segment consists of 122 Sears Outlet stores. These locations offer new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools at prices that are significantly lower than manufacturers’ suggested retail prices.

Our 1,238 stores include six Sears Hometown Stores and nine Sears Hardware Stores that we plan to close in the first half of 2012.

Impacts from Our Separation from Sears Holdings

Our business currently consists of the Sears Hometown and Hardware and Sears Outlet businesses. Sears Holdings has determined to separate SHO by distributing, at no cost, rights to purchase all of our common stock to the stockholders of Sears Holdings. Assuming the rights offering is subscribed in full, immediately following completion of the rights offering, Sears Holdings stockholders will own 100% of the outstanding shares of our common stock. We expect that ESL will beneficially own at least 62% of our outstanding common stock following completion of the rights offering. After completion of the rights offering, we will operate as a publicly traded company independent from Sears Holdings, which will have a range of impacts on our operations:

General Administrative and Separation Costs. Historically, we have used the corporate functions of Sears Holdings for a variety of services including treasury, accounting, tax, legal, and other shared services, which include the costs of payroll, employee benefits and other payroll related costs. Sears Holdings also contributes to other corporate functions such as senior management and centrally managed employee benefit arrangements. We were allocated $19.6 million in 2011, which includes $5.3 million allocated in the first quarter of 2011, $18.6 million in 2010 and $18.7 million in 2009 of shared services costs incurred by Sears Holdings. We were also allocated $3.9 million of shared services costs incurred by Sears Holdings in the first quarter of 2012. We believe that the assumptions and methodologies underlying the allocation of these expenses from Sears Holdings are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been or will be incurred by us when we operate as a publicly traded company independent from Sears Holdings. We expect to enter into agreements with Sears Holdings for the continuation of certain of these services. We believe that the existing arrangements, as reflected in the historical financial statements contained herein, are not materially different from the arrangements that will be entered into as part of the separation.

We will also incur increased costs as a result of becoming a publicly traded company independent from Sears Holdings. As an independent public company, we expect to incur incremental costs to support our businesses, including management personnel, legal, finance, and human resources as well as certain costs associated with being a public company. These additional annual operating charges are estimated to be approximately $5.0 million to $6.0 million. We believe cash flows from operations will be sufficient to fund these additional corporate expenses.

In addition, we estimate one-time information technology costs related to the separation to be approximately $6.0 million to $7.0 million. These one-time costs include the segregation of Company data contained within information technology systems of Sears Holdings and the application of security requirements to protect the segregated data and give employees of the Company secured access to the Company data within Sears Holdings’ information technology systems. A portion of these expenditures may be capitalized and amortized over their useful lives and others will be expensed as incurred, depending on their nature.

Fiscal Year

Our fiscal year end is the Saturday closest to January 31 each year. Fiscal years 2009, 2010 and 2011 all consisted of 52 weeks. Unless otherwise stated, references to years in this prospectus relate to fiscal years rather than to calendar years. The following fiscal periods are presented herein:

Fiscal year	Ended	Weeks
2009	January 30, 2010	52
2010	January 29, 2011	52
2011	January 28, 2012	52

Results of Operations

The following table sets forth items derived from our combined results of operations for 2009, 2010 and 2011, and the 13 weeks ended April 30, 2011 and April 28, 2012.

	Fiscal			13 Weeks Ended
thousands	2009	2010	2011	April 30, 2011	April 28, 2012

NET SALES	$2,329,925	$2,347,387	$2,344,199	$584,632	$621,078

COSTS AND EXPENSES
Cost of sales and occupancy	1,794,453	1,811,227	1,820,516	459,262	462,379

Gross margin dollars	535,472	536,160	523,683	125,370	158,699
Margin rate	23.0%	22.8%	22.3%	21.4%	25.6%
Selling and administrative	426,749	442,296	458,635	110,298	121,904
Selling and administrative expense as a percentage of net sales	18.3%	18.8%	19.6%	18.9%	19.6%
Depreciation	8,992	11,402	9,774	2,354	2,305

Total costs and expenses	2,230,194	2,264,925	2,288,925	571,914	586,588

Operating income	99,731	82,462	55,274	12,718	34,490
Interest expense	(588)	(421)	(913)	(439)	(669)
Other income	9	207	422	63	226

Income before income taxes	99,152	82,248	54,783	12,342	34,047
Income tax expense	(39,037)	(32,492)	(21,727)	(4,927)	(13,454)

NET INCOME	$60,115	$49,756	$33,056	$7,415	$20,593

References to comparable store sales amounts within the following discussion include sales for all stores operating for a period of at least 12 full months, including remodeled and expanded stores, but excluding store relocations and stores that have undergone format changes.

In addition to our net income determined in accordance with GAAP, for purposes of evaluating operating performance, we use an Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, or “Adjusted EBITDA,” which is adjusted to exclude certain significant items as set forth below. Our management uses Adjusted EBITDA to evaluate the operating performance of our business, as well as executive compensation metrics, for comparable periods. Adjusted EBITDA should not be used by investors or other third parties as the sole basis for formulating investment decisions as it excludes a number of important cash and non-cash recurring items. Adjusted EBITDA should not be considered as a substitute for GAAP measurements.

While Adjusted EBITDA is a non-GAAP measurement, management believes that it is an important indicator of operating performance because:

•	EBITDA excludes the effects of financing and investing activities by eliminating the effects of interest and depreciation costs; and

•

Other significant items, while periodically affecting our results, may vary significantly from period to period and have a disproportionate effect in a given period, which affects comparability of results.

The following table presents a reconciliation of Adjusted EBITDA to net income, the most comparable GAAP measure for each of the periods indicated:

	Fiscal			13 Weeks Ended
thousands	2009	2010	2011	April 30, 2011	April 28, 2012
Net income	$60,115	$49,756	$33,056	$7,415	$20,593
Income tax expense	39,037	32,492	21,727	4,927	13,454
Other income	(9)	(207)	(422)	(63)	(226)
Interest expense	588	421	913	439	669

Operating income	99,731	82,462	55,274	12,718	34,490
Depreciation	8,992	11,402	9,774	2,354	2,305
Store closing charges and severance costs (1)	—	—	15,871	—	—

Adjusted EBITDA	$108,723	$93,864	$80,919	$15,072	$36,795

(1)	See Note 7 to our Combined Financial Statements included herein.

13 Week Period ended April 28, 2012 Compared to the 13 Week Period Ended April 30, 2011

Net Sales

Net sales in the first quarter of 2012 increased $36.4 million, or 6.2%, to $621.1 million from the first quarter of 2011. Net sales increased as a result of new store openings, as well as an increase in comparable store sales of 2.5%. The increase in comparable store sales in 2012 was primarily driven by increases in the home appliances, lawn and garden, mattresses and apparel categories.

Gross Margin

Gross margin was $158.7 million, or 25.6% of net sales, in the first quarter of 2012, as compared to $125.4 million, or 21.4% of net sales, in the first quarter of 2011. The 420 basis point increase in gross margin rate was primarily driven by a decrease in clearance markdowns due to improved inventory productivity and improved delivery margins due to eliminating free delivery offers to customers in the first quarter of 2012. In addition, occupancy expense decreased in the first quarter of 2012 compared to the prior year quarter due to the increase in the number of franchised store locations. This decrease in occupancy expense was offset by increased selling and administrative expenses due to the increase in commissions paid as noted below. The total increase in gross margin dollars of $33.3 million was due to the increase in net sales as well as the increase in gross margin rate.

Selling and Administrative Expenses

Selling and administrative expenses increased to $121.9 million, or 19.6% of net sales, in the first quarter of 2012 from $110.3 million, or 18.9% of net sales, in the prior year quarter. The increase was primarily due to increases in commissions paid to dealers and franchisees due to increased sales, overall sales growth and a higher number of stores.

Operating Income

We recorded operating income of $34.5 million in the first quarter of 2012 as compared to operating income of $12.7 million in the prior year quarter. The $21.8 million increase in operating income was driven by overall improvements in net sales and gross margin rate, partially offset by an increase in selling and administrative expenses.

Income Taxes

Income tax expense of $13.5 million and $4.9 million was recorded in the first quarter of 2012 and 2011, respectively. The effective tax rate was 39.5% and 39.9% in the first quarter of 2012 and 2011, respectively.

Net Income

We recorded net income of $20.6 million for the first quarter of 2012 as compared to $7.4 million for the prior year quarter. The increase in net income was attributable to the factors discussed above.

2011 Compared to 2010

Net Sales

Net sales in 2011 were $2.3 billion, consistent with 2010. Net sales increased as a result of new store openings, but were offset by a decrease in comparable stores sales of 3.4%. The decline in comparable store sales for 2011 was driven by lower sales in the home appliance and lawn and garden categories.

Gross Margin

Gross margin was $524 million, or 22.3% of net sales, in 2011, as compared to $536 million, or 22.8% of net sales, in 2010. The total decline in gross margin dollars of $12 million included a charge of $12.1 million related to store closures recorded in 2011.

Selling and Administrative Expenses

Selling and administrative expenses increased $16.3 million in 2011 to $459 million, or 19.6% of net sales, from $442 million, or 18.8% of net sales, in 2010. Selling and administrative expense for 2011 increased primarily due to sales growth, a higher number of Sears Outlet Stores, investments in marketing to increase awareness of our Outlet Stores and $3.8 million for store closing and severance costs.

Operating Income

We recorded operating income of $55.3 million in 2011 as compared to operating income of $82.5 million in 2010. Operating income for 2011 included total charges of $16.1 million related to store closures. The remaining decline in operating income of $11.1 million was due to the increase in selling and administrative expenses.

Income Taxes

Income tax expense of $21.7 million and $32.5 million was recorded in 2011 and 2010, respectively. The effective tax rate was 39.7% and 39.5% in 2011 and 2010, respectively.

Net Income

We recorded net income of $33.1 million for 2011 as compared to $49.8 million for 2010. The decrease in net income was attributable to the factors discussed above.

2010 Compared to 2009

Net Sales

For 2010, net sales were $2.3 billion, consistent with 2009. The slight increase in net sales was primarily due to sales from new store openings, partially offset by a decline in comparable store sales of 2.0%. The decline in comparable store sales for 2010 was driven by decreases in the consumer electronics and tools categories, which were partially offset by increased home appliance sales due to government sponsored stimulus programs.

Gross Margin

Gross margin was $536 million, or 22.8% of net sales, in 2010, as compared to $535 million, or 23.0% of net sales, in 2009. The decrease of 20 basis points in gross margin rate was primarily due to higher promotion expenses related to appliance sales in Sears Hometown and Hardware, partially offset by higher margins from growth in Sears Outlet apparel sales.

Selling and Administrative Expenses

Selling and administrative expenses increased $15.5 million in 2010 to $442 million, or 18.8% of net sales, from $427 million, or 18.3% of net sales, in 2009. The increase in selling and administrative expenses was primarily due to higher volume, new stores and increased commission expense related to the conversion of company-operated stores to franchises.

Operating Income

We recorded operating income of $82.5 million in 2010 as compared to operating income of $99.7 million in 2009. The decline in operating income was predominately due to the above-noted increase in selling and administrative expenses.

Income Taxes

Income tax expense of $32.5 million and $39.0 million was recorded in 2010 and 2009, respectively. The effective tax rate was 39.5% and 39.4% in 2010 and 2009, respectively.

Net Income

We recorded net income of $49.8 million for 2010 as compared to $60.1 million for 2009. The decrease in net income was attributable to the factors discussed above.

Business Segment Results

Sears Hometown and Hardware

Sears Hometown and Hardware results and key statistics were as follows:

	Fiscal Year			13 Weeks Ended
thousands, except for number of stores	2009	2010	2011	April 30, 2011	April 28, 2012
Net sales	$1,934,837	$1,915,216	$1,838,797	$462,851	$479,857
Comparable store sales %	(7.9)%	(2.4)%	(6.0)%	(8.4)%	1.7%
Cost of sales and occupancy	1,513,484	1,508,840	1,463,636	373,954	362,586

Gross margin dollars	421,353	406,376	375,161	88,897	117,271
Margin rate	21.8%	21.2%	20.4%	19.2%	24.4%
Selling and administrative	351,415	358,241	356,351	87,785	96,414
Selling and administrative expense as a percentage of net sales	18.2%	18.7%	19.4%	19.0%	20.1%
Depreciation	4,673	4,766	4,083	1,006	835

Total costs and expenses	1,869,572	1,871,847	1,824,070	462,745	459,835

Operating income	$65,265	$43,369	$14,727	$106	$20,022

Total Sears Hometown and Hardware stores	1,073	1,103	1,158	1,106	1,116

13 Week Period ended April 28, 2012 Compared to the 13 Week Period Ended April 30, 2011—Sears Hometown and Hardware

Net Sales

Sears Hometown and Hardware net sales increased $17.0 million, or 3.7%, to $479.9 million in the first quarter of 2012 from $462.9 million in the first quarter of 2011. The increase was primarily due to new store openings as well as a 1.7% increase in comparable store sales. Since the first quarter of 2011, we opened 35 new Sears Hometown Stores and 54 Sears Home Appliance Showrooms, which resulted in an increase in net sales of approximately $19.9 million. In addition, 48 Sears Hometown Stores were closed throughout the first quarter of 2012, which did not have a material impact on the year over year net sales variance. The increase in comparable store sales for 2012 was driven by sales increases in the home appliances and lawn and garden categories, which were partially offset by declines in consumer electronics and floorcare.

Gross Margin

Gross margin was $117.3 million, or 24.4% of net sales in the first quarter of 2012, as compared to $88.9 million, or 19.2% of net sales, in the prior year quarter. The 520 basis point improvement in gross margin rate over the prior year quarter was driven by a decrease in clearance markdowns resulting from improved inventory productivity as well as improved delivery margins due to eliminating free delivery offers to customers in the first quarter of 2012. In addition, occupancy expense decreased in the first quarter of 2012 compared to the prior year quarter due to the increase in the number of franchised store locations. This decrease in occupancy expense was offset by increased selling and administrative expenses due to the increase in commissions paid as noted below. The total increase in gross margin dollars of $28.4 million was driven by the above-noted sales increase and improvement in gross margin rate.

Selling and Administrative Expenses

Selling and administrative expenses increased to $96.4 million, or 20.1% of net sales, in the first quarter of 2012 from $87.8 million, or 19.0% of net sales, in the prior year quarter. Selling and administrative expense for 2012 increased due to an increase in commissions paid to dealers and franchisees as a result of the increase in net sales.

Operating Income

We recorded operating income of $20.0 million in the first quarter of 2012 as compared to operating income of $0.1 million in the prior year quarter. The overall increase in operating income of $19.9 million was driven by the above noted increases in net sales and gross margin rate.

2011 Compared to 2010—Sears Hometown and Hardware

Net Sales

Sears Hometown and Hardware net sales decreased $76.4 million, or 4.0%, to $1.8 billion in 2011 from $1.9 billion in 2010. The decrease was primarily due to a 6.0% decline in comparable store sales which was partially offset by an increase in net sales due to new store openings. The decline in comparable store sales for 2011 was driven by a decline in home appliance comparable store sales which resulted from the government-sponsored appliance stimulus programs in 2010. During 2010, as part of the economic recovery measures, the U.S Federal Government distributed approximately $300 million to various states and territories for use in providing rebates to consumers who purchased energy efficient home appliances. This program benefited the Company in 2010, but was not repeated in 2011. In addition, lawn and garden sales declined primarily due to weather-related conditions in the southwest region of the country, which experienced a significant drought and reduced demand for such items. We opened 34 new Sears Hometown stores and 42 Sears Home Appliance Showrooms which resulted in an increase of approximately $22.5 million in net sales.

Gross Margin

Gross margin was $375 million, or 20.4% of net sales in 2011, as compared to $406 million, or 21.2% of net sales in 2010. The total decline in gross margin dollars of $31.2 million was primarily driven by the above-noted sales decline along with charges of $12.1 million related to store closures and $11.7 million of expenses related to the Shop Your Way Rewards program. In 2011, we made the decision to close 84 underperforming stores and recorded a charge of $12.2 million. See Note 7 in Notes to Combined Financial Statements for additional details. We did not make any such decisions in 2010 and as such we did not record any charges in 2010. Sears Holdings was in its initial launch of the Shop Your Way Rewards program in 2010. In 2011, after the initial launch, each business of Sears Holdings was charged for expenses related to members’ purchases in their stores.

Selling and Administrative Expenses

Selling and administrative expenses decreased to $356 million in 2011 from $358 million in 2010. Selling and administrative expenses as a percentage of net sales increased to 19.4% of net sales in 2011 from 18.7% of net sales in 2010 primarily due to the decrease in sales. Selling and administrative expense for 2011 included charges of $3.8 million for store closing and severance costs.

Operating Income

We recorded operating income of $14.7 million in 2011 as compared to operating income of $43.4 million in 2010. Operating income for 2011 included total charges of $16.1 million related to store closures. The overall decline in operating income of $28.6 million was due to the decline in gross margin dollars and rate.

2010 Compared to 2009—Sears Hometown and Hardware

Net Sales

Sears Hometown and Hardware net sales were $1.9 billion in both 2010 and 2009. Comparable store sales declined 2.4%, but were offset by sales from new store openings. The decline in comparable store sales for 2010 was driven by the continued price compression of the consumer electronics business and a decline in the tools category, partially offset by an increase in home appliance sales as a result of the government-sponsored appliance stimulus programs.

Gross Margin

Gross margin was $406 million, or 21.2% of net sales, in 2010, as compared to $421 million, or 21.8% of net sales, in 2009. The decrease of 60 basis points in gross margin rate was primarily due to higher promotional activity in the home appliance category given the macroeconomic challenges in stimulating demand, as well as increased clearance markdowns associated with a higher than average transition to new home appliance products.

Selling and Administrative Expenses

Selling and administrative expenses increased to $358 million, or 18.7% of net sales in 2010 from $351 million, or 18.2% of net sales in 2009. The increase was primarily due to higher commission expense related to the conversion of company operated stores to franchises. In addition, selling and administrative expenses were impacted by the addition of new stores, which generate expenses on a lower starting sales base as compared to mature stores.

Operating Income

We recorded operating income of $43.4 million in 2010 as compared to $65.3 million in 2009. The decrease in operating income was attributable to the factors discussed above.

Sears Outlet

Sears Outlet results and key statistics were as follows:

	Fiscal			13 Weeks Ended
thousands, except for number of stores	2009	2010	2011	April 30, 2011	April 28, 2012
Net sales	$395,088	$432,171	$505,402	$121,781	$141,221
Comparable store sales %	1.2%	(0.4)%	8.7%	2.6%	5.5%
Cost of sales and occupancy	280,969	302,387	356,880	85,308	99,793

Gross margin dollars	114,119	129,784	148,522	36,473	41,428
Margin rate	28.9%	30.0%	29.4%	29.9%	29.3%
Selling and administrative	75,334	84,055	102,284	22,513	25,490
Selling and administrative expense as a percentage of net sales	19.1%	19.4%	20.2%	18.5%	18.0%
Depreciation	4,319	6,636	5,691	1,348	1,470

Total costs and expenses	360,622	393,078	464,855	109,169	126,753

Operating income	$34,466	$39,093	$40,547	$12,612	$14,468

Total Sears Outlet stores	93	102	116	104	122

13 Week Period ended April 28, 2012 Compared to the 13 Week Period Ended April 30, 2011—Sears Outlet

Net Sales

Sears Outlet net sales increased $19.4 million, or 16.0%, to $141.2 million in the first quarter of 2012 from $121.8 million in the first quarter of 2011. The increase was primarily due to new store openings as well as a 5.5% increase in comparable store sales. Since the first quarter of 2011, we opened 21 new Sears Outlet stores which resulted in an increase in net sales of approximately $12.3 million. The increase in comparable store sales for 2012 was driven by sales increases in the home appliances, mattresses, apparel and tools categories.

Gross Margin

Gross margin was $41.4 million, or 29.3% of net sales in the first quarter of 2012, as compared to $36.5 million, or 29.9% of net sales in the prior year quarter. Margin rate decreased 60 basis points in the first quarter of 2012 compared to the prior year quarter primarily due to lower receipts of higher margin “sold as-is” home appliances partially offset by a higher balance of sales in higher margin categories such as apparel and mattresses. Total gross margin dollars increased $5.0 million in the first quarter of 2012 to $41.4 million due to the increase in net sales being offset by the above-noted decline in gross margin rate.

Selling and Administrative Expenses

Selling and administrative expenses increased to $25.5 million in the first quarter of 2012 from $22.5 million in the prior year quarter due to sales growth and a higher number of Sears Outlet stores. Selling and administrative expenses as a percentage of net sales decreased to 18.0% of net sales in the first quarter of 2012 from 18.5% of net sales in the first quarter of 2011 primarily due to the above-noted increases in expenses being offset by the increase in sales.

Operating Income

We recorded operating income of $14.5 million in the first quarter of 2012 as compared to operating income of $12.6 million in the prior year quarter. The increase in operating income of $1.9 million was driven by the increase in net sales which was offset by the above-noted decrease in gross margin rate and increase in selling and administrative expenses.

2011 Compared to 2010—Sears Outlet

Net sales

Sears Outlet net sales increased $73 million, or 16.9%, to $505 million in 2011 from net sales of $432 million in 2010. The increase was primarily due to an increase in comparable store sales of 8.7% as well as an increase in net sales due to new store openings. The increase in comparable store sales in 2011 was driven primarily by increases in the home appliance, lawn and garden, apparel and mattress categories. Increases in these categories were driven by improved functionality of Searsoutlet.com, assortment changes, such as the purchase of patio furniture and grills, increased inventory in certain categories like tractors and an increase in the number of stores that carry apparel. We opened 17 new Sears Outlet stores which resulted in an increase of approximately $23.2 million in net sales.

Gross Margin

Sears Outlet gross margin was $148.5 million, or 29.4% of net sales in 2011, as compared to $129.8 million, or 30.0% of net sales, in 2010. The decrease of 60 basis points in gross margin rate was primarily due to expenses related to the Shop Your Way Rewards program. Sears Holdings was in its initial launch of the Shop Your Way Rewards program in 2010. In 2011, after the initial launch, each business of Sears Holdings was charged for expenses related to members’ purchases in their stores. Gross margin rates for Sears Outlet are generally higher than those for Sears Hometown and Hardware due to the lower cost of product acquisition for the outlet-value products market.

Selling and Administrative Expenses

Selling and administrative expenses increased $18.2 million in 2011 to $102.3 million, or 20.2% of net sales, from $84.1 million, or 19.4% of net sales, in 2010. The increase in selling and administrative expenses was primarily due to sales growth, a higher number of Sears Outlet stores and additional investments in marketing to increase awareness of our Sears Outlet stores.

Operating Income

We recorded operating income of $40.5 million in 2011, as compared to $39.1 million in 2010, due to increases in net sales being partially offset by a decline in gross margin rate as well as an increase in selling and administrative expenses.

2010 Compared to 2009—Sears Outlet

Net Sales

Sears Outlet net sales in 2010 increased $37.1 million or 9.4% to $432 million, as compared to net sales of $395 million in 2009. The increase in net sales was primarily due to an increase in sales from new store openings, partially offset by a decrease in comparable store sales. The decline in comparable store sales in 2010 was driven primarily by a decline in home appliances.

Gross Margin

Gross margin was $129.8 million, or 30.0% of net sales, in 2010, as compared to $114.1 million, or 28.9% of net sales, in 2009. The increase of $15.7 million in gross margin dollars was primarily due to the overall increase in net sales as well as the 110 basis point increase in gross margin rate which was attributable to growth in the higher margin apparel category.

Selling and Administrative Expenses

Selling and administrative expenses increased $8.7 million in 2010 to $84.1 million, or 19.4% of net sales, from $75.3 million, or 19.1% of net sales, in 2009. The increase in selling and administrative expenses was primarily due to sales growth, an increase in the number of Sears Outlet stores and a higher store payroll rate.

Operating Income

We recorded operating income of $39.1 million in 2010 compared to $34.5 million in 2009. The increase in operating income was primarily attributable to the factors discussed above.

Analysis of Financial Condition

Cash Balances

Our cash and cash equivalents balances at January 29, 2011 and January 28, 2012 were $0.8 million and $0.7 million, respectively. Our cash balances as of April 30, 2011 and April 28, 2012 were $0.8 million and $0.7 million respectively.

For fiscal year 2011 and the first quarter of 2012, we financed our operations and investments primarily with cash generated from operations. Our primary need for liquidity is to fund inventory purchases and capital expenditures and for general corporate purposes.

Cash Flows from Operating Activities

For the first quarter of 2012, we financed our operations and investments primarily with cash generated from operations. Cash provided by operating activities was $20.6 million in the first quarter of 2012 as compared to cash used in operating activities of $9.9 million in the first quarter of 2011. The increase in cash provided by operating activities in the first quarter of 2012 was primarily driven by the increase in net income.

Merchandise inventories were $418.4 million at April 30, 2011 and $405.9 million at April 28, 2012. Merchandise inventories for Sears Hometown and Hardware stores decreased from $347.1 million at April 30, 2011 to $331.3 million at April 28, 2012 primarily due to improved inventory productivity. Merchandise inventories for Sears Outlet stores increased from $71.3 million at April 30, 2011 to $74.6 million at April 28, 2012 primarily due to store growth.

For 2011, we financed our operations and investments primarily with cash generated from operations. Cash provided by operating activities was $38.5 million in 2011 as compared to $49.0 million in 2010 and $14.1 million in 2009.

Merchandise inventories were $394.6 million at January 29, 2011 and $393.7 million at January 28, 2012. Merchandise inventories for Sears Hometown and Hardware stores decreased from $319.7 million at January 29, 2011 to $307.8 million primarily due to improved inventory productivity. Merchandise inventories for Sears Outlet stores increased from $74.9 million to $85.9 million primarily due to store growth.

We obtain our merchandise through agreements with Sears Holdings or through vendors. In 2011, merchandise acquired from subsidiaries of Sears Holdings, including Kenmore, Craftsman, DieHard and other products, accounted for approximately 90% of total purchases of all inventory from all vendors. The loss of or a reduction in the amount of merchandise made available to us by Sears Holdings could have a material adverse effect on our business and results of operations.

In addition, our vendor arrangements generally are not long-term agreements (other than the Merchandising Agreement) and none of them guarantee the availability of merchandise in the future. Our growth strategy depends to a significant extent on the willingness and ability of our vendors to supply us with sufficient inventory. As a result, our success depends on maintaining good relations with our existing vendors and developing relationships with new vendors. If we fail to strengthen our relations with our existing vendors or to enhance the quality of merchandise they supply us, or if we cannot maintain or acquire new vendors of favored brand name merchandise, our ability to obtain a sufficient amount and variety of merchandise at acceptable prices may be limited, which would have a negative impact on our competitive position. In addition, we may not be able to develop relationships with new vendors, and products from alternative sources, if any, may be of a lesser quality and more expensive than those we currently purchase.

Cash Flows from Investing Activities

Cash used in investing activities was $1.9 million for the first quarter of 2012 compared to $1.5 million for the first quarter of 2011. Cash used in investing activities in both quarters was for purchases of property and equipment.

Cash used in investing activities was $10.0 million for 2011, $5.8 million for 2010 and $6.1 million for 2009. Cash used in investing activities in all three years was for purchases of property and equipment.

Cash Flows from Financing Activities

Cash used in financing activities was $18.6 million for the first quarter of 2012 compared to cash provided by financing activities of $11.4 million for the first quarter of 2011. The increase of $30.0 million in cash used in financing activities in 2012 from 2011 was due to the increase in repayments to Sears Holdings.

Cash used in financing activities was $28.6 million for 2011, $43.0 million for 2010 and $7.9 million for 2009. The decrease of $14.4 million in cash used in financing activities in 2011 from 2010 was due to the reduction of repayments to Sears Holdings. The increase of $35.1 million in cash used in financing activities in 2010 from 2009 was due to the increased repayments to Sears Holdings.

Uses and Sources of Liquidity

We believe that our existing cash and cash equivalents and cash flows from our operating activities will be sufficient to meet our anticipated liquidity needs for at least the next 12 months. As of April 28, 2012, we had cash and cash equivalents of $0.7 million. As a result, we expect to fund our ongoing operations solely through cash generated by operating activities. To the extent that we are unable to adequately fund our ongoing operations through cash generated by operating activities, we will be required to finance our operations through the incurrence of indebtedness which may not be available on commercially reasonable terms, or at all. The adequacy of our available funds will depend on many factors, including the macroeconomic environment and the operating performance of our stores.

Capital lease obligations as of January 29, 2011 and, January 28, 2012 were $6.2 million and $4.0 million, respectively. Capital lease obligations as of April 30, 2011 and April 28, 2012 were $5.7 million and $3.4 million, respectively.

As of the date of this prospectus, Sears Holdings’ domestic credit facility is (1) secured, in part, by a first lien on the inventory and credit card receivables of the subsidiaries of Sears Holdings that will become wholly owned subsidiaries of SHO prior to the completion of the separation and (2) guaranteed by these subsidiaries. Prior to the completion of the separation, this lien and these guarantee obligations will be released.

Contractual Obligations and Off-Balance Sheet Arrangements

Information concerning our obligations and commitments to make future payments under contract such as debt and lease agreements and under contingent commitments, is as aggregated in the following table:

thousands	Total	Within 1 Year	1-3 Years	4-5 Years	After 5 Years
Capital leases	$3,998	$2,061	$1,937	$—	$—
Operating leases	202,662	52,653	66,634	33,922	49,453

Total Contractual Obligations	$206,660	$54,714	$68,571	$33,922	$49,453

Application of Critical Accounting Policies and Estimates

In preparing the financial statements, certain accounting policies require considerable judgment to select the appropriate assumptions to calculate financial estimates. These estimates are complex and subject to an inherent degree of uncertainty. We base our estimates on historical experience, terms of existing contracts, evaluation of trends and other assumptions that we believe to be reasonable under the circumstances. We continually evaluate the information used to make these estimates as our business and the economic environment change. Although the use of estimates is pervasive throughout the financial statements, we consider an accounting estimate to be critical if:

•	it requires assumptions to be made about matters that were highly uncertain at the time the estimate was made, and

•

changes in the estimate that are reasonably likely to occur from period to period or different estimates that could have been selected would have a material effect on our financial condition, cash flows or results of operations.

We believe that the current assumptions and other considerations used to estimate amounts reflected in the financial statements are appropriate. However, if actual experience differs from the assumptions and the considerations used in estimating amounts, the resulting changes could have a material adverse effect on our combined results of operations, and in certain situations, could have a material adverse effect on our financial condition.

The following is a summary of our most critical policies and estimates. See Note 2 of the Notes to the Combined Financial Statements for a listing of our other significant accounting policies.

Valuation of Inventory

Our inventory is valued at the lower of cost or market determined primarily using the retail inventory method, or “RIM.” RIM is an averaging method that is commonly used in the retail industry. To determine inventory cost under RIM, inventory at its retail selling value is segregated into groupings of merchandise having similar characteristics, which are then converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based upon the year’s purchasing activity for each store location. Accordingly, a significant assumption under the retail method is that inventory in each group is similar in terms of its cost-to-retail relationship and has similar turnover rates. We monitor the content of merchandise in these groupings to prevent distortions that would have a material effect on inventory valuation.

RIM inherently requires management judgment and certain estimates that may significantly affect the ending inventory valuation, as well as gross margin. The methodologies utilized by SHO in its application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the groupings of homogenous classes of merchandise, the development of shrinkage and obsolescence reserves, and the accounting for retail price changes. We believe that SHO’s RIM provides an inventory valuation that reasonably approximates cost. Among others, two significant estimates used in inventory valuation are the level and timing of permanent markdowns (clearance markdowns used to clear unproductive or slow-moving inventory) and shrinkage. Amounts are charged to cost of sales at the time the retail value of inventory is reduced through the use of permanent markdowns.

Factors considered in the determination of permanent markdowns include current and anticipated demand, customer preferences, age of the merchandise, fashion and design trends and weather conditions. In addition, inventory is also evaluated against corporate pre-determined historical markdown cadences. When a decision is made to permanently markdown merchandise, the resulting gross margin reduction is recognized in the period the markdown is recorded. The timing of the decision, particularly surrounding the balance sheet date, can have a significant effect on the results of operations.

Income Taxes

We account for income taxes in accordance with accounting standards for such taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax bases of recorded assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. If future utilization of deferred tax assets is uncertain, we may record a valuation allowance against certain deferred tax assets. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and foreign pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income.

We account for uncertainties in income taxes according to accounting standards for uncertain tax positions. We are present in a large number of taxable jurisdictions, and at any point in time, can have audits underway at various stages of completion in any of these jurisdictions. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the belief that the underlying tax positions are fully supportable. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. Pursuant to a Tax Sharing Agreement, Sears Holdings will be responsible for any unrecognized tax benefits through the date of the separation.

Significant management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the valuation allowance recorded against our net deferred tax assets, if any. As further described above, we consider estimates of the amount and character of future taxable income in assessing the likelihood of realization of deferred tax assets. Our actual effective tax rate and income tax expense could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, tax planning and our forecasted financial condition and results of operations in future periods. Although we believe current estimates are reasonable, actual results could differ from these estimates.

In connection with the separation, we will enter into a Tax Sharing Agreement with Sears Holdings which will govern the rights and obligations of the parties with respect to pre-separation and post-separation tax matters. Under the Tax Sharing Agreement, Sears Holdings will be responsible for any federal, state or foreign income tax liability relating to tax periods ending on or before the separation.

Goodwill Impairment Assessment

We had a goodwill balance of $167 million at both January 28, 2012 and January 29, 2011. We evaluate the carrying value of goodwill for possible impairment under accounting standards governing goodwill and other intangible assets. As required by accounting standards, we perform annual goodwill impairment tests in the fourth quarter and update the tests between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; and the testing for recoverability of a significant asset group within a reporting unit. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our Combined Financial Statements.

Our goodwill resides in the Sears Hometown reporting unit within the Sears Hometown and Hardware segment. The goodwill impairment test involves a two-step process. The first step is a comparison of the reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, using both a market participant approach, as well as a discounted cash flow model, commonly referred to as the income approach. The market participant approach determines the value of a reporting unit by deriving market multiples for reporting units based on assumptions potential market participants would use in establishing a bid price for the unit. This approach therefore assumes strategic initiatives will result in improvements in operational performance in the event of purchase, and includes the application of a discount rate based on market participant assumptions with respect to capital structure and access to capital markets. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate to our reporting unit. The projection uses our best estimates of economic and market conditions over the projected period, including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. Our final estimate of fair value of reporting units is developed by equally weighting the fair values determined through both the market participant and income approaches, where comparable market participant information is available.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. Specifically, we allocate the fair value to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a hypothetical analysis that would calculate the implied fair value of goodwill. If the implied fair value of goodwill is less than the recorded goodwill, we record an impairment charge for the difference.

We did not record any goodwill impairment charges in 2009, 2010 or 2011.

The use of different assumptions, estimates or judgments in either step of the goodwill impairment testing process, such as the estimated future cash flows of our reporting unit, the discount rate used to discount such cash flows, or the estimated fair value of the reporting unit’s tangible and intangible assets and liabilities, could significantly increase or decrease the estimated fair value of a reporting unit or its net assets, and therefore, impact the related impairment charge. At the 2011 annual impairment test date, the conclusion that no indication of goodwill impairment existed for our Sears Hometown reporting unit would not have changed had the test been conducted assuming: 1) a 100 basis point increase in the discount rate used to discount the aggregate estimated cash flows of our Sears Hometown reporting unit to its net present value in determining its estimated fair value and/or 2) a 100 basis point decrease in the estimated sales growth rate and/or terminal period growth rate.

Based on our sensitivity analysis, we do not believe that the recorded goodwill balance is at risk of impairment at the end of the year because the fair value is substantially in excess of the carrying value and not at risk of failing step one. However, goodwill impairment charges may be recognized in future periods to the extent changes in factors or circumstances occur, including deterioration in the macroeconomic environment, retail industry or in the equity markets, deterioration in our performance or our future projections, or changes in our plans for our Sears Hometown reporting unit.

Quantitative and Qualitative Disclosures about Market Risk

None.

BUSINESS

Our Business

We are a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. As of April 28, 2012, we and our dealers and franchisees operated 1,238 stores across all 50 states and Puerto Rico, Guam and Bermuda. This includes six Sears Hometown Stores and nine Sears Hardware stores that we plan to close in the first half of 2012.

In addition to merchandise, we provide our customers with access to a full suite of services, including home delivery and handling and extended service contracts.

We operate through two segments—the Sears Hometown and Hardware segment and the Sears Outlet segment. Our Sears Hometown and Hardware stores are designed to provide our customers with in-store and online access to a wide selection of national brands of home appliances, tools, lawn and garden equipment, sporting goods, consumer electronics and household goods, depending on the particular store. Our Sears Outlet stores are designed to provide in-store and online access to purchase new, one-of-a-kind, out-of-carton, discontinued, obsolete, used, reconditioned, overstocked and scratched and dented products, collectively “outlet-value products” across a broad assortment of merchandise categories, including home appliances, lawn and garden equipment, apparel, mattresses, televisions, sporting goods and tools, and at prices that are significantly lower than manufacturers’ suggested retail prices. See Note 8 to our Combined Financial Statements for further information.

Sears Hometown and Hardware

As of April 28, 2012, we and our dealers and franchisees operated a total of 1,116 Sears Hometown and Hardware stores located across 50 states, Puerto Rico, Guam and Bermuda.

The majority of our Sears Hometown and Hardware stores are based on either an authorized dealer model or a franchise model under which, in most cases, independent owners operate the stores and SHO provides brand and marketing support and inventory on consignment. The dealer or franchisee earns a commission based on net sales of the inventory when sold. We also authorize the dealer or franchisee to sell post-sale services, including product protection programs.

Our Sears Hometown and Hardware business operates through three distinct formats: Sears Hometown Stores, or “Hometown Stores,” Sears Hardware Stores, or “Hardware Stores,” and Sears Home Appliance Showrooms, or “Home Appliance Showrooms.”

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Hometown Stores. Our Hometown Stores offer products and services across a wide selection of merchandise categories, including home appliances, consumer electronics, lawn and garden equipment, sporting goods, tools and household goods, with the majority of business driven by big-ticket home appliance and lawn and garden sales. Most of our Hometown Stores carry Sears brand products, such as Kenmore, Craftsman, and DieHard, as well as a wide assortment of other national brands. Primarily independently owned and predominantly located in smaller communities and averaging 8,500 square feet, Hometown Stores are designed to serve more rural markets that may not support a full-service big-box retailer. As of April 28, 2012, there are 944 Hometown Stores in 50 states, Puerto Rico, Guam and Bermuda which includes six stores we plan to close in the first half of 2012.

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Hardware Stores. Our Hardware Stores offer products and services across a wide selection of merchandise categories and sales are primarily driven by tools, lawn and garden equipment, home appliances, and other home improvement products. In addition, these stores offer certain proprietary in-store services, such as blade sharpening, key cutting and screen repair, as well as products typically found in local hardware stores, such as fasteners, electrical supplies and plumbing supplies. Hardware Stores, averaging nearly 28,000 square feet in size, are primarily located in suburban markets and are positioned as neighborhood stores designed to appeal to convenience-oriented customers. These stores carry Craftsman brand tools and lawn and garden equipment, DieHard brand batteries and a wide assortment of other national brands and other home improvement products. As of April 28, 2012, there are 96 Hardware Stores in 15 states, 93 of which also carry a selection of Kenmore and other national brands of home appliances. 41 of these stores are owned and operated by franchisees, and the remaining 55 stores are operated by us. This number includes nine stores that we plan to close in the first half of 2012.

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Home Appliance Showrooms. Our Home Appliance Showrooms offer home appliances and related services in stores primarily located in strip malls and lifestyle centers of metropolitan areas. Averaging 5,000 square feet with a simple, primarily appliance showroom design, our Home Appliance Showrooms offer quality-focused customers a unique store shopping experience. Home Appliance Showroom sales are primarily driven by big-ticket cooking, laundry and refrigeration home appliances as well as, in certain stores, mattresses. These stores carry Kenmore and other national brands of home appliances. As of April 28, 2012, there are 76 Home Appliance Showrooms in 19 states. 44 of these stores are owned and operated by franchisees, 30 stores are owned and operated by us and two are owned and operated by independent dealers.

In 2011, our revenue from our Sears Hometown and Hardware segment was $1.8 billion.

Sears Outlet

Our Sears Outlet stores are designed to provide in-store and online access to purchase outlet-value products across a broad assortment of merchandise categories, including home appliances, consumer electronics, lawn and garden equipment, apparel, sporting goods, tools and household goods, and at prices that are significantly lower than manufacturers’ suggested retail prices. Sears Outlet stores serve as a liquidation channel of outlet-value home appliances for major appliance vendors. In 2011, Sears Outlet’s most significant merchandise category was home appliances, which made up 83% of our sales revenue. Outlet-value products are generally covered by a manufacturer’s warranty, and Sears Outlet also offers a full suite of product protection plans and services options. As of April 28, 2012, Sears Outlet operated 122 locations, of which 92 were retail-only stores, 25 were retail stores with onsite repair facilities, and five were retail apparel stores. Sears Outlet also sells its product through our website, www.searsoutlet.com. We operate all of the Sears Outlet stores.

In 2011, our revenue from our Sears Outlet segment was $505 million.

Competition

Sears Hometown and Hardware

The Sears Hometown and Hardware business is subject to highly competitive conditions, with varying levels of competition within each store’s trade area. Sears Hometown and Hardware stores compete with a wide variety of retailers handling similar lines of merchandise, including department stores, discounters, mass merchandisers, specialty retailers, wholesale clubs, and many other competitors operating on a national, regional or local level. The Company also competes with internet and catalog businesses that have similar merchandise offerings.

Sears Hometown and Hardware’s key national competitors, all of which provide similar lines of merchandise in the same or comparable trade areas, are The Home Depot, Best Buy, Lowe’s and Tractor Supply, as well as Ace Hardware and True Value for our Hardware Stores. Subsidiaries of Sears Holdings provide similar lines of merchandise as the Sears Hometown and Hardware business. Nonetheless, the stores operated by the Sears Hometown and Hardware business generally have not been regarded as significant competitors of the stores operated by Sears Holdings’ subsidiaries. Instead, the stores operated by Sears Holdings’ subsidiaries and the stores operated by the Sears Hometown and Hardware business have been distributors of products supplied by Sears Holdings under the Sears name but have operated essentially in different trade areas. SHO expects that this relationship will continue following consummation of the rights offering. Sears Holdings provides and will continue to provide e-commerce services and support to SHO, and online sales by Sears Holdings’ subsidiaries that do not originate, or involve merchandise pick up, in physical stores may compete with the e-commerce activity of the Sears Hometown and Hardware business.

We believe that the key differentiating factors between competitors operating in this industry include price, product assortment and quality, service and convenience, brand recognition and availability of retail-related services such as access to credit, product delivery, repair and installation.

Sears Outlet

The Sears Outlet business unit operates in the highly fragmented outlet-value retail industry, in which big-box competitors are at one end of the spectrum, locally owned appliance dealers are at the other end, and regional and emerging outlet competitors occupy the middle ground. Sears Outlet’s direct competition has been comprised largely of established regional appliance outlet chains and emerging national big-box concept stores that sell outlet-value appliances as well as online retailers.

Sears Outlet’s key national competitors, some of which provide similar outlet-value products at comparable prices, are The Home Depot, Lowe’s, HH Gregg and US Appliances. In addition, as we continue to expand our product lines into categories such as mattresses and apparel we expect to face additional competition from other discount retailers that focus solely on those product categories. While subsidiaries of Sears Holdings provide similar lines of merchandise as the Sears Outlet business, the latter is a value-price seller of distressed, refurbished, and marked-out-of-stock merchandise, which the subsidiaries do not sell to end users. Consequently, the Sears Outlet business has not been regarded as a competitor of these subsidiaries. Instead, both have been distributors of products supplied by Sears Holdings under the Sears name, operating in different geographic locations. This relationship will continue following the rights offering.

We believe that the key differentiating factor between competitors operating in this industry is price. Other factors include product assortment and quality, service and convenience, brand recognition and availability of retail-related services such as access to credit and product delivery.

Our Strengths

We believe that our competitive strengths are the following:

Our stores carry a wide variety of well-known, brand-name merchandise.

We offer our customers a broad selection of products, including well-known consumer brand names such as Kenmore, Craftsman and DieHard, and we strive to offer high in-stock levels. A typical Hometown Store offers a selection of products similar to department stores, discounters, mass merchandisers and wholesale clubs and carries more products than specialty retailers and smaller independent appliance and hardware stores. This ability to offer a wide variety of well-known, consumer brand name merchandise enables us to remain competitive in our markets and to continue to attract customers.

We operate across the nation through distinctly tailored store formats.

Our different store formats are targeted to the markets in which they compete. Our Hometown Stores offer customers in more rural communities a wide variety of merchandise. In those markets, we compete against larger national or regional big-box stores on the basis of the convenient shopping experience we provide, and we compete against local independent stores based on our product offerings and competitive pricing.

Our Hardware Stores are located in neighborhood centers in suburban areas where customers can fulfill their hardware, lawn and garden and, in certain stores, home appliance needs. These stores compete against larger warehouse home centers and smaller local hardware stores by offering a broad assortment of products, convenient outlets and personalized customer assistance.

Our Home Appliance Showrooms are appealing display floors in metropolitan markets where we compete with big-box retailers by offering a high service model, a wide assortment of brand-name home appliances and convenient locations. We differentiate ourselves from our competitors by providing our customers with a consultative and educational purchase experience. To accommodate the lifestyles of our metropolitan customers, we also provide after-hours showings by appointment.

Our Sears Outlet stores offer customers a wide range of outlet-value products at over 120 locations across the United States. Our Sears Outlet stores differentiate themselves from their competitors by providing a wide range of outlet-value brand-name products, including Kenmore, Whirlpool, LG and Samsung, at prices that are significantly lower than manufacturers’ suggested retail prices.

In addition, SHO has stores located in all 50 states as well as Puerto Rico, Guam and Bermuda, without any concentration in one particular region or market. The ability to generate revenues with a wide variety of products across a diversified mix of regions and markets enables us to benefit from opportunities as they arise.

Our Sears Hometown and Hardware stores are primarily operated by dealers or franchisees, which allows us to leverage the knowledge, experience and capital of our dealers and franchisees.

Our Hometown Stores are primarily owned and operated by individual dealers and the majority of our Home Appliance Showrooms and Hardware Stores are operated by franchisees. Under both our dealer model and our franchise model, SHO provides inventory (on a consignment basis), branding and marketing to the stores and the dealer or franchisee is responsible for start-up costs, lease payments and other operating costs including payroll. This model allows us to leverage the entrepreneurial spirit of our dealers and franchisees and their local knowledge to better serve local trade areas. In addition, our franchise model frees up capital and enables us to focus on strategic planning, including store growth, marketing and pricing strategies. We regularly evaluate the performance of franchised stores and require compliance with established customer service guidelines.

Our Sears Outlet stores are a leading liquidation channel of value-priced home appliances.

As one of the nation’s largest chain retailers of outlet-value home appliances, our Sears Outlet business has become increasingly relevant to major appliance vendors as a liquidation channel of outlet-value appliances.

Our Strategy

We plan to continue to enhance our competitive position, grow our business and increase our net sales and profitability by implementing the following strategies:

Expand Product Assortment and Optimize Services Offering. We strive to provide customers complete solutions for their home appliance, hardware and other related home needs. We are constantly evaluating other merchandise categories and types of services to enhance our product and service offerings and to create cross-selling opportunities for adjacent products and services. For example, our initiatives to increase product offerings include expanding into apparel and footwear in our Sears Outlet stores and mattresses in our Home Appliance Showrooms.

Promote Customer Growth through Integrated Multi-Channel Capabilities, Improved Customer Experience and Enhanced Marketing. We seek to serve our customers’ needs and drive revenue growth through our integrated multi-channel sale capabilities. We continue to expand our e-commerce operation and our online product selection to enhance customers’ online shopping experience. We seek to integrate our online store and brick-and-mortar stores to provide our customers with a seamless shopping experience across channels. We offer our customers the option to purchase items on our website and pick them up in our local stores as well as order out-of-stock and other items from our in-store kiosks. These capabilities allow us to better serve customers across various channels and improve sales.

We also participate in Sears Holdings’ Shop Your Way Rewards program, or “SYWR program,” which is intended in part to help us transition from serving customers to building relationships with SYWR program members. We believe that the SYWR program will allow us to better meet our customers’ needs. In addition, we view the SYWR program as a means to expand to our customer base and enhance our ability to communicate both digitally and more effectively with our customers.

We also plan to drive customer growth by expanding our marketing initiatives. We believe that we can grow our customer base through targeted advertising in a number of different media, particularly online and email marketing.

We believe that quality customer service contributes to increased store visits and purchases by our customers. We are focused on building long-term relationships with customers by improving their in-store and post-store experiences. We conduct quality control checks with all dealers, franchisees, store managers and sales associates to improve the quality of customer interaction and product knowledge at all levels of our organization. We continue to improve and augment our post-sale engagement with customers through access to delivery and installation services as well as product protection plans.

Diversify Our Supply Chain. Over time, we intend to diversify our network of merchandise suppliers and service providers. Such diversification, particularly with respect to merchandise suppliers, is intended to reduce our reliance on Sears Holdings for our inventory.

Improve Operating Performance. We intend to focus on various initiatives intended to improve our gross margin structures and inventory management. Our inventory procurement operations are focused on developing customized, individualized merchandise assortments based on store demographics, sales history, customer preferences and margin by product division. Our inventory management focuses on continually adjusting clearance markdown cadences to reflect changes in inventory turnover and customer preferences. In addition, we intend to focus on controlling costs across our business lines, particularly selling and administrative expenses.

Expand Our Store Base. We believe that we are positioned to leverage our competitive advantages and grow our Sears Hometown and Hardware and Sears Outlet store bases over the long term. We continue to evaluate expansion opportunities based on market potential. We have identified the expansion of Sears Outlet stores as a priority to drive revenue growth in that business unit and further enhance our market position and purchasing power in the outlet-value home appliance market. We also intend to grow our Sears Hometown and Hardware store base by exploring expansion into major markets for our Home Appliance Showrooms and a wide range of smaller markets for our Hometown Stores.

Continue to Convert our Home Appliance Showrooms and Hardware Stores to a franchise model. We believe we can unlock significant capital as well as leverage the local knowledge and expertise of our franchisees by moving more of our Home Appliance Showrooms and Hardware Stores to the franchise model.

Our Products and Suppliers

Our focus on the preferences of our customers drives our merchandise selection. Our largest revenue-generating category in 2011 was home appliances, representing approximately 60% of net sales. Our goal is to offer our customers a large selection of brands and products within each of our product categories.

In connection with the separation, we have entered into a Merchandising Agreement with Sears, Roebuck and Co. pursuant to which Sears, Roebuck and Co. will (1) obtain for us Sears brand products (including Kenmore, Craftsman and DieHard products) and vendor-branded products from Sears, Roebuck and Co. vendors and suppliers and (2) authorize us, on a non-exclusive basis, to market and sell Kenmore, Craftsman and DieHard products to customers. The initial term of the Merchandising Agreement will expire in          subject to certain early termination rights. Both our Sears Hometown and Hardware and Sears Outlet businesses are expected to rely on the Merchandising Agreement for a significant majority of their inventory. For the year ended January 28, 2012, products which we expect to acquire from Sears Holdings following the separation accounted for approximately 90% of our merchandise and a significant majority of our net sales.

Our Sears Outlet business also relies on manufacturers with which we have existing agreements to supply a significant portion of its inventory. For the year ended January 28, 2012, sales of products obtained pursuant to agreements with home appliance third-party suppliers generated approximately 25% of our Sears Outlet revenue.

We have entered into agreements with Sears Holdings, as well as with third-party service providers, to provide processing and administrative functions over a broad range of areas, and we are likely to continue to do so in the future. After the separation, we expect to continue to rely heavily on the infrastructure of Sears Holdings for a variety of key products and services. Our business plan depends to a significant extent on Sears Holdings’ willingness to continue to supply us with these key products and services.

Our Franchise and Dealer Models

Franchise Model

As of April 28, 2012, 44 of our Home Appliance Showrooms and 41 of our Hardware Stores were operated by independent franchisees. Under our franchise model, the franchisee operates the store and is responsible for its operating costs, including payroll and leasing costs. SHO provides the inventory to the franchisee on a consignment basis, and the franchisee earns a variable commission on sales of merchandise and protection plans. In addition, SHO also provides brand and marketing services to franchisees. We are actively seeking to sell all of our owned Home Appliance Showrooms and Hardware Stores to franchisees, which will permit us to recapture our investment in existing stores by including the invested capital in the purchase price we receive from the franchisee. In certain cases, especially with respect to stores that have been recently sold to a franchisee, SHO remains responsible for leasing costs in the case of a default by a franchisee until the expiration of such lease, at which time our franchisee will be required to negotiate a new lease to which SHO will not be a party.

The franchise relationship is governed by a franchise agreement, which generally has a ten year term, subject to a five year renewal upon certain conditions. The franchise agreement also obligates the franchisee to pay to SHO certain fees, including an initial franchise fee, training fees, transfer fees and successor franchise fees.

Dealer Model

As of April 28, 2012, over 900 of our Hometown Stores were operated by independent authorized dealers who own and operate their stores. The dealer bears responsibility for store operating costs, including all payroll and leasing costs. SHO provides the inventory to the dealer on a consignment basis, and the dealer earns a variable commission on sales of merchandise and protection plans. In addition, Sears Holdings also provides brand and marketing services to dealers.

The dealer relationship is governed by a dealer agreement, which generally has either a three or five-year term (depending on its terms and conditions). In the event that a dealer defaults or fails to renew its dealer agreement, SHO may assume responsibility for the operation of the store on a month-to-month basis until a new dealer is recruited to operate the store.

Distribution and Systems Infrastructure

The majority of our merchandise comes to our stores directly from vendors or distributors through our agreements with Sears Holdings. Occasionally, we also contract with third-party common carriers to deliver our merchandise to certain stores in more remote locations.

Our business relies extensively on computer systems to process transactions, summarize results and manage our business. Given the number of individual transactions we have each year, it is critical that we maintain uninterrupted operation of our computer and communications hardware and software systems. We currently rely on Sears Holdings to provide us with the computer systems and infrastructure that enable our distribution systems. In addition, we also rely on Sears Holdings for warehousing and other logistics services.

In connection with the separation, we have entered into a Services Agreement pursuant to which a subsidiary of Sears Holdings will provide us with a number of services, including logistics and distribution, information technology, and payment clearing and other financial services. The initial term of the Services Agreement will expire in 2017, subject to certain termination rights. We will pay fixed fees and hourly rates for the services for the first three years of the Services Agreement, and will negotiate with a subsidiary of Sears Holdings the fees and rates for subsequent years on an annual, good-faith basis. In addition, we will also pay any taxes payable in connection with the services provided under the Services Agreement. See “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings—Services Agreement.”

Employees

As of April 28, 2012, we had approximately 5,300 employees, approximately 38% of whom were full-time employees. We believe that we have a good working relationship with our employees and we have never experienced a material interruption of business as a result of labor disputes. None of our dealers or franchisees, nor any of their employees, are employees of SHO.

Real Property

Under our dealer and franchise model, as of April 28, 2012, 952 of our Sears Hometown and Hardware locations are leased to their dealers and franchisees, who remain liable for real estate and leasing costs. We own six and lease 158 of our Company-operated or franchised stores in our Sears Hometown and Hardware business.

As of April 28, 2012, we own four and lease 118 of our Sears Outlet locations.

In connection with the separation, Sears Holdings (or one of its subsidiaries) will assign or sublease to us their interests in the leases for all of our stores where the lease for such store permits assignment or subletting of the lease or where Sears Holdings is able to obtain landlord consent to such assignment or sublease. However, a number of the leases for our stores do not permit assignment or subletting or may require landlord consent which may be withheld. We currently expect the terms of any such subleases to match the terms, including the payment of rent and expiration date, of the existing lease between Sears Holdings (or one of its subsidiaries) and the landlord. As of             , 2012, we have been unable to obtain landlord consent to the assignment or sublease of     % of our leased Sears Hometown and Hardware locations and     % of our leased Sears Outlet locations. If we are unable to obtain landlord consent for the assignment or sublease of such stores we may be unable to operate stores in such locations; however, we do not believe that the failure to obtain such consent and the loss of such stores will have a material effect on our results of operations.

In addition, a small number of our stores are in locations where Sears Holdings currently operates one of its stores. In such cases we will enter into a lease or sublease with Sears Holdings (or one of its subsidiaries) for the portion of the space in which our store will operate and pay rent directly to Sears Holdings on the terms negotiated in connection with the separation. We also expect to lease office space for our corporate headquarters from Sears Holdings. We believe that our facilities are well maintained and are sufficient to meet our current and projected needs. We review all leases set to expire in the short-term to determine the appropriate action to take with respect to them, including moving or closing stores, entering into new leases or purchasing property.

Intellectual Property

In connection with the separation, we have entered into Store License Agreements with Sears, Roebuck and Co., or “SRC,” pursuant to which SRC will grant us, on a royalty-free basis, (1) an exclusive, non-transferable and terminable license to operate, and to authorize others to operate, retail stores using the “Sears Authorized Hometown Store,” “Sears Home Appliance Showroom” and “Sears Hardware Store” store names, (2) a non-exclusive, non-transferable and terminable license to use certain other trademarks to market and sell products sold under those trademarks and (3) an exclusive, non-transferable and terminable license to use certain domain names. These agreements do not include licenses for the Kenmore, Craftsman or DieHard trademarks. These agreements will expire in         .

We have also entered into a KCD License Agreement, or “KCD Agreement” with Sears Brands Management Corporation, or “SBMC,” pursuant to which SBMC will grant us a royalty bearing, revocable,

non-transferable, non-sub-licensable, non-exclusive, limited right and license to use the Kenmore, Craftsman and DieHard trademarks, or the “licensed trademarks,” in connection with the manufacture, distribution, marketing and sale of Kenmore, Craftsman and DieHard products, collectively the “licensed products,” in categories specified in the KCD Agreement or as agreed to by SBMC. The initial term of the KCD Agreement will expire in         . We will pay to SBMC, on a quarterly basis, a royalty determined by multiplying our net sales of the licensed products by specified fixed royalties rates for each brand’s licensed products.

For more information regarding the agreements between us and Sears Holdings, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

Legal Proceedings

As of the date hereof, we are not party to any litigation which we consider material to our operations.

Notwithstanding the above, we are from time to time subject to various legal claims, including those alleging wage and hour violations, employment discrimination, unlawful employment practices, Americans with Disabilities Act claims, product liability claims as a result of the sale of certain products, as well as various legal and governmental proceedings. Litigation is inherently unpredictable and any proceedings, claims or regulatory actions against us, whether meritorious or not, may be time consuming, result in significant legal expenses, require significant amounts of management time, result in the diversion of significant operational resources, require changes in our methods of doing business that could be costly to implement, reduce our net sales, increase our expenses, require us to make substantial payments to settle claims or satisfy judgments, require us to cease conducting certain operations or offering certain products in certain areas or generally, and otherwise harm our business, results of operations, financial condition and cash flows, perhaps materially.

Seasonality

While the retail business is generally seasonal in nature, our businesses have historically generated revenues on a consistent basis during each period of our fiscal year. For product line revenues of our segments, see Note 8 to our Combined Financial Statements included herein.

History and Relationship with Sears Holdings

Our Sears Hometown and Hardware and Sears Outlet businesses have operated as part of Sears Holdings’ specialty stores business since their inception. Prior to the rights offering we will operate as businesses within Sears Holdings, but following the closing of this offering (1) we will be a publicly traded company independent from Sears Holdings and (2) Sears Holdings will not retain any ownership interest in us except to the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege.

In connection with the separation, we have entered into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with services following the separation and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain merchandise for us. Although these agreements have been executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. Accordingly, the terms of these agreements may be more or less favorable than those we could have negotiated with unaffiliated third parties. For more information regarding the agreements between us and Sears Holdings, see “Certain Relationships and Related Party Transactions—Agreements with Sears Holdings.”

Corporate Information

Our principal executive offices will be located at 3333 Beverly Road, Hoffman Estates, Illinois 60179 and our telephone number is (847) 286-2500. Our website address is                         .

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our sole executive officer and director as of the date hereof. Prior to the effectiveness of the Registration Statement of which this prospectus forms a part, we will disclose the directors who will serve on our board following the separation as well as the executive officers and other members of our management team. The individuals who will be our executive officers following the separation may or may not currently be employees of Sears Holdings or its subsidiaries. After the separation from Sears Holdings, none of our executive officers will be employees of Sears Holdings. We expect that as of the date of the separation, Mr. Riecker will no longer be a director, executive officer or employee of SHO.

Name	Age	Position
Robert A. Riecker	47	Interim Financial Officer and Director

Mr. Riecker was named Interim Financial Officer of SHO on April 27, 2012. Mr. Riecker has served as Vice President, Controller and Chief Accounting Officer of Sears Holdings since January 2012. He joined Sears Holdings as Assistant Controller in October 2005 and served as Vice President and Assistant Controller from May 2007 to October 2011. From October 2011 until his election as Vice President, Controller and Chief Accounting Officer, he served as Sears Holdings’ Vice President, Internal Audit.

Board Structure

Our board of directors currently consists of one director. After our separation from Sears Holdings, our board of directors will be expanded to include additional directors. In addition, we expect that as of the date of the separation, Mr. Riecker will no longer be a director of SHO.

For purposes of the NASDAQ Marketplace rules, we expect to be a “controlled company.” Accordingly, we expect to be eligible for certain exemptions from corporate governance requirements provided in the NASDAQ Marketplace rules. Specifically, as a controlled company, we would not be required to have (1) a majority of independent directors, (2) a Nominating Committee composed entirely of independent directors or (3) a Compensation Committee composed entirely of independent directors. However, as of the date hereof, we have not yet determined whether to rely on such exemptions.

All of our directors will stand for election at each annual meeting of our stockholders.

Committees of the Board of Directors

We expect that, immediately following the rights offering, the standing committees of our board of directors will consist of an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

The duties and responsibilities of the audit committee will be set forth in its charter available on our website, and will include the following:

•	to oversee the quality and integrity of our financial statements and our accounting and financial reporting processes;

•	to prepare the audit committee report required by the SEC in our annual proxy statements;

•	to review and discuss with management and the independent registered public accounting firm our annual and quarterly financial statements;

•	to review and discuss with management and the independent registered public accounting firm our earnings press releases;

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to appoint, compensate and oversee our independent registered public accounting firm, and pre-approve all auditing services and non-audit services to be provided to us by our independent registered public accounting firm;

•	to review the qualifications, performance and independence of our independent registered public accounting firm; and

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to establish procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters.

At the time of listing on the NASDAQ Capital Market, at least one member of the audit committee will be “independent,” as defined under and required by the rules and regulations of the SEC and the NASDAQ Capital Market, including Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the “Exchange Act,” and we expect that at least one member will be an “audit committee financial expert” as defined under and required by the rules and regulations of the SEC and the NASDAQ Capital Market. A majority of the members of the committee will be “independent” within 90 days of listing on the NASDAQ Capital Market and all members will be independent within one year of listing on the NASDAQ Capital Market.

Our board of directors will adopt a written charter for the audit committee effective as of the date of our separation from Sears Holdings which will be available on our website.

Nominating and Corporate Governance Committee

The duties and responsibilities of the nominating and corporate governance committee will be set forth in its charter available on our website, and will include the following:

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to recommend to our board of directors proposed nominees for election to the board of directors by the stockholders at annual meetings, including an annual review as to the renominations of incumbents and proposed nominees for election by the board of directors to fill vacancies that occur between stockholder meetings;

•	to make recommendations to the board of directors regarding corporate governance matters and practices; and

•	to recommend members for each committee of the board of directors.

Compensation Committee

The duties and responsibilities of the compensation committee will be set forth in its charter available on our website, and will include the following:

•	to determine, or recommend for determination by our board of directors, the compensation of our chief executive officer and other executive officers;

•	to establish, review and consider employee compensation policies and procedures;

•	to review and approve, or recommend to our board of directors for approval, any employment contracts or similar arrangement between the company and any executive officer of the company;

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to review and discuss with management SHO’s compensation policies and practices and management’s assessment of whether any risks arising from such policies and practices are reasonably likely to have a material adverse effect on SHO; and

•	to review, monitor, and make recommendations concerning incentive compensation plans, including the use of stock options and other equity-based plans.

Compensation Committee Interlocks and Insider Participation

No member of our compensation committee will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. Additional information concerning transactions between us and entities affiliated with members of the compensation committee is included in this prospectus under the heading “Certain Relationships and Related Party Transactions.”

Code of Ethics

Our board of directors will adopt a code of ethics applicable to our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer and other senior officers effective as of the time of our listing on the NASDAQ Capital Market, in accordance with applicable rules and regulations of the SEC and the NASDAQ Capital Market. Our code of ethics will be available on our website as of the time of our listing on the NASDAQ Capital Market.

Corporate Governance Guidelines

Our board of directors will adopt a set of corporate governance guidelines that sets forth our policies and procedures relating to corporate governance effective as of the completion of the rights offering. Our corporate governance guidelines will be available on our website as of the time of our listing on the NASDAQ Capital Market.

Policy and Procedures Governing Related Party Transactions

Following the completion of the rights offering, we expect that our board of directors will adopt policies and procedures for the review, approval or ratification of transactions with related parties. We do not currently have such a policy in place.

COMPENSATION OF DIRECTORS

Mr. Riecker has not received, and will not receive, any compensation for his service on our board of directors prior to the completion of the rights offering and the separation.

After the completion of the rights offering and the separation, the policy of our board of directors will be to compensate certain non-employee directors with cash compensation. Director compensation will be reviewed by the board of directors annually and from time to time to ensure that compensation levels are fair and appropriate, with any changes generally becoming effective commencing after the annual meeting of stockholders. All directors will be entitled to reimbursement by SHO for reasonable travel to and from meetings of the board of directors, and reasonable food and lodging expenses incurred in connection therewith.

After the completion of the rights offering and the separation, certain non-employee directors will be compensated according to our Director Compensation Policy in the following manner:

Cash Compensation (1)
Annual Retainer:
Board Member	$
Audit Committee Chair (additional)
Compensation Committee Chair (additional)
Nominating and Corporate Governance Committee Chair (additional)

(1)	Assumes service for a full year; directors who serve for less than the full year are entitled to receive a pro-rated portion of the applicable payment. Each “year,” for purposes of the Director Compensation Policy, begins on the date of our annual meeting of stockholders.

EXECUTIVE COMPENSATION

Mr. Riecker has not received, and will not receive, any compensation for his service as an executive officer prior to the completion of the rights offering and the separation. Prior to the effectiveness of the Registration Statement of which this prospectus forms a part, we will disclose, in accordance with the rules and regulations of the Securities and Exchange Commission, the compensation of those executive officers who we expect to serve as our executive officers following the separation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Prior to the rights offering, 100% of our common stock was owned by Sears Holdings.

The following table sets forth the beneficial ownership of our common stock as of February 10, 2012 as it would be after the completion of the rights offering, assuming that the subscription rights are exercised in full by all stockholders of Sears Holdings as of the record date, by:

•	each person who we know beneficially owns more than 5% of Sears Holdings common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Unless otherwise indicated, the address for each beneficial owner who is also a director or executive officer is c/o Sears Hometown and Outlet Stores, Inc., 3333 Beverly Road, Hoffman Estates, Illinois 60179. See “Management” for a discussion regarding our directors and executive officers.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As indicated below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable within 60 days of the determination date are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

	Shares of Our Common Stock Beneficially Owned After The Rights Offering (1)
Name of Beneficial Owner	Number of Shares		Percentage of Class
5% Stockholders:
ESL Investments, Inc. and related entities, as a group (2)		(3)	61.8%
Fairholme Capital Management, L.L.C. (4)		(5)	15.1%
Directors and Executive Officers:
Robert A. Riecker	—		—
Directors and Executive Officers as a group (1 person)	—		—

(1)	Assumes that the subscription rights are exercised in full by all stockholders of Sears Holdings.
(2)	The group consists of ESL Investments, Inc., a Delaware corporation; Edward S. Lampert; ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”); CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”); ESL Partners, L.P., a Delaware limited partnership (“Partners”); ESL Investors L.L.C., a Delaware limited liability company (“Investors”). Mr. Lampert is the sole stockholder, chief executive officer and director of ESL Investments, Inc. ESL Investments, Inc. is the general partner of RBS Partners, L.P, a Delaware limited partnership (“RBS”), the sole member of CRK LLC and the manager of RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”). RBS is the general partner of Partners and the managing member of Investors. RBSIM is the general partner of Institutional. The address for ESL Investments, Inc. and the related entities is 1170 Kane Concourse, Suite 200, Bay Harbour, Florida 33154.
(3)

Beneficial ownership is based on a Schedule 13D/A filed by ESL on June 6, 2012 reporting the beneficial ownership of its shares of common stock outstanding as of June 1, 2012. ESL disclosed beneficial ownership as to 65,744,084 shares of Sears Holdings; ESL Investments, Inc. disclosed sole voting power and sole dispositive power as to 42,996,631 shares of Sears Holdings and shared dispositive power as to 22,747,453 shares of Sears Holdings; Edward S. Lampert disclosed sole voting power as to 65,744,084 shares of Sears Holdings, sole dispositive power as to 42,996,631 shares of Sears Holdings and shared dispositive power as to 22,747,453 shares of Sears Holdings; CRK LLC disclosed sole voting power and sole dispositive power as to 747 shares of Sears Holdings; RBS disclosed sole voting power and sole dispositive power as to 42,985,654 shares of Sears Holdings and shared dispositive power as to 22,747,453 shares of Sears Holdings; Partners disclosed sole voting power and sole dispositive power as to 38,107,718 shares of Sears Holdings and shared dispositive power as to 22,747,453 shares of Sears Holdings; RBSIM disclosed sole voting power and sole dispositive power as to 10,230 shares of Sears Holdings; Institutional disclosed sole voting power and sole dispositive power as to 10,230 shares of Sears Holdings; and Investors disclosed sole voting power and sole dispositive power as to 4,877,936 shares of Sears Holdings.
(4)	Beneficial ownership is based on a Schedule 13G/A filed by Fairholme Capital Management, L.L.C. on February 14, 2012 reporting its beneficial ownership in Sears Holdings as of December 31, 2011. The address for Fairholme Capital Management, L.L.C. is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.
(5)	The shares of common stock are owned, in the aggregate, by Bruce R. Berkowitz and various investment vehicles managed by Fairholme Capital Management, L.L.C. (“FCM”), of which 14,212,673 shares of Sears Holdings are owned by The Fairholme Fund and 387,800 shares of Sears Holdings are owned by The Fairholme Allocation Fund, each a series of Fairholme Funds, Inc. FCM disclosed shared voting power as to 15,359,773 shares of Sears Holdings and shared dispositive power as to 16,108,492 shares of Sears Holdings. Fairholme Funds, Inc. disclosed shared voting power and shared dispositive power as to 14,600,473 shares of Sears Holdings. Because Mr. Bruce R. Berkowitz, in his capacity as the Managing Member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all of the shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Separation Agreement

In connection with the separation, we entered into a Separation Agreement with Sears Holdings on                     , 2012, regarding post-separation matters, including existing and future litigation, employee benefit matters and other arrangements to be effected upon our separation from Sears Holdings. Although the Separation Agreement has been executed prior to the distribution of the subscription rights, the effectiveness of the Separation Agreement is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings.

Agreements with Sears Holdings

Following the separation, SHO and Sears Holdings will operate independently of each other, and neither will have any ownership interest in the other, except that Sears Holdings will have an ownership interest in us to the extent that the subscription rights are not exercised in full and that shares are not purchased through the exercise of basic subscription rights that are not purchased pursuant to the over-subscription privilege. In order to govern relationships between SHO and Sears Holdings after the separation and to provide mechanisms for an orderly transition, Sears Hometown and Outlet Stores, Inc. and its applicable subsidiaries (referred to collectively in this “Certain Relationships and Related Party Transactions” section as “SHO”, “we” or “us”) and Sears Holdings Corporation and its subsidiaries (referred to collectively in this “Certain Relationships and Related Party Transactions” section as “Sears Holdings”) have entered into agreements pursuant to which Sears Holdings will provide us with specified services and rights following the separation. Although these agreements with Sears Holdings generally do not provide specific total dollar amounts to be paid that are practicable to quantify or estimate for the lives of the agreements, we believe that all of the agreements collectively describe the relationship between the Company and Sears Holdings upon which we expect to rely significantly in order to continue our operations as described herein and to obtain and sell merchandise following the separation. Following the separation, if we are unable to maintain our relationship with Sears Holdings or to obtain the products and services to be provided by Sears Holdings or its subsidiaries pursuant to these agreements, our business could be materially and adversely affected and as a result we may not be able to operate our business as described herein. See “Risk Factors—Risks Relating to Our Separation from, and Continued Dependence on, Sears Holdings.”

Although these agreements have been executed prior to the distribution of the subscription rights, the effectiveness of the agreements is conditioned upon the consummation of the rights offering and the completion of the separation of the Company from Sears Holdings.

The following is a summary of the terms of the material agreements we have entered into or expect to enter into with Sears Holdings.

Store License Agreements

In connection with the separation, we entered into Store License Agreements with Sears, Roebuck and Co., or “SRC,” on                     , 2012, pursuant to which SRC will grant us (1) an exclusive, non-transferable and terminable license to operate, and to authorize others to operate, retail stores using the “Sears Authorized Hometown Store,” “Sears Home Appliance Showroom” and “Sears Hardware Store” store names, (2) a non-exclusive, non-transferable and terminable license to use certain other trademarks to market and sell products sold under those trademarks, and (3) an exclusive, non-transferable and terminable license to use certain domain names. These agreements do not include licenses for the Kenmore, Craftsman or DieHard trademarks.

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Term and Termination: The initial terms of the Store License Agreements will expire in             . The Store License Agreements may be terminated (1) immediately by SRC if we default on certain specified obligations, including our obligations regarding site selection and our ability to pay debts as they mature, (2) with respect to all other defaults, by either party for cause if the defaulting party fails to cure upon 60 days notice, or (3) by SRC upon a change of control whereby a majority of our voting power, or a majority of the voting power of any of our subsidiaries, is acquired by specified competitors of Sears Holdings.

•	Fees: The license grants referred to above are royalty-free.

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Indemnification: We are required to defend and indemnify SRC for all liability arising from the death of or injury to any person, damage to any property, or loss suffered by a third party related to the (1) operation of the stores, (2) acts or omissions by us or our employees, directors, officers or affiliates in connection with the agreements, (3) infringement of any intellectual property, (4) failure of any Sears brand products or the stores to comply with any laws or (5) our use of any Sears Holdings’ trademark other than in accordance with the agreements. SRC is required to defend and indemnify us for all liability arising from the death of or injury to any person, damage to any property or loss suffered by a third party related to (i) claims that our use of Sears trademarks constitutes copyright infringement, (ii) claims as to the lack of validity or enforceability of the registrations or ownership rights of the licensed trademarks or (iii) any lack of enforceability or validity of the agreements caused by SRC.

KCD License Agreement

In connection with the separation, we entered into a KCD License Agreement, or “KCD Agreement” with Sears Brands Management Corporation, or “SBMC,” on                     , 2012, pursuant to which SBMC will grant us a royalty bearing, revocable, non-transferable, non-sub-licensable, non-exclusive, limited right and license to use the Kenmore, Craftsman and DieHard trademarks, or the “licensed trademarks,” in connection with the manufacture, distribution, marketing and sale of Kenmore, Craftsman and DieHard products, collectively the “licensed products,” in categories specified in the KCD Agreement or as agreed to by SBMC.

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Term and Termination: The initial term of the KCD Agreement will expire in             . SBMC may terminate the KCD Agreement at any time for cause, including upon a change of control whereby a majority of our voting power, or a majority of the voting power of any of our subsidiaries, is acquired by specified competitors of SBMC. Although we have no right to terminate the KCD Agreement (except if SBMC fails to comply with its obligations under the agreement), we have no obligation to exercise the license and no minimum royalty obligation.

•	Royalties: We will pay to SBMC, on a quarterly basis, a royalty determined by multiplying our net sales of the licensed products by specified fixed royalties rates for each brand’s licensed products.

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Indemnification: We are required to defend and indemnify SBMC against third-party claims arising from (1) our marketing and sale of the licensed products, (2) our improper use of the licensed trademarks, (3) any lack of validity of the KCD Agreement caused by us or (4) any breach of any provision of the KCD Agreement by us. SBMC is required to defend and indemnify us against third-party claims arising from (i) our use of the licensed trademarks in accordance with the KCD Agreement, (ii) lack of validity of the licensed trademarks, and (iii) lack of validity of the KCD Agreement caused by SBMC.

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Pricing: We will set the retail prices of the licensed products that we sell in our sole discretion. We cannot sell the licensed products (1) at a price below SHO’s cost, except with respect to floor samples, discontinued merchandise or with SBMC’s consent (which it may not unreasonably withhold) or (2) in any other way that could damage any of the licensed trademarks or the reputation of SBMC or its affiliates.

Merchandising Agreement

In connection with the separation, we entered into a Merchandising Agreement with SRC on                     , 2012, pursuant to which SRC will (1) obtain for us Sears brand products (including Kenmore, Craftsman and DieHard products) and vendor-branded products from SRC vendors and suppliers and (2) authorize us, on a non-exclusive basis, to market and sell Kenmore, Craftsman and DieHard products to customers.

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Term and Termination: The initial term of the agreement will expire in             . The Merchandising Agreement may be terminated (1) by either party for cause upon a breach of the agreement if the breaching party fails to cure upon 30 days notice, or (2) immediately by SRC if we (w) attempt to assign the agreement without SRC’s consent, (x) engage in illegal, unfair or unethical business practices or conduct, (y) are unable to pay our debts or enter into bankruptcy or (z) undergo a change of control whereby a majority of our voting power, or a majority of the voting power of any of our subsidiaries, is acquired by specified competitors of SRC.

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Fees: SRC will invoice us for all products that SRC obtains for us. In addition, SRC will provide us with the proportionate share of all vendor-provided subsidies that SRC receives with respect to the products obtained for us, except to the extent SRC’s vendors do not permit the pass-through of such subsidies.

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Indemnification: We are required to defend and indemnify SRC against third-party claims related to (1) our use of any Sears Holdings trademark other than in accordance with the agreement, (2) any claim that we do not have a right to sell a given product, (3) the sale, display, assembly, service, repair or installation of a given product or (4) any other act or omission by us, our affiliates, dealers and franchisees. SRC is required to defend and indemnify us against third-party claims related to the violation of any intellectual property rights of third parties caused solely by SRC.

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Other Provisions: SRC will also provide each of our stores with a reasonable supply of marketing and promotional materials, including electronic marketing support. In the event that customers seek to return Sears-branded products to our stores, the agreement requires us to honor any warranties provided by SRC for such products.

Services Agreement

In connection with the separation, we entered into a Services Agreement, or “Services Agreement,” with Sears Holdings Management Corporation, or “SHMC,” on                     , 2012, pursuant to which SHMC will provide us with certain tax, accounting, procurement, risk management and insurance, advertising and marketing (including online services), loss prevention, environmental, product and human safety, facilities, logistics and distribution, information technology, payment clearing and other financial, real estate management, merchandise-related, and other support services.

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Term and Termination: The initial term of the Services Agreement will expire in 2017, subject to one five-year renewal term if neither party notifies the other of its intention not to renew. The agreement may be terminated (1) by either party for cause upon a default (including failure to make payments when due and breach of the agreement) if the defaulting party fails to cure upon 30 days notice, (2) by us for convenience upon 60 days notice, if we are terminating the agreement in its entirety, (3) by SHMC for cause upon a change of control whereby a majority of our voting power, or a majority of the voting power of any of our subsidiaries, is acquired by specified competitors of Sears Holdings or its affiliates, or (4) by SHMC if the parties fail to execute an amendment regarding the fees payable for any year (after the first three years of the term) upon 60 days notice, if SHMC is terminating the agreement in its entirety. We may also terminate any individual service upon 60 days notice to SHMC.

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Termination of Individual Services by SHMC: SHMC may terminate an individual service upon 90 days notice if (1) SHMC is unable to provide the Service, (2) SHMC does not provide a similar service to anyone else on terms that are comparable to the terms of the Services Agreement and (3) SHMC is unable to retain an unaffiliated service provider to provide the service on terms that are comparable to the terms of the Services Agreement. SHMC may also terminate an individual service if (i) an unaffiliated service provider of SHMC that provides a service is unwilling or unable to allow us to use such service under the existing (or comparable) terms and (ii) SHMC is unable to retain a replacement service provider to provide the service on terms that are comparable to the terms of the Services Agreement.

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Fees: We will pay fixed fees and hourly rates for the services for the first three years of the Services Agreement. We will also negotiate with SHMC the fees and rates for subsequent years on an annual, good-faith basis. In addition, we will pay to SHMC any taxes payable in connection with the services provided under the Services Agreement, including sales, use, excise, value-added, business, service, goods and services, consumption, withholding, and other similar taxes or duties.

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Indemnification: We are required to defend and indemnify SHMC against third-party claims, except to the extent such claims are found to be caused by SHMC’s (1) breach of the Services Agreement or (2) negligence or willful misconduct in the performance of the Services Agreement. SHMC is required to defend and indemnify us against third-party claims that relate to (i) bodily injury or death of any person or damage to real and/or tangible personal property directly caused by the negligence or willful misconduct of SHMC and (ii) the infringement of any copyright or trade secret misappropriation by an SHMC asset used to perform the services. However, SHMC will not indemnify us to the extent indemnification claims are found to be caused by our (a) breach of the Services Agreement, (b) negligence or willful misconduct in the performance of the Services Agreement or (c) use, misuse or distribution of SHMC’s assets except as provided for in the Services Agreement.

•	We will agree not to sue SHMC’s associates individually, absent fraud or other intentional misconduct, with respect to the services provided in accordance with the Services Agreement.

Retail Establishment Agreement

In connection with the separation, we entered into a Retail Establishment Agreement, or “SYWR Agreement,” with SHMC on                     , 2012, pursuant to which SHMC will authorize us to participate in the SYWR program. Under the SYWR Agreement, SHMC will issue rewards points to all of its members when they purchase merchandise and services from our stores and, for each qualifying purchase, we will pay SYWR a fee equal to an agreed percentage of the qualifying purchase for base points issued and for bonus points issued, if any. In addition, SHMC will (1) authorize us to redeem points for SYWR program members as part or all of the purchase prices paid by SYWR program members when they make qualifying purchases from our stores and (2) reimburse us for the dollar value of the points redeemed.

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Term and Termination: The SYWR Agreement will expire in 2022, but may be terminated (1) by either party for cause upon a default, (2) by SHMC upon a change in control whereby a majority of our voting power, or a majority of the voting power of any our subsidiaries, is acquired by specified competitors), (3) if the defaulting party fails to cure upon 30 days notice or (4) after the fifth anniversary of the effective date, by either party for convenience upon 180 days notice to the other party.

•	Fees: The SYWR Agreement specifies the fees that we will pay to SHMC for each SYWR program-eligible purchase made by a SYWR program member at our stores.

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Indemnification: We are required to defend and indemnify SHMC against third-party claims arising or relating to, among other things, our (1) negligence, recklessness or willful misconduct relating to the SYWR program, (2) breach of the SYWR Agreement, (3) fraud, (4) non-compliance with applicable law or (5) infringement of intellectual property. SHMC is required to defend and indemnify us against third-party claims relating to, among other things, SHMC’s (i) negligence, recklessness or willful misconduct relating to the SYWR program, (ii) breach of the SYWR Agreement, (iii) fraud or (iv) infringement of intellectual property.

Tax Sharing Agreement

In connection with the separation, entered into a Tax Sharing Agreement with Sears Holdings on                     , 2012, regarding the sharing of federal, state and local tax liabilities, the preparation and filing of tax returns for such taxes and disputes with taxing authorities regarding such taxes. Under the terms of the Tax Sharing Agreement, Sears Holdings generally will be responsible for all pre-separation taxes that relate to our business, and we generally will be responsible for all post-separation taxes that relate to our business.

Non-Competition and Exclusivity Arrangements Between Sears Holdings and SHO

Following the separation, the terms of the Store License Agreements, the KCD License Agreement, the Services Agreement and the Merchandising Agreement will govern the non-competition and exclusively arrangements between Sears Holdings and SHO. Generally, the Supply Agreement and the KCD License Agreement will provide that SHO can only sell Kenmore, Craftsman and DieHard-branded products and use those brands (1) only at SHO stores and websites that were licensed to use, and used, “Sears” in their trade names and (2) so long as a majority of the voting interests of SHO and its subsidiaries were not owned by specified competitors.

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Sears Hometown and Hardware: New Sears Hometown and Hardware stores will be permitted without restriction in all Micropolitan Statistical Areas, or “MicroSAs,” as defined by the U.S. Office of Management and Budget, or “OMB,” (i.e., defined areas of less than 50,000 residents). In those MicroSAs, Sears Holdings will not be permitted, directly or indirectly, to open (1) any new stores branded with the “Sears” name or (2) any new stores that are substantially similar in format to current Sears Hometown and Hardware stores. New Sears Hometown and Hardware stores will be permitted in Metropolitan Statistical Areas, or “MSAs,” as defined by the OMB (i.e., defined areas of greater than 50,000 residents), but only if (1) such stores are located at least eight miles away from existing stores operated by Sears Holdings or its subsidiaries, or “Sears stores,” or (2) for stores located between five and eight miles from existing Sears stores, SHO will pay to Sears Holdings a specified percentage of the new stores’ annual business operating profit for the first five years such stores are open for business. In addition, new Sears stores will be permitted without restriction in all MSAs but only if the stores were not substantially similar in format to Sears Hometown and Hardware stores.

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Sears Outlet: New Sears Outlet stores will be permitted in all MicroSAs and MSAs. Sears Holdings will not be able, directly or indirectly, to open any new Sears stores, or stores that are substantially similar in format to Sears Outlet stores, in any MicroSA. New Sears stores will be permitted without restriction in all MSAs, but only to the extent such new Sears stores are not substantially similar in format to Sears Outlet stores. The Merchandising Agreement will also establish an exclusive relationship, subject to certain conditions, until              between Sears Holdings and SHO with respect to the sale and purchase of distressed and refurbished merchandise and marked-out-of-stock apparel. In addition, Sears Holdings will give Sears Outlet stores a right of first offer on all of Sears Holdings’ (1) discontinued or obsolete home appliances, consumer electronics, lawn and garden equipment, mattresses, sporting goods and tools, or “merchandise,” (2) overstock merchandise and home goods and furniture that are new and still in original packaging, (3) distressed, refurbished, discontinued or obsolete home goods and furniture and (4) marked out-of-stock footwear.

Real Property Transactions

In connection with the separation, Sears Holdings will assign or sublease to us the leases for all of our stores where the lease for such store permits assignment or subletting of the lease or where Sears Holdings is able to obtain landlord consent to such assignment or sublease. However, a number of the leases for our stores do not permit assignment or subletting or may require landlord consent which may be withheld. We currently expect the terms of any such subleases to match the terms, including the payment of rent and expiration date, of the existing lease between Sears Holdings (or one of its subsidiaries) and the landlord.

In addition, a small number of our stores are in locations where Sears Holdings currently operates one of its stores. In such cases we will enter into a lease or sublease with Sears Holdings (or one of its subsidiaries) for the portion of the space in which our store will operate and pay rent directly to Sears Holdings on the terms negotiated in connection with the separation. We also expect to lease office space for our corporate headquarters from Sears Holdings.

Reorganization of SHO Prior to the Separation

SHO, which was formed as a Delaware corporation on April 23, 2012, is a wholly owned subsidiary of Sears Holdings. As of the date of this prospectus, Sears Holdings operates our business through subsidiaries, including Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, L.L.C., and Sears Home Appliance Showrooms, LLC, each of which is a wholly owned subsidiary of SRC.

Prior to completion of the rights offering and as part of the separation, the following transactions will occur:

•	One or more subsidiaries of Sears Holdings, including SRC, will transfer certain assets historically used in our businesses to Sears Authorized Hometown Stores, LLC and to Sears Outlet Stores, L.L.C.;

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Following these transfers, SRC will make a distribution to Sears Holdings consisting of the outstanding equity interests of Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, L.L.C., and Sears Home Appliance Showrooms, LLC; and

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Following this distribution, Sears Holdings will transfer the outstanding equity interests of Sears Authorized Hometown Stores, LLC, Sears Outlet Stores, L.L.C., and Sears Home Appliance Showrooms, LLC to SHO.

When the foregoing transactions and the rights offering have been completed, SHO, as an independent company, will operate substantially all of its business through its wholly owned operating subsidiaries. In addition, prior to the separation, we will effect a              for one stock split of our common stock.

DESCRIPTION OF OUR CAPITAL STOCK

General

The following is a summary of information concerning our capital stock. For a complete legal description of our capital stock and related matters, please refer to our Certificate of Incorporation and Bylaws, both of which will be effective immediately prior to our separation from Sears Holdings. The forms of these documents will be included as exhibits to our Registration Statement, of which this prospectus is a part.

Distributions of Securities

Currently and at all times prior to the separation, Sears Holdings will own 100% of our common stock, which has not been registered under the Securities Act. In the past three years, SHO has not sold any securities, including sales of reacquired securities, new issues, securities issued in exchange for property, services, or other securities, and new securities resulting from the modification of outstanding securities, that were not registered under the Securities Act or issued pursuant to an exemption from registration under the Securities Act. Prior to the separation we will effect a              for one stock split of our common stock.

Authorized Capital Stock

Immediately following the rights offering, our authorized capital stock will consist of              shares of common stock, par value $0.01 per share.

Common Stock

Holders of common stock will be entitled:

•	to cast one vote for each share held of record on all matters submitted to a vote of the stockholders;

•	to receive, on a pro rata basis, dividends and distributions, if any, that the board of directors may declare out of legally available funds; and

•	upon our liquidation, dissolution or winding up, to share equally and ratably in any assets remaining after the payment of all debt and other liabilities.

Any dividends declared on the common stock will not be cumulative.

The holders of our common stock will not have any preemptive, cumulative voting, subscription, conversion, redemption or sinking fund rights. The common stock will not be subject to future calls or assessments by us.

Before the date of this prospectus, there has been no public market for our common stock.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and Bylaws

Certificate of Incorporation and Bylaws

Certain provisions in our proposed Certificate of Incorporation and Bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control.

Requirements for Advance Notification of Stockholder Nomination and Proposals. Under our proposed Bylaws, stockholders of record will be able to nominate persons for election to our board of directors or, at annual meetings, bring other business constituting a proper matter for stockholder action only by providing proper notice to our secretary. Proper notice must be generally received not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year (or, in some cases, including in the case of a special meeting, prior to the tenth day following announcement of the meeting), and must include, among other information, the name and address of the stockholder giving the notice, certain information relating to each person whom such stockholder proposes to nominate for election as a director and a brief description of any business such stockholder proposes to bring before the meeting and the reason for bringing such proposal. Nothing in the proposed Bylaws will be deemed to affect any rights of stockholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act.

Vacancies and Removal of Directors. Under our proposed Certificate of Incorporation, a director may resign or be removed with or without cause, by the affirmative vote of the holders of not less than a majority of the shares of our common stock then outstanding and entitled to vote, without the necessity for concurrence by the directors. Vacancies in our board of directors may be filled only by our board of directors. Any director elected to fill a vacancy will hold office until such director’s successor shall have been duly elected by a majority of the stockholders at a meeting called for such purpose.

Special Stockholder Meetings. Under our proposed Bylaws, special meetings of stockholders of SHO may be called at any time by the board of directors acting pursuant to a board resolution or a written instrument signed by a majority of the directors. In addition, under our proposed Bylaws, special meetings of stockholders of SHO may be called upon the written request of one or more record holders of shares of our common stock representing not less than 20%, in the aggregate, of the total number of shares of our outstanding common stock.

Action by Written Consent. Under our proposed Bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken by written consent of stockholders representing the minimum number of votes that would be necessary to take such action at a meeting of stockholders.

Delaware Takeover Statute

The Delaware General Corporation Law, or the “DGCL,” contains a business combination statute that protects domestic corporations from hostile takeovers and from actions following such a takeover, by prohibiting some transactions once an acquiror has gained a significant holding in the corporation. This statute generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an entity or person who beneficially owns 15% or more of a corporation’s voting stock, or an “interested shareholder,” within three years after the person or entity becomes an interested shareholder, unless:

•

the board of directors of the target corporation has approved, before the acquisition date, either the business combination or the transaction that resulted in the person becoming an interested shareholder;

•

upon consummation of the transaction that resulted in the person becoming an interested shareholder, the person owns at least 85% of the corporation’s voting stock (excluding for purposes of determining the voting stock outstanding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or

•

after the person or entity becomes an interested shareholder, the business combination is approved by the board of directors and authorized by the vote of the holders of shares representing at least two-thirds of the outstanding voting power not owned by the interested shareholder.

We have opted out of Section 203 of the DGCL, which contains these restrictions on business combinations, in our Certificate of Incorporation that will take effect immediately prior to our separation from Sears Holdings.

Indemnification and Limitation of Liability of Directors and Officers

Delaware General Corporate Law

Pursuant to the DGCL, a corporation may indemnify any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or serving at the request of such corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

The DGCL also permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of an action or suit by or in the right of the corporation to procure a judgment in its favor, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to such corporation unless the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

To the extent a present or former director or officer is successful in the defense of such an action, suit or proceeding, the corporation is required by the DGCL to indemnify such person for actual and reasonable expenses incurred thereby.

Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such person is not entitled to be so indemnified. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

The DGCL provides that the indemnification described above shall not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, shareholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

SHO Certificate of Incorporation and Bylaws

Our proposed Certificate of Incorporation requires us to indemnify and hold harmless any current or former director or officer of SHO to the fullest extent permitted by Delaware law. Such indemnification rights include the right to be paid by SHO the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. However, except for proceedings to enforce indemnification or advancement rights, we will indemnify such a director or officer who initiates an action, suit or proceeding (or part thereof) only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of SHO.

The proposed Certificate of Incorporation also contains certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights in SHO’s Certificate of Incorporation to enforce those rights.

The indemnification and advancement rights conferred by SHO are not exclusive of any other right to which persons seeking indemnification or advancement may be entitled under any statute, our Certificate of Incorporation or Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

Our proposed Certificate of Incorporation also exculpates any director from being personally liable to SHO or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption is prohibited by Delaware law.

Transfer Agent and Registrar

After the separation, the transfer agent and registrar for our capital stock will be Computershare Trust Company, N.A.

Listing and Market Information

There is currently no established public market for any of our capital stock. We intend to list our common stock on the NASDAQ Capital Market under the symbol “SHOS” and expect that trading will begin the first trading day after the completion of the rights offering.

Authorized But Unissued Capital Stock

The DGCL does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the NASDAQ Capital Market, which would apply so long as our common stock is listed on the NASDAQ Capital Market, require shareholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved capital stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of capital stock at prices higher than prevailing market prices.

PLAN OF DISTRIBUTION

Sears Holdings will offer the shares of SHO common stock under the terms of the transferable subscription rights that it will distribute to its stockholders as of the record date. There is no managing or soliciting dealer for the offering and neither Sears Holdings nor SHO will pay any kind of fee for the solicitation of the exercise of the rights.

We intend to apply to list the rights for trading under the symbol “SHOSR” on the NASDAQ Capital Market. The listing of the rights on the NASDAQ Capital Market is subject to the fulfillment of all listing requirements of the NASDAQ Capital Market. If the listing requirements are fulfilled, we expect that the subscription rights will be listed on the NASDAQ Capital Market on             , 2012. The subscription rights will cease trading at              (New York time) on the              business day prior to the scheduled expiration date of the rights offering, unless Sears Holdings terminates or extends the rights offering.

Sears Holdings may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the sale of SHO common stock. Because Sears Holdings may be deemed to be an underwriter, Sears Holdings may be subject to the prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities, including, but not limited to, under the Securities Act and the Exchange Act.

There is currently no established public market for our common stock. We intend to list our common stock on the NASDAQ Capital Market under the symbol “SHOS” and expect that trading will begin the first trading day after the completion of the rights offering.

The subscription rights are transferable during the course of the subscription period, and we intend to apply to list the rights for trading on the NASDAQ Capital Market under the symbol “SHOSR.” We expect that most holders of subscription rights, including Sears Holdings’ directors and officers may freely transfer their rights subject to applicable volume and manner of sale restrictions under Rule 144.

THE RIGHTS OFFERING

The Subscription Rights

Sears Holdings is distributing to the record holders of its common stock as of the record date, transferable subscription rights to purchase shares of SHO common stock at a price of $             per share. Each holder of record of Sears Holdings common stock will receive one subscription right for each share of common stock owned by that holder as of 5:00 p.m., New York City time, on             , 2012, the record date. Each subscription right will entitle the holder to purchase              of a share of SHO common stock. Each subscription right entitles the holder to a basic subscription right and an over-subscription privilege. The subscription rights entitle the holders of subscription rights to purchase an aggregate of approximately              shares for an aggregate purchase price of $            .

Sears Holdings may withdraw and cancel the rights offering if, at any time prior to its expiration, the board of directors of Sears Holdings determines, in its sole discretion, that the rights offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, it will issue a press release notifying stockholders of the cancellation, and the subscription agent will return all subscription payments to the subscribers, without interest or penalty, as soon as practicable.

Basic Subscription Right. With your basic subscription right, you may purchase              of a share of common stock per subscription right, subject to delivery of the required documents and payment of the subscription price of $             per whole share, before the rights offering expires. You may exercise all or a portion of your basic subscription right, or you may choose not to exercise any of your subscription rights. If you do not exercise your basic subscription rights in full, you will not be entitled to purchase any shares under your over-subscription privilege.

Fractional shares resulting from the exercise of the basic subscription right will be eliminated by rounding down to the nearest whole share.

For example, if you owned 1,000 shares of Sears Holdings common stock on the record date, you would have received 1,000 subscription rights and would have the right to purchase              shares of SHO common stock (             rounded down to the nearest whole share) for $             per whole share.

Sears Holdings will deliver certificates representing shares or credit your account at your record holder with shares of SHO common stock that you purchased with the basic subscription right as soon as practicable after the rights offering has expired.

Over-subscription Privilege. If you purchase all shares of SHO common stock available to you pursuant to your basic subscription rights, you may also choose to purchase a portion of any shares of common stock that other holders of subscription rights do not purchase through the exercise of their basic subscription rights. Only holders who fully exercise all of their basic subscription rights, after giving effect to any purchases or sales of subscription rights by them prior to such exercise, may participate in the over-subscription privilege. If you wish to exercise your over-subscription privilege, you must indicate on your rights certificate, or the form provided by your nominee if your shares are held in the name of a nominee, how many additional shares of common stock you would like to purchase pursuant to your over-subscription privilege, and provide payment as described below.

ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it according to the formula described below, although it has not entered into any agreement to do so.

Shares of our common stock will be allocated in the rights offering as follows:

•	First, shares will be allocated to holders of rights who exercise their basic subscription rights at a ratio of of a share of common stock per exercised subscription right.

•

Second, any remaining shares that were eligible to be purchased in the rights offering will be allocated among the holders of rights who exercise the over-subscription privilege, in accordance with the following formula:

•

Each holder who exercises the over-subscription privilege will be allocated a percentage of the remaining shares equal to the percentage that results from dividing (i) the number of basic subscription rights which that holder exercised by (ii) the number of basic subscription rights which all holders who wish to participate in the over-subscription privilege exercised. Such percentage could result in the allocation of more or fewer over-subscription shares than the holder requested to purchase through the exercise of the over-subscription privilege.

•

For example, if Stockholder A holds 200 subscription rights and Stockholder B holds 300 subscription rights and they are the only two stockholders who exercise the over-subscription privilege, Stockholder A will be allocated 40% and Stockholder B will be allocated 60% of all remaining shares available. (Example A)

•

Third, if the allocation of remaining shares pursuant to the formula described above in the second step would result in any holder receiving a greater number of shares of common stock than that holder subscribed for pursuant to the over-subscription privilege, then such holder will be allocated only that number of shares for which the holder over-subscribed.

•

For example, if Stockholder A is allocated 100 shares pursuant to the formula described above but subscribed for only 40 additional shares pursuant to the over-subscription privilege, Stockholder A’s allocation would be reduced to 40 shares. (Example B)

•

Fourth, any shares of common stock that remain available as a result of the allocation described above being greater than a holder’s over-subscription request (the 60 additional shares in Example B above) will be allocated among all remaining holders who exercised the over-subscription privilege and whose initial allocations were less than the number of shares they requested. This second allocation will be made pursuant to the same formula described above and repeated, if necessary, until all available shares of our common stock have been allocated or all over-subscription requests have been satisfied in full.

To properly exercise your over-subscription privilege, you must deliver the subscription payment related to your over-subscription privilege before the rights offering expires. Because we will not know the total number of unsubscribed shares of common stock before the rights offering expires, if you wish to maximize the number of SHO shares you purchase pursuant to your over-subscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares that could be available to you at the time you exercise your basic subscription rights (i.e., the aggregate payment for both your basic subscription right and for all additional shares you desire to purchase pursuant to your over-subscription request). Any excess subscription payments received by the subscription agent, including payments for additional shares you requested to purchase pursuant to the over-subscription privilege but which were not allocated to you, will be returned, without interest or penalty, promptly following the expiration of the rights offering.

Fractional shares resulting from the exercise of the over-subscription privilege will be eliminated by rounding down to the nearest whole share. Computershare Inc., our subscription agent for the rights offering, will determine, in its sole discretion, the over-subscription allocation based on the formula described above.

We can provide no assurances that you will actually be entitled to purchase the number of shares of common stock issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. Sears Holdings will not be able to satisfy any orders for shares pursuant to the over-subscription privilege if all holders of rights exercise their basic subscription rights in full.

Reasons for the Rights Offering

Sears Holdings’ board of directors has determined that pursuing a disposition of SHO through a rights offering is in the best interests of Sears Holdings and its stockholders, and that separating SHO from Sears Holdings would provide, among other things, financial and operational benefits to both SHO and Sears Holdings, including but not limited to the following expected benefits:

•

Strategic Focus and Flexibility. Sears Holdings’ board of directors believes that following the rights offering, SHO and Sears Holdings will each have more focused businesses and be better able to dedicate resources to pursue appropriate growth opportunities and execute strategic plans best suited to their respective businesses in an efficient manner.

•	Additional Liquidity. The rights offering is expected to provide Sears Holdings with approximately $ million in gross proceeds, strengthening its balance sheet and liquidity.

•

Stockholder Flexibility to Avoid Dilution. Since the subscription rights are being distributed, at no charge, to Sears Holdings’ existing stockholders, stockholders will have the choice to hold shares in both companies or in either company separately and the opportunity to retain its existing Sears Holdings ownership percentage in the two companies. However, stockholders may wish to sell their subscription rights to fund any tax incurred upon the receipt of the subscription rights, which would decrease the amount of shares of SHO common stock available to such stockholders. If the distribution of the rights to a stockholder is subject to withholding tax, the stockholder’s broker (or other applicable withholding agent) may sell all or a portion of the subscription rights to fund the withholding tax, which would decrease the number of shares of SHO common stock available to such stockholder. See “Material United States Federal Income Tax Considerations.”

Principal Stockholder

As of the record date, Sears Holdings owns 100% of the common stock of SHO. As of the date hereof, ESL beneficially owns approximately 62% of the common stock of Sears Holdings.

Assuming the subscription rights are exercised in full, Sears Holdings will dispose of all of its shares of SHO common stock as a result of the rights offering and will cease to be a stockholder of SHO. To the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege, Sears Holdings will retain ownership of a portion of our common stock. To the extent that Sears Holdings retains ownership of shares of SHO common stock after the completion of the rights offering, Sears Holdings may dispose of its remaining shares, including through sales into the public market or otherwise.

ESL has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions, though it has not entered into any agreement to do so. In addition, ESL has indicated to Sears Holdings that it intends to exercise its over-subscription privilege in full, such that it will purchase the maximum number of shares allocated to it under the over-subscription privilege, though it has not entered into any agreement to do so. As a result, following the completion of the rights offering, we expect ESL will beneficially own at least 62% of our common shares. ESL may increase its percentage beneficial ownership of SHO through its exercise of the over-subscription privilege, through open market purchases of subscription rights or SHO common stock or otherwise.

You should not view the intentions of ESL or Mr. Lampert as a recommendation or other indication, by them or any member of the Sears Holdings or SHO boards of directors, regarding whether the exercise of the subscription rights or the exercise of the over-subscription privilege is or is not in your best interests.

Conditions, Withdrawal and Cancellation

Sears Holdings’ obligation to close the rights offering and to issue the shares of our common stock subscribed for in the rights offering is conditioned on the satisfaction or waiver of the following conditions:

•

the Sears Holdings board of directors shall have authorized and approved the separation and related transactions and not withdrawn such authorization and approval, and shall have declared the dividend of the subscription rights to Sears Holdings stockholders;

•

each of the agreements to be entered into between Sears Holdings and SHO governing the separation transactions shall have been executed by each party thereto and all the actions required to be performed prior to the closing of the rights offering shall have been completed;

•

the SEC shall have declared effective our Registration Statement on Form S-1, of which this prospectus is a part, under the Securities Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the SEC;

•

our common stock and the subscription rights shall have been accepted for listing on the NASDAQ Capital Market or another national securities exchange or quotation system approved by Sears Holdings, subject to official notice of issuance;

•

no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the separation shall be in effect, and no other event outside the control of Sears Holdings shall have occurred or failed to occur that prevents the consummation of the separation;

•

the individuals listed as members of our post-separation board of directors in this prospectus shall have been duly elected, and such individuals shall be the members of our board of directors immediately after the separation;

•

prior to the separation, Sears Holdings shall deliver or cause to be delivered to SHO resignations, effective as of immediately after the separation, of each individual who will be an officer or director of SHO after the separation and who is an officer or director of Sears Holdings immediately prior to the separation; and

•

immediately prior to the separation, our Certificate of Incorporation and Bylaws, each in substantially the form filed as an exhibit to the Registration Statement of which this prospectus forms a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Sears Holdings to close the rights offering.

In addition, Sears Holdings reserves the right to withdraw and cancel the rights offering if, at any time prior to the expiration of the rights offering, the board of directors of Sears Holdings determines, in its sole discretion, that the offering is not in the best interest of Sears Holdings or its stockholders, or that market conditions are such that it is not advisable to consummate the rights offering. If Sears Holdings cancels the rights offering, it will issue a press release notifying stockholders of the cancellation.

If Sears Holdings cancels the rights offering, all affected subscription rights will expire without value, and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

If Sears Holdings cancels the rights offering and you have not exercised any rights, the subscription rights will expire, be of no value and cease to be exercisable for SHO common shares. If you purchase subscription rights during the subscription period and Sears Holdings cancels the rights offering, you will lose the entire purchase price paid to acquire such subscription rights, however any subscription payments received by the subscription agent will be returned to you, without interest or penalty, as soon as practicable. See “Risk Factors—Risks Relating to the Rights Offering—Sears Holdings may cancel the rights offering at any time prior to the expiration of the rights offering and in such case neither Sears Holdings nor the subscription agent will have any obligation to you except to return your exercise payments.”

Effect of the Rights Offering on Outstanding Common Stock of Sears Holdings

The issuance of SHO shares in the rights offering will not affect the number of shares of Sears Holdings common stock you own or your percentage ownership of Sears Holdings.

The trading price of Sears Holdings common stock immediately following the rights offering may be lower than immediately prior to the rights offering because the trading price will no longer reflect the value of the common stock of SHO that is being sold to investors in this rights offering.

Method of Exercising Subscription Rights

The exercise of subscription rights is irrevocable and may not be cancelled or modified. You may exercise your subscription rights as follows:

Subscription by Registered Holders. If you are a registered holder of Sears Holdings common stock, the number of shares of SHO common stock you may purchase pursuant to your basic subscription right is indicated on the enclosed rights certificate. You may exercise your subscription rights by properly completing and executing the rights certificate and forwarding it, together with your full payment, to the subscription agent at the address given below under “—Subscription Agent and Information Agent,” to be received before 5:00 p.m., New York City time, on                     , 2012.

Subscription by Beneficial Owners. If you are a beneficial owner of shares of Sears Holdings common stock that are registered in the name of a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, DTC will issue one subscription right to the nominee record holder for every share of Sears Holdings common stock that you own as of the record date. If you are not contacted by your nominee, you should promptly contact your nominee in order to subscribe for shares of our common stock in the rights offering.

Subscription by Purchasers of Subscription Rights.

If you purchase subscription rights during the subscription period through a broker, dealer, custodian bank or other nominee, you will not receive a rights certificate. Instead, your broker, dealer, custodian bank or other nominee must exercise the subscription rights on your behalf. If you wish to exercise your subscription rights and purchase our common stock through the rights offering, you should contact your nominee as soon as possible. Please follow the instructions of your nominee. Your nominee may establish a deadline that may be before the expiration date of the rights offering.

If you purchase subscription rights during the subscription period directly from a registered holder of Sears Holdings common stock, you should contact the subscription agent as soon as possible regarding the exercise of your subscription rights. Please follow the instructions of the subscription agent in order to properly exercise your subscription rights.

Payment Method

Your payment of the subscription price must be made in U.S. dollars for the full number of shares of common stock that you wish to acquire in the rights offering by cashier’s or certified check drawn upon a United States bank payable to the subscription agent at the address set forth below under the heading “Subscription

Agent and Information Agent.” Your payment must be delivered to the subscription agent in immediately available funds prior to the expiration of the rights offering. Personal checks and wire transfers will not be accepted. Payment received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest or penalty, as soon as practicable.

If you elect to exercise your subscription rights, you should ensure that the subscription agent receives your funds before the rights offering expires.

You should read the instruction letter accompanying the rights certificate carefully and strictly follow it. Do not send rights certificates or payments directly to us or Sears Holdings. Sears Holdings will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed rights certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is borne by you or your nominee, not by the subscription agent, Sears Holdings or us.

The method of delivery of rights certificates and payment of the subscription amount to the subscription agent will be at the risk of the holders of subscription rights. If sent by mail, we recommend that you send those rights certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent.

Medallion Guarantee May Be Required

Your signature on your rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	you provide on the rights certificate that shares are to be delivered to you as record holder of those subscription rights; or

•	you are an eligible institution.

Missing or Incomplete Subscription Information

If you hold your shares of common stock in the name of a custodian bank, broker, dealer or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Your nominee may establish a deadline that may be before the 5:00 p.m., New York City time,                     , 2012 expiration date that Sears Holdings has established for the rights offering. If you send a payment that is insufficient to purchase the number of shares of common stock you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the over-subscription privilege and the elimination of fractional shares. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable following the expiration of the rights offering.

Expiration Date and Extension

The subscription period, during which you may exercise your subscription rights, expires at 5:00 p.m., New York City time, on                     , 2012, which is the expiration of the rights offering. If you do not exercise your subscription rights before that time, your subscription rights will expire and will no longer be exercisable. Sears Holdings will not be required to sell SHO shares to you if the subscription agent receives your rights certificate or your subscription payment after that time. Sears Holdings has the option to extend the rights offering, although it does not presently intend to do so. Sears Holdings may extend the rights offering by giving oral or written notice to the subscription agent before the rights offering expires, but in no event will we extend the rights

offering beyond                 , 2012. If Sears Holdings elects to extend the rights offering, it will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the next business day after the most recently announced expiration date of the rights offering.

If you hold your shares of Sears Holdings common stock in the name of a broker, dealer, custodian bank or other nominee, the nominee will exercise the subscription rights on your behalf in accordance with your instructions. Please note that the nominee may establish a deadline that may be before the 5:00 p.m., New York City time,                 , 2012 expiration date that Sears Holdings has established for the rights offering.

Determination of Subscription Price

Sears Holdings engaged Duff & Phelps to act as a financial advisor in connection with the separation of the SHO businesses to provide, among other things, advice with respect to the valuation of the SHO business. In determining the subscription price, the directors considered, among other things, (1) the advice of Duff & Phelps, (2) the price at which stockholders might be willing to participate in the rights offering and (3) the aggregate gross proceeds to Sears Holdings.

Subscription Agent and Information Agent

The subscription agent for this offering is Computershare Inc. The address to which rights certificates and payments should be mailed or delivered by overnight courier is provided below. If sent by mail, we recommend that you send documents and payments by registered mail, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the subscription agent. Do not send or deliver these materials to Sears Holdings or SHO.

By first class mail:	By overnight courier:

Computershare Inc. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Inc. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

If you deliver subscription documents or rights certificates in a manner different than that described in this prospectus, Sears Holdings may not honor the exercise of your subscription rights.

You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus to the information agent, Georgeson Inc., by calling (866) 695-6074 (toll-free) or, if you are a bank, broker or other nominee, (212) 440-9800.

Fees and Expenses

Sears Holdings is not charging any fee or sales commission to issue the subscription rights to you or to issue shares to you if you exercise your rights. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any commissions, fees, taxes or other expenses your record holder may charge you. We will pay all reasonable fees charged by Computershare Inc., as the subscription agent and Georgeson Inc., as the information agent.

No Fractional Shares

All shares of common stock will be sold at a purchase price of $                 per whole share. We will not issue fractional shares. Fractional shares resulting from the exercise of the basic subscription rights and the over-subscription privileges will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Notice to Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares of Sears Holdings common stock for the account of others on the record date, you should notify the beneficial owners of the shares for whom you are the nominee of the rights offering as soon as possible to learn their intentions with respect to exercising their subscription rights. You should obtain instructions from the beneficial owners of Sears Holdings common stock. If a registered holder of Sears Holdings common stock so instructs, you should complete the rights certificate and submit it to the subscription agent with the proper subscription payment by the expiration date. You may exercise the number of subscription rights to which all beneficial owners in the aggregate otherwise would have been entitled had they been direct holders of Sears Holdings common stock on the record date, provided that you, as a nominee record holder, make a proper showing to the subscription agent by submitting the form entitled “Nominee Holder Certification,” which is provided with your rights offering materials. If you did not receive this form, you should contact the subscription agent to request a copy.

Beneficial Owners

If you are a beneficial owner of shares of Sears Holdings common stock and will receive your subscription rights through a broker, dealer, custodian bank or other nominee, we will ask your nominee to notify you of the rights offering. If you wish to exercise your subscription rights, you will need to have your nominee act for you, as described above. To indicate your decision with respect to your subscription rights, you should follow the instructions of your nominee. If you wish instead to obtain a separate rights certificate, you should contact your nominee as soon as possible and request that a rights certificate be issued to you. You should contact your nominee if you do not receive notice of the rights offering, but you believe you are entitled to participate in the rights offering. Sears Holdings and SHO are not responsible if you do not receive the notice by mail or otherwise from your nominee or if you receive notice without sufficient time to respond to your nominee by the deadline established by your nominee, which may be before the 5:00 p.m., New York City time,                 , 2012 expiration date.

Transferability of Subscription Rights

The subscription rights are transferable during the course of the subscription period. We intend to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR” and we currently expect that they will begin to trade on the first business day following the distribution of the subscription rights, and will continue to trade until 4:00 p.m., New York City time, on                 , 2012, the          business day prior to the expiration date of this rights offering (or, if the offer is extended, on the          business day immediately prior to the extended expiration date). As a result, you may transfer or sell your subscription rights if you do not want to exercise them to purchase shares of our common stock. However, the subscription rights are a new issue of securities with no prior trading market, and there can be no assurances provided as to the liquidity of the trading market for the subscription rights or their market value.

If you are a beneficial owner of shares of Sears Holdings common stock on the record date or will receive your subscription rights through a broker, dealer, custodian bank or other nominee, Sears Holdings will ask your broker, dealer, custodian bank or other nominee to notify you of the rights offering. If you wish to sell your subscription rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York City time, on                 , 2012, the          business day prior to the                 , 2012 expiration date of this rights offering.

If you are a registered holder of Sears Holdings common stock as of the record date and receive a rights certificate, you may take your rights certificate to a broker and request to sell the rights represented by the certificate. The broker will instruct you as to what is required to sell your subscription rights.

Validity of Subscriptions

Sears Holdings will resolve all questions regarding the validity and form of the exercise of your subscription rights, including time of receipt and eligibility to participate in the rights offering. Such determination will be final and binding. Once made, subscriptions and directions are irrevocable, and Sears Holdings will not accept any alternative, conditional or contingent subscriptions or directions. Sears Holdings reserves the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless Sears Holdings waives them in its sole discretion. Neither SHO, Sears Holdings nor the subscription agent is under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to Sears Holdings right to withdraw and cancel the rights offering, only when the subscription agent receives a properly completed and duly executed rights certificate and any other required documents and the full subscription payment. Sears Holdings interpretations of the terms and conditions of the rights offering will be final and binding.

Escrow Arrangements; Return of Funds

The subscription agent will hold funds received in payment for shares in escrow in a segregated bank account pending completion of the rights offering. The subscription agent will hold this money in escrow until the rights offering is completed or is withdrawn and cancelled. If the rights offering is cancelled for any reason, all subscription payments received by the subscription agent will be returned, without interest or penalty, as soon as practicable.

Stockholder Rights

You will have no rights as a holder of the shares of our common stock that you purchase in the rights offering until your account or the account of your nominee is credited with the shares of our common stock purchased in the rights offering.

Foreign Stockholders

We will not mail this prospectus or any rights certificates to holders of Sears Holdings common stock on the record date whose address of record is outside the United States and Canada, or is an Army Post Office (APO) address or Fleet Post Office (FPO) address. Foreign stockholders will be sent written notice of the rights offering by the subscription agent. The subscription agent will hold the rights certificates to which those holders subscription rights relate for the account of these stockholders. To exercise their subscription rights, foreign stockholders must send a letter of instruction indicating the number of subscription rights to be exercised, together with payment of the subscription price for each share of common stock subscribed for, to the subscription agent. The subscription agent must receive the letter of instruction, together with payment of the subscription price at or prior to 5:00 p.m., New York City time, on                     , 2012. The stockholder must demonstrate to the satisfaction of the subscription agent and Sears Holdings, such as by providing a legal opinion from local counsel, that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder. If no instructions are received by the subscription agent prior to 5:00 p.m., New York City time, on                     , 2012, the subscription rights will expire, have no value, and cease to be exercisable for SHO common shares. See “Risk Factors—Risks Relating to the Rights Offering—If you receive but do not sell or exercise the subscription rights before they expire, you may be subject to adverse U.S. federal income tax consequences.”

The rights offering is not being made in any state or other jurisdiction in which it would be unlawful to do so. We are not selling to, or accepting any offers from, foreign stockholders to purchase subscription rights if such stockholders are a resident of any such state or other jurisdiction.

No Revocation or Change

Once you submit the rights certificate or have instructed your nominee of your subscription request, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of subscription rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your subscription rights unless you are certain that you wish to purchase shares of our common stock at the subscription price.

Material U.S. Federal Income Tax Treatment of Rights Distribution

For a discussion of the material U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights, see “Material United States Federal Income Tax Considerations.” Stockholders should consult their own tax advisors regarding the U.S. federal, state and local and non-U.S. income, estate and other tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights in light of their particular circumstances.

No Recommendation to Rights Holders

Neither the Sears Holdings nor SHO board of directors is making any recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights will incur investment risk on new money invested. Neither Sears Holdings nor SHO can predict the price at which shares of our common stock will trade after the rights offering. The market price for our common stock may decrease to an amount below the subscription price, and if you purchase shares of common stock at the subscription price, you may not be able to sell the shares in the future at the same price or a higher price. You should make your investment decision based on your assessment of our business and financial condition, its prospects for the future, the terms of the rights offering and the information contained in, or incorporated by reference into, this prospectus. See “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

The subscription rights are transferable, and Sears Holdings intends to apply to list the subscription rights for trading on the NASDAQ Capital Market under the symbol “SHOSR,” however, we cannot assure you that a market for the subscription rights will develop. We intend to apply to list shares of our common stock for trading on the NASDAQ Capital Market under the symbol “SHOS.”

Shares of Our Common Stock Outstanding After the Rights Offering

As of             , 2012,              shares of our common stock were issued and outstanding. No additional shares of our common stock will be issued or outstanding as a result of the rights offering.

SELLING SECURITYHOLDERS

As of the date of this prospectus, Sears Holdings holds 100% of our common stock. Assuming the subscription rights are exercised in full, Sears Holdings will dispose of all of its SHO common stock pursuant to the rights offering, and Sears Holdings will cease to be a stockholder of SHO. To the extent that the subscription rights are not exercised in full and that shares not purchased through the exercise of basic subscription rights are not purchased pursuant to the over-subscription privilege, Sears Holdings will retain ownership of a portion of our common stock. To the extent that Sears Holdings retains ownership of shares of SHO common stock after the completion of the rights offering, Sears Holdings may dispose of its remaining shares, including through sales into the public market or otherwise.

Following completion of the rights offering, ESL is expected to beneficially own at least 62% of the outstanding shares of SHO common stock, depending upon how many shares are purchased under the rights offering and whether any shares are made available to it pursuant to its exercise of the over-subscription privilege or if it purchases additional rights through open market purchases. Both immediately before and after the completion of the rights offering, ESL is expected to beneficially own approximately 62% of the outstanding shares of common stock of Sears Holdings.

Sears Holdings’ principal executive office address is:

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60176

We may name additional selling securityholders in an amendment to the Registration Statement of which this prospectus forms a part. To the extent we name additional selling securityholders, we will include, among other things, (1) the name of each selling securityholder, (2) the nature of any position, office or other material relationship which each selling securityholder has had within the last three years with us or our affiliates (including Sears Holdings) and (3) the number of subscription rights held by such selling securityholder.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights to Stockholders (as defined below). The legal conclusions as to matters of U.S. federal income tax law included in this discussion are, subject to the limitations, qualifications and assumptions set forth below, the opinion of our tax counsel, Debevoise & Plimpton LLP. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the “Code,” U.S. Treasury regulations promulgated or proposed thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to different interpretation. This discussion does not address all of the U.S. federal income tax considerations that may be relevant to specific Stockholders in light of their particular circumstances or to Stockholders subject to special treatment under U.S. federal income tax law (such as banks, insurance companies, dealers in securities or other Stockholders that generally mark their securities to market for U.S. federal income tax purposes, tax-exempt entities, retirement plans, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, Stockholders that hold Sears Holdings common stock or subscription rights as part of a straddle, hedge, conversion or other integrated transaction, Stockholders that do not hold their Sears Holdings common stock or subscription rights as capital assets, Stockholders that would not (upon exercise the subscription rights) hold the shares of SHO common stock as capital assets, Stockholders that received Sears Holdings common stock in connection with the performance of services, and Stockholders that have a “functional currency” other than the U.S. dollar). This discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift or alternative minimum tax considerations. Except as noted below, this discussion assumes that the subscription rights will not be cancelled by Sears Holdings.

As used in this discussion, the term “U.S. Stockholder” means a beneficial owner of Sears Holdings common stock that received subscription rights by reason of holding Sears Holdings common stock and that, for U.S. federal income tax purposes, is (1) an individual who is a citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income tax regardless of its source or (4) a trust (x) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (y) that has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person. As used in this discussion, the term “Non-U.S. Stockholder” means a beneficial owner of Sears Holdings common stock that received subscription rights by reason of holding Sears Holdings common stock and that, for U.S. federal income tax purposes, is (1) an individual who is neither a citizen nor a resident of the United States, (2) a corporation that is not created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate that is not subject to U.S. federal income tax on income from non-U.S. sources which is not effectively connected with the conduct of a trade or business within the United States or (4) a trust unless (x) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all of its substantial decisions or (y) it has in effect a valid election under applicable U.S. Treasury regulations to be treated as a United States person. “Stockholder” refers to a U.S. Stockholder or a Non-U.S. Stockholder.

The U.S. federal income tax considerations relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights to an entity that is treated as a partnership for U.S. federal income tax purposes will depend in part upon the status and activities of such entity and the particular partner. Any such entity should consult its own tax advisor regarding the U.S. federal income tax considerations applicable to it and its partners relating to the receipt, sale, exercise, expiration and cancellation of the subscription rights.

The treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes is not entirely clear. The uncertainty is attributable to a variety of factors, including the limited authorities that address such treatment, the ability of Sears Holdings to withdraw or cancel the rights offering if certain conditions are met, and the possibility that there will not be a market for the subscription rights. The discussion below assumes (as we believe should be the case) that, for U.S. federal income tax purposes, the distribution of the subscription rights is treated as a distribution of rights to acquire SHO stock occurring on the distribution date and such rights are property. The discussion below also assumes that if no market develops for the subscription rights, the subscription rights will nevertheless have an ascertainable fair market value for U.S. federal income tax purposes on the date of distribution, but that such value may be nominal. The tax consequences to a Stockholder may differ from the tax consequences discussed below if the U.S. Internal Revenue Service (the “IRS”) or a court ultimately determines otherwise. To the extent that tax reporting is applicable to us or Sears Holdings, we and Sears Holdings each intend to report the tax consequences in accordance with the tax treatment discussed below.

No ruling on the treatment of the receipt, sale, exercise, expiration and cancellation of the subscription rights for U.S. federal income tax purposes has been or will be sought from the IRS with respect to any of the U.S. federal income tax considerations discussed below, and no assurance can be given that the IRS will not take a position contrary to the discussion below.

STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. INCOME, ESTATE AND OTHER TAX CONSIDERATIONS RELATING TO THE RECEIPT, SALE, EXERCISE, EXPIRATION AND CANCELLATION OF THE SUBSCRIPTION RIGHTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences to U.S. Stockholders

Receipt of Subscription Rights

A U.S. Stockholder that receives a subscription right in respect of a share of Sears Holdings common stock should generally have taxable dividend income equal to the fair market value (if any) of such right on the date of its distribution from Sears Holdings to the extent it is made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds our current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of the U.S. Stockholder’s tax basis in such share of our common stock, and then as capital gain. We anticipate that our current and accumulated earnings and profits will exceed the aggregate fair market value (if any) of the subscription rights on the date of their distribution.

Dividend income received by individual U.S. Stockholders on or prior to December 31, 2012 generally should qualify for a 15% tax rate on “qualified dividend income” so long as certain holding period requirements are met. Dividends received by a corporate U.S. Stockholder are eligible for the dividends received deduction if the U.S. Stockholder meets the holding period and other requirements for the dividends received deduction.

If a U.S. Stockholder does not sell subscription rights to fund any tax required to be paid as a result of the distribution of the subscription rights, such U.S. Stockholder will have to pay any such tax from other sources. If a U.S. Stockholder does sell subscription rights to fund any such tax, the proceeds may, depending on the sale price, be greater or less than the amount of such tax, and the U.S. Stockholder will have to pay any shortfall from other sources.

Sale of Subscription Rights

Upon the sale of the subscription rights received in respect of our common stock, a U.S. Stockholder generally should recognize short-term capital gain or loss equal to the difference between the amount realized on such sale and the U.S. Stockholder’s adjusted tax basis in the subscription rights sold. A U.S. Stockholder’s adjusted tax basis in a subscription right should generally equal its fair market value (if any) on the date of its distribution.

Exercise of Subscription Rights

A U.S. Stockholder should generally not recognize any gain or loss upon the exercise of a subscription right. A U.S. Stockholder’s initial tax basis in each share of SHO common stock acquired upon the exercise of a subscription right should generally equal the sum of (1) the U.S. Stockholder’s adjusted tax basis in such right and (2) the subscription price paid for such share.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a U.S. Stockholder, the U.S. Stockholder should generally recognize a short-term capital loss equal to such U.S. Stockholder’s adjusted tax basis in such right. Capital losses are generally available to offset only capital gain (except, to the extent of up to $3,000 of capital loss per year, in the case of a non-corporate U.S. Stockholder) and therefore generally cannot be used to offset any dividend income arising from the receipt of a subscription right.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a U.S. Stockholder that receives, sells or exercises a subscription right if Sears Holdings subsequently cancels the rights offering. Certain authorities suggest that a U.S. Stockholder who receives a subscription right and does not sell or otherwise dispose of such right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings and applicable withholding agents are likely to take the position, for information reporting and backup withholding purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continue to apply to such a U.S. Stockholder.

If a U.S. Stockholder has taxable dividend income upon the receipt of a subscription right, even though Sears Holdings subsequently cancels the rights offering, the U.S. Stockholder should generally have a short-term capital loss upon the cancellation of the subscription right.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to U.S. Stockholders with respect to the distribution of the subscription rights, unless an applicable exemption is satisfied. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription rights to a U.S. Stockholder, the Stockholder’s broker (or other applicable withholding agent) will be required to remit any such backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the U.S. Stockholder to provide the funds, by using funds in the U.S. Stockholder’s account with the broker or by selling (on the U.S. Stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

Tax Consequences to Non-U.S. Stockholders

Receipt of Subscription Rights

A Non-U.S. Stockholder that receives a subscription right in respect of a share of Sears Holdings common stock should generally have taxable dividend income equal to the fair market value (if any) of such right on the date of its distribution from Sears Holdings to the extent it is made from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If such fair market value exceeds our current and accumulated earnings and profits, such excess generally should be treated first as a tax-free return of capital to the extent of the Non-U.S. Stockholder’s tax basis in such share of our common stock, and then as capital gain. We anticipate that our current and accumulated earnings and profits will exceed the aggregate fair market value (if any) of the subscription rights on the date of their distribution.

A distribution of subscription rights treated as a dividend on Sears Holdings common stock that is received by or for the account of a Non-U.S. Stockholder generally will be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Stockholder provides the documentation (generally, IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent. If withholding tax applies to the distribution of the subscription rights to a Non-U.S. Stockholder, the Non-U.S. Stockholder’s broker (or other applicable withholding agent) will be required to remit any such withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such withholding tax by asking the Non-U.S. Stockholder to provide the funds, by using funds in the Non-U.S. Stockholder’s account with the broker or by selling (on the Non-U.S. Stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Stockholder, such dividend generally will not be subject to U.S. federal withholding tax if such Non-U.S. Stockholder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. Stockholder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Stockholder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

Sale of Subscription Rights

A Non-U.S. Stockholder generally should not be subject to U.S. federal income tax on any gain recognized on the sale of the subscription rights unless:

•

SHO is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (1) the five-year period ending on the date of such sale and (2) such Non-U.S. Holder’s holding period with respect to the subscription rights, and certain other conditions are met;

•

such gain is effectively connected with the conduct of a trade or business in the United States by such Non-U.S. Stockholder, in which event such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such gain in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty) and, if it is a corporation, may also be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty); or

•

such Non-U.S. Stockholder is an individual who is present in the United States for 183 days or more in the taxable year of such sale and certain other conditions are met (except as provided by an applicable treaty).

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We do not believe that SHO is, and we do not presently anticipate that SHO will become, a United States real property holding corporation.

Exercise of Subscription Rights

A Non-U.S. Stockholder generally should not recognize any gain or loss upon the exercise of a subscription right. A Non-U.S. Stockholder’s initial tax basis in each share of SHO common stock acquired upon exercise of a subscription right generally should equal the sum of (1) the Non-U.S. Stockholder’s adjusted tax basis in such right and (2) the subscription price paid for such share. A Non-U.S. Stockholder’s adjusted tax basis in a subscription right should generally equal its fair market value (if any) on the date of its distribution.

Expiration of Subscription Rights

If a subscription right expires without being exercised by a Non-U.S. Stockholder, the Non-U.S. Stockholder should generally recognize a short-term capital loss equal to such Non-U.S. Stockholder’s adjusted tax basis in such right. A Non-U.S. Stockholder generally cannot deduct capital losses.

Cancellation of the Rights Offering

There is no authority that specifically addresses the tax treatment of a Non-U.S. Stockholder that receives, sells or exercises a subscription right if Sears Holdings subsequently cancels the rights offering. However, certain authorities suggest that a Non-U.S. Stockholder who receives a subscription right and does not sell or otherwise dispose of such right may not be taxed on the receipt or cancellation of such right if the receipt and cancellation occur in the same taxable year. However, the scope of those authorities is unclear and Sears Holdings and applicable withholding agents are likely to take the position, for information reporting, backup withholding and withholding tax purposes, that the treatment described above under “Receipt of Subscription Rights” and below under “Information Reporting and Backup Withholding” continue to apply to such a Non-U.S. Stockholder. Such a Non-U.S. Stockholder may wish to seek a refund of any such backup withholding or withholding tax from the United States Internal Revenue Service.

If a Non-U.S. Stockholder has taxable dividend income upon the receipt of a subscription right even though Sears Holdings subsequently cancels the rights offering, the Non-U.S. Stockholder should generally have a short term capital loss upon the cancellation of the subscription right.

Information Reporting and Backup Withholding

Under certain circumstances, information reporting and/or backup withholding may apply to a Non-U.S. Stockholder with respect to the distribution of the subscription rights, unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by the Non-U.S. Stockholder on a timely basis to the IRS. If backup withholding tax applies to the distribution of the subscription to a Non-U.S. Stockholder, the Stockholder’s broker (or other applicable withholding agent) will be required to remit any such backup withholding tax in cash to the Internal Revenue Service. Depending on the circumstances, the broker (or other applicable withholding agent) may obtain the funds necessary to remit any such backup withholding tax by asking the Non-U.S. Stockholder to provide the funds, by using funds in the U.S. Stockholder’s account with the broker or by selling (on the Non-U.S. Stockholder’s behalf) all or a portion of the subscription rights or by another means (if any) available.

Consequences of Holding and Selling SHO Common Stock

If SHO makes a distribution of cash or other property (other than certain pro rata distributions of SHO common stock) in respect of a share of SHO common stock, the distribution will be treated as a dividend to the extent it is made from SHO’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If the amount of a distribution exceeds SHO’s current and accumulated earnings and profits, such excess generally will be treated first as a tax-free return of capital to the extent of the Non-U.S. Stockholder’s tax basis in such share of SHO common stock, and then as capital gain. Distributions treated as dividends on SHO’s common stock that are received by or for the account of a Non-U.S. Stockholder generally will be subject to U.S. federal withholding tax at the rate of 30%, or at a lower rate if provided by an applicable tax treaty and the Non-U.S. Stockholder provides the documentation (generally, IRS Form W-8BEN) required to claim benefits under such tax treaty to the applicable withholding agent.

If, however, a dividend is effectively connected with the conduct of a trade or business in the United States by a Non-U.S. Stockholder, such dividend generally will not be subject to U.S. federal withholding tax if such Non-U.S. Stockholder provides the appropriate documentation (generally, IRS Form W-8ECI) to the applicable withholding agent. Instead, such Non-U.S. Stockholder generally will be subject to U.S. federal income tax on such dividend in substantially the same manner as a U.S. holder (except as provided by an applicable tax treaty). In addition, a Non-U.S. Stockholder that is a corporation may be subject to a branch profits tax at the rate of 30% (or a lower rate if provided by an applicable tax treaty) on its effectively connected income for the taxable year, subject to certain adjustments.

In general, the U.S. federal income tax consequences of the gain on the sale of SHO common stock will be the same as discussed above under “Tax Consequences to Non-U.S. Stockholders—Sale of Subscription Rights.”

Amounts treated as distributions of dividends on SHO common stock made to a Non-U.S. Stockholder and the amount of any tax withheld from such distributions must be reported annually to the IRS and to such Non-U.S. Stockholder.

The information reporting and backup withholding rules that apply to distributions of dividends to certain U.S. persons generally will not apply to distributions of dividends on SHO common stock to a Non-U.S. Stockholder if such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Proceeds from the sale of SHO common stock by a Non-U.S. Stockholder effected through a non-U.S. office of a U.S. broker or of a non-U.S. broker with certain specified U.S. connections generally will be subject to information reporting (but not backup withholding) unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption. Proceeds from the sale of SHO common stock by a Non-U.S. Stockholder effected through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless such Non-U.S. Stockholder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN) or otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Stockholder’s U.S. federal income tax liability if the required information is furnished by such Non-U.S. Stockholder on a timely basis to the IRS.

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there was no public market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock. Some shares of our common stock will not be available for sale for a certain period of time after this offering because they are subject to legal restrictions on resale, some of which are described below. Sales of substantial amounts of common stock in the public market after these restrictions lapse, or the perception that these sales could occur, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.

Sales of Restricted Securities

After the rights offering,              shares of our common stock will be outstanding. We expect that approximately              shares of our common stock outstanding immediately following the rights offering will be freely tradable without restriction in the public markets and that approximately              shares of our common stock which are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below. “Restricted securities” as defined in Rule 144 under the Securities Act and other shares of our common stock purchased by our affiliates in the rights offering may be sold in the public market only pursuant to an effective registration statement under the Securities Act or if the sale qualifies for an exemption from registration such as the exemptions afforded by Section 4(1) of the Securities Act or Rule 144 thereunder, which rule is summarized below.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell within any three-month period beginning 90 days after the date of this prospectus, a number of shares of our common stock purchased in the rights offering that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock on the NASDAQ Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144.

EXPERTS

The Combined Financial Statements as of January 28, 2012 and January 29, 2011 and for each of the three years in the period ended January 28, 2012 included in this prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the securities being offered hereby will be passed upon for us by Debevoise & Plimpton LLP, New York, New York.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form S-1 with the SEC with respect to the shares of our common stock being distributed by Sears Holdings as contemplated by this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to SHO and our common stock, please refer to the Registration Statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may read and copy all materials that we file with the SEC, including the Registration Statement and its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website referenced in this prospectus does not and will not constitute a part of this prospectus or the Registration Statement on Form S-1 of which this prospectus is a part.

As a result of the rights offering and separation, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

You may request a copy of any of our filings with the SEC at no cost, by writing or telephoning us at the following address:

Sears Hometown and Outlet Stores, Inc.

3333 Beverly Road

Hoffman Estates, Illinois 60179

(847) 286-2500

We intend to furnish holders of our common stock with annual reports containing consolidated financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on, with an opinion expressed thereto, by an independent registered public accounting firm.

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Sears Holdings Corporation

Chicago, Illinois

We have audited the accompanying combined balance sheets of Sears Hometown and Outlet Stores (combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings Corporation, or the “Company”) as of January 28, 2012 and January 29, 2011, and the related combined statements of income, cash flows and divisional equity for each of the three years in the period ended January 28, 2012. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Company as of January 28, 2012 and January 29, 2011, and the results of its operations and its cash flows for each of the three years in the period ended January 28, 2012, in conformity with accounting principles generally accepted in the United States of America.

The Company operates as part of Sears Holdings Corporation (“Sears Holdings”). The accompanying combined financial statements have been prepared from accounting records maintained by Sears Holdings and the Company and may not be indicative of what the financial position, results of operations, and cash flows would have been if the Company had been a stand-alone entity. As more fully described in Notes 1 and 6, certain costs included in the accompanying combined financial statements represent allocations from Sears Holdings applicable to the combined group.

/s/ BDO USA, LLP

Chicago, Illinois

April 30, 2012

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

COMBINED STATEMENTS OF INCOME

	Fiscal Year Ended
thousands	January 30, 2010	January 29, 2011	January 28, 2012
NET SALES	$2,329,925	$2,347,387	$2,344,199

COSTS AND EXPENSES
Cost of sales and occupancy	1,794,453	1,811,227	1,820,516
Selling and administrative	426,749	442,296	458,635
Depreciation	8,992	11,402	9,774

Total costs and expenses	2,230,194	2,264,925	2,288,925

Operating income	99,731	82,462	55,274
Interest expense	(588)	(421)	(913)
Other income	9	207	422

Income before income taxes	99,152	82,248	54,783
Income tax expense	(39,037)	(32,492)	(21,727)

NET INCOME	$60,115	$49,756	$33,056

See Notes to Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

COMBINED BALANCE SHEETS

thousands	January 29, 2011	January 28, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$814	$694
Accounts receivable	5,537	9,006
Merchandise inventories	394,606	393,658
Prepaid expenses and other current assets	2,767	2,163

Total current assets	403,724	405,521
PROPERTY AND EQUIPMENT, net	57,520	59,996
GOODWILL	167,000	167,000
OTHER ASSETS	13,197	19,321

TOTAL ASSETS	$641,441	$651,838

LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES
Merchandise payables	$16,534	$17,156
Accrued expenses	69,675	75,235
Current portion of capital lease obligations	2,211	2,061
Deferred income taxes	14,278	13,733

Total current liabilities	102,698	108,185
CAPITAL LEASE OBLIGATIONS	3,998	1,937
OTHER LONG-TERM LIABILITIES	3,162	3,610
COMMITMENTS AND CONTINGENCIES (Note 9)

TOTAL LIABILITIES	109,858	113,732
DIVISIONAL EQUITY	531,583	538,106

TOTAL LIABILITIES AND DIVISIONAL EQUITY	$641,441	$651,838

See Notes to Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

COMBINED STATEMENTS OF CASH FLOWS

	Fiscal Year Ended
thousands	January 30, 2010	January 29, 2011	January 28, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$60,115	$49,756	$33,056
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	8,992	11,402	9,774
Change in operating assets and liabilities:
Accounts receivable	(1,492)	(2,212)	(11,042)
Merchandise inventories	(21,523)	(15,089)	947
Merchandise payables	4,091	1,583	623
Store closing accruals	—	—	2,201
Customer deposits	(21,052)	3,482	4,903
Deferred income taxes	(1,641)	4,067	904
Other operating assets	(3,699)	1,352	(1,654)
Other operating liabilities	(9,696)	(5,387)	(1,247)

Net cash provided by operating activities	14,095	48,954	38,465
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(6,107)	(5,819)	(9,991)

Net cash used in investing activities	(6,107)	(5,819)	(9,991)

CASH FLOWS FROM FINANCING ACTIVITIES
Transfers to Sears Holdings Corporation	(5,892)	(40,807)	(26,533)
Payments of capital lease obligations	(2,009)	(2,211)	(2,061)

Net cash used in financing activities	(7,901)	(43,018)	(28,594)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	87	117	(120)
CASH AND CASH EQUIVALENTS—Beginning of period	610	697	814

CASH AND CASH EQUIVALENTS—End of period	$697	$814	$694

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$588	$421	$913

See Notes to Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

COMBINED STATEMENTS OF DIVISIONAL EQUITY

thousands	Divisional Equity
Balance at January 31, 2009	$468,411
Net income	60,115
Net transfer to Sears Holdings Corporation	(5,892)

Balance at January 30, 2010	522,634
Net income	49,756
Net transfer to Sears Holdings Corporation	(40,807)

Balance at January 29, 2011	531,583
Net income	33,056
Net transfer to Sears Holdings Corporation	(26,533)

Balance at January 28, 2012	$538,106

See Notes to Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION

Background

Sears Hometown and Outlet Stores or “the Company,” is a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. The Company operates approximately 1,240 stores across the United States.

Description of the Business and the Separation

On February 23, 2012, Sears Holdings Corporation (“Sears Holdings”) announced its intention to separate its Sears Hometown and Hardware and Sears Outlet businesses (the “Separation”) through a rights offering which is expected to be completed in the second half of 2012. In connection with the Separation, Sears Holdings will contribute certain assets, liabilities, businesses and employees currently related to its Sears Hometown and Hardware and Sears Outlet businesses to Sears Hometown and Outlet Stores, Inc. (“SHO”). SHO was formed on April 23, 2012 as a wholly owned subsidiary of Sears Holdings, has not conducted business as a separate company and has no material assets or liabilities.

Additionally, intercompany balances due to/from Sears Holdings, which includes amounts from merchandise purchases, are expected to be contributed to equity for all periods presented. No interest was charged by Sears Holdings on the intercompany balances during 2009, 2010 or 2011.

Basis of Presentation

The combined financial statements represent the Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings and have been derived from the consolidated financial statements and accounting records of Sears Holdings, principally representing the historical results of operations and the historical basis of assets and liabilities of the Company’s business. As business operations of Sears Holdings, we do not maintain our own legal, tax, and certain other corporate support functions. In connection with the separation, Sears Holdings and SHO will enter into a shared services agreement to provide SHO with certain support services under the terms described in Note 6. The costs and allocations charged to the Company by Sears Holdings do not necessarily reflect the costs of obtaining the services from unaffiliated third parties or of the Company providing the applicable services ourselves. The Company believes that the methods by which Sears Holdings allocated its costs are reasonable and are based on prorated estimate of costs expected to be incurred by Sears Holdings. The Company further believes that the existing arrangements, as reflected in these financial statements, are not materially different from the arrangements that will be entered into as part of the separation. The combined financial statements contained herein may not be indicative of the Company’s financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented.

NOTE 2—SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

Our fiscal year ends on the Saturday closest to January 31 each year. Unless otherwise stated, references to years in this prospectus relate to fiscal years rather than to calendar years. The following fiscal periods are presented herein.

Fiscal year	Ended	Weeks
2009	January 30, 2010	52
2010	January 29, 2011	52
2011	January 28, 2012	52

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. The estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances. Adjustments to estimates and assumptions are made when facts and circumstances dictate. As future events and their effects cannot be determined with absolute certainty, actual results may differ from the estimates used in preparing the accompanying combined financial statements. Significant estimates and assumptions are required as part of determining inventory and accounts receivable valuation, estimating depreciation and recoverability of long-lived assets, establishing self-insurance, warranty, legal and other reserves, performing goodwill and long-lived asset impairment analysis, and establishing valuation allowances on deferred income tax assets and reserves for tax examination exposures.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with original maturities of three months or less at the date of purchase. We also include deposits in-transit from banks for payments related to third-party credit card and debit card transactions within cash equivalents.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts based on both historical experience and a specific identification basis. Allowances for doubtful accounts on accounts receivable balances were $0 at January 29, 2011 and January 28, 2012. Our accounts receivable balance is comprised of various vendor-related and customer-related accounts receivable.

Merchandise Inventories

Merchandise inventories are valued at the lower of cost or market. Merchandise inventories are valued under the retail inventory method, or “RIM,” using primarily a last-in, first-out, or “LIFO,” cost flow assumption.

Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markons, markups, markdowns and shrinkage, which significantly impact the ending inventory valuation at cost, as well as resulting gross margins. The methodologies utilized by us in our application of the RIM are consistent for all periods presented. Such methodologies include the development of the cost-to-retail ratios, the groupings of homogenous classes of merchandise, the development of shrinkage and obsolescence reserves, the accounting for price changes and the computations inherent in the LIFO adjustment (where applicable). Management believes that the RIM provides an inventory valuation that reasonably approximates cost and results in carrying inventory at the lower of cost or market. The inventory allowances for shrinkage and obsolescence were $6 million and $12 million at January 29, 2011 and January 28, 2012, respectively.

To estimate the effects of inflation on inventories, we utilize external price indices determined by an outside source, the Bureau of Labor Statistics. If the FIFO method of inventory valuation had been used instead of the LIFO method, merchandise inventories would have been $0.9 million higher at January 29, 2011 and $1.0 million higher at January 28, 2012.

As of the date of this prospectus, Sears Holdings’ domestic credit facility is (1) secured, in part, by a first lien on the inventory and credit card receivables of the subsidiaries of Sears Holdings that will become wholly owned subsidiaries of SHO prior to the completion of the separation and (2) guaranteed by these subsidiaries. Prior to the completion of the separation, this lien and these guarantee obligations will be released.

Vendor Rebates and Allowances

Sears Holdings receives rebates and allowances from certain vendors through a variety of programs and arrangements intended to offset the costs of promoting and selling certain vendor products. Sears Holdings allocates a portion of the rebates and allowances to us based on shipments to or sales of the related products to the Company. These vendor payments are recognized and recorded as a reduction to the cost of merchandise inventories when earned and, thereafter, as a reduction of cost of sales and occupancy as the merchandise is sold. Up-front consideration received from vendors linked to purchases or other commitments is initially deferred and amortized ratably to cost of sales and occupancy over the life of the contract or as performance of the activities specified by the vendor to earn the fee is completed.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. Additions and substantial improvements are capitalized and include expenditures that materially extend the useful lives of existing facilities and equipment. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are expensed as incurred.

Property and equipment consists of the following:

thousands	January 29, 2011	January 28, 2012
Land	$9,816	$10,370
Buildings and improvements	50,918	55,408
Furniture, fixtures and equipment	25,338	24,208
Capitalized leases	15,365	15,365

Total property and equipment	101,437	105,351
Less: accumulated depreciation	(43,917)	(45,355)

Total property and equipment, net	$57,520	$59,996

Depreciation expense, which includes depreciation on assets under capital leases, is recorded over the estimated useful lives of the respective assets using the straight-line method for financial statement purposes, and accelerated methods for tax purposes. The range of lives are generally 15 to 25 years for buildings, 3 to 10 years for furniture, fixtures and equipment, and 3 to 5 years for computer systems and equipment. Leasehold improvements are depreciated over the shorter of the associated lease term or the estimated useful life of the asset.

Impairment of Long-Lived Assets and Costs Associated with Exit Activities

In accordance with accounting standards governing the impairment or disposal of long-lived assets, the carrying value of long-lived assets, including property and equipment, is evaluated whenever events or changes in circumstances indicate that a potential impairment has occurred relative to a given asset or assets. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets or significant changes in business strategies. An impairment loss is recognized when the estimated undiscounted cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment loss is recognized, the carrying amount of the asset is reduced to its estimated fair value as determined based on quoted market prices or through the use of other valuation techniques. There were no impairment charges recorded during 2009, 2010 or 2011.

We account for costs associated with location closings in accordance with accounting standards pertaining to accounting for costs associated with exit or disposal activities and compensation. As such, we record a liability for costs associated with location closings, which includes employee severance, inventory markdowns and other liquidation fees when management makes the decision to exit a location, which is the date the liability is incurred. We record a liability for future lease costs (net of estimated sublease income) when we cease to use the location. See Note 7.

Goodwill Impairment Assessments

As required by accounting standards, we perform annual goodwill impairment tests in the fourth quarter and update the tests between annual tests if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others: a significant decline in our expected future cash flows; a significant adverse change in legal factors or in the business climate; unanticipated competition; and the testing for recoverability of a significant asset group within a reporting unit. Any adverse change in these factors could have a significant impact on the recoverability of these assets and could have a material impact on our Combined Financial Statements.

Our goodwill resides in the Sears Hometown reporting unit within the Sears Hometown and Hardware segment. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit’s fair value to its carrying value. We estimate fair value using the best information available, using both a market participant approach, as well as a discounted cash flow model, commonly referred to as the income approach. The market participant approach determines the value of a reporting unit by deriving market multiples for reporting units based on assumptions potential market participants would use in establishing a bid price for the unit. This approach therefore assumes strategic initiatives will result in improvements in operational performance in the event of purchase, and includes the application of a discount rate based on market participant assumptions with respect to capital structure and access to capital markets. The income approach uses a reporting unit’s projection of estimated operating results and cash flows that is discounted using a weighted-average cost of capital that reflects current market conditions appropriate for the reporting unit. The projection uses management’s best estimates of economic and market conditions over the projected period, including growth rates in sales, costs, estimates of future expected changes in operating margins and cash expenditures. Other significant estimates and assumptions include terminal value growth rates, future estimates of capital expenditures and changes in future working capital requirements. Our final estimate of fair value of reporting units is developed by equally weighting the fair values determined through both the market participant and income approaches.

If the carrying value of the reporting unit is higher than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The amount of impairment is determined by comparing the implied fair value of reporting unit goodwill to the carrying value of the goodwill in the same manner as if the reporting unit was being acquired in a business combination. There were no impairment charges recorded during 2009, 2010 or 2011.

Leases

We lease certain stores, office facilities, computers and transportation equipment. The determination of operating and capital lease obligations is based on the expected terms of the lease and contractual minimum lease payments as defined within the lease agreements. For certain stores, amounts in excess of these minimum lease payments are payable based upon a specified percentage of sales. Contingent rent is accrued during the period it becomes probable that a particular store will achieve a specified sales level thereby triggering a contingent rental obligation. Certain leases also include an escalation clause or clauses and renewal option clauses calling for increased rents. Where the lease contains an escalation clause or concession such as a rent holiday, rent expense is recognized using the straight line method over the term of the lease.

Warranty Reserves

We are self-insured for certain costs related to warranty claims. Our liability reflected on the Combined Balance Sheet, classified within accrued expenses and other long-term liabilities, represents an estimate of the ultimate cost of claims incurred at the balance sheet date. In estimating this liability, we utilize loss development factors based on Company-specific data to project the future development of incurred losses. Loss estimates are adjusted based upon actual claims settlements and reported claims. Expected payments as of January 28, 2012 were as follows:

thousands
At January 28, 2012
2012	$9,869
2013	947
2014	233
2015	171
2016	123
Later years	422

Net obligation	$11,765

The following table presents changes in the Company’s warranty reserves:

thousands	January 29, 2011	January 28, 2012
Warranty reserve, beginning of period	$22,603	$16,854
Accruals during the period	10,666	8,674
Charges / payments made under warranties	(16,415)	(13,763)

Warranty reserve, end of period	$16,854	$11,765

Insurance Programs

The Company has historically participated in Sears Holdings’ insurance programs, which has provided us with comprehensive insurance coverage. We expect to enter into our own insurance contracts for exposures incurred after the separation with third-party insurance companies for a number of risks including worker’s compensation and general liability claims. Insurance expense of $5 million, $7 million and $6 million was recorded during the years ended January 30, 2010, January 29, 2011 and January 28, 2012, respectively. The Company further believes that the existing arrangements, as reflected in these financial statements, are not materially different from the arrangements that will be entered into as part of the separation.

Loss Contingencies

We account for contingent losses in accordance with accounting standards pertaining to loss contingencies. Under accounting standards, loss contingency provisions are recorded for probable losses at management’s best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amount is recorded. These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period, as additional information is known.

Revenue Recognition

Revenues include sales of merchandise, commissions on services and extended service contracts, delivery and handling revenues related to merchandise sold. We recognize revenues from retail operations at the later of the point of sale or the delivery of goods to the end user. Net sales are presented net of any taxes collected from customers and remitted to governmental authorities. We recognize revenues from commissions on services and extended service contracts, delivery and handling revenues related to merchandise sold at the point of sale as we are not the primary obligor with respect to such services and have no future obligations for future performance.

The Company accepts Sears Holdings gift cards as tender for purchases and is reimbursed by Sears Holdings for gift cards tendered.

Reserve for Sales Returns and Allowances

Revenues from merchandise sales and services are reported net of estimated returns and allowances and exclude sales taxes. The reserve for returns and allowances is calculated as a percentage of sales based on historical return percentages. Estimated returns are recorded as a reduction of sales and cost of sales. The reserves for returns and allowances were $1 million at January 29, 2011 and January 28, 2012.

Cost of Sales and Occupancy Costs

Cost of sales and occupancy are comprised principally of the costs of merchandise, warehousing and distribution (including receiving and store delivery) costs, retail store occupancy costs, home services and installation costs, warranty, royalties related to the sale of Kenmore, Craftsman and DieHard products, customer shipping and handling costs, vendor allowances, markdowns and physical inventory losses.

Dealer and Franchise Commissions

Based on the terms of our dealer and franchise agreements, we pay commissions to our dealers and franchises on the net sales of merchandise and extended service contracts. In addition, each dealer/franchisee can earn commissions for third-party gift cards sold, marketing support, home improvement referrals, rent support and a variety of other activities. Commission costs are expensed as incurred and reflected within selling and administrative expenses. Commission costs were $177.1 million, $185.5 million and $187.5 million in 2009, 2010 and 2011, respectively.

Selling and Administrative Expenses

Selling and administrative expenses are comprised principally of dealer and franchise commissions, payroll and benefits costs for retail and support employees, advertising, pre-opening costs and other administrative expenses.

Pre-Opening Costs

Pre-opening and start-up activity costs are expensed in the period in which they occur.

Advertising Costs

Advertising costs are expensed as incurred, generally the first time the advertising occurs, and were $61 million, $62 million and $65 million for 2009, 2010 and 2011, respectively. These costs are included within selling and administrative expenses in the accompanying Combined Statements of Income.

Income Taxes

We account for income taxes in accordance with accounting standards pertaining to such taxes. Accordingly, we provide deferred income tax assets and liabilities based on the estimated future tax effects of differences between the financial and tax basis of assets and liabilities based on currently enacted tax laws. The tax balances and income tax expense recognized by us are based on management’s interpretation of the tax laws of multiple jurisdictions. Income tax expense also reflects our best estimates and assumptions regarding, among other things, the level of future taxable income, tax planning, and any valuation allowance. Future changes in tax laws, changes in projected levels of taxable income, tax planning, and adoption and implementation of new accounting standards could impact the effective tax rate and tax balances recorded by us. In evaluating our ability to recover our deferred tax assets within the jurisdiction from which they arise, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and results of recent operations. In projecting future taxable income, we begin with historical results and incorporate assumptions including the amount of future state, federal and foreign pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income.

Tax positions are recognized when they are more likely than not to be sustained upon examination. The amount recognized is measured as the largest amount of benefit that is more likely than not of being recognized upon settlement. We will be subject to periodic audits by the Internal Revenue Service and other state and local taxing authorities. Theses audits may challenge certain of the Company’s tax positions such as the timing and amount of income and deductions and the allocation of taxable income to various tax jurisdictions. We evaluate our tax positions and establish liabilities in accordance with the applicable guidance on uncertainty in income taxes. These tax uncertainties are reviewed as facts and circumstances change and are adjusted accordingly. This requires significant management judgment in estimating final outcomes. Actual results could materially differ from these estimates and could significantly affect the effective tax rate and cash flows in future years. Interest and penalties are classified as income tax expense in the combined statement of income.

Prior to the separation, our taxable income was included in the federal consolidated, state and foreign income tax returns of Sears Holdings or its affiliates. Income taxes in this prospectus have been recognized on a separate return basis. Under the Tax Sharing Agreement, Sears Holdings will be responsible for any federal, state or foreign income tax liability relating to tax periods ending on or before the separation. For all periods after the separation, the Company will be responsible for any federal, state or foreign tax liability.

Fair Value of Financial Instruments

We determine the fair value of financial instruments in accordance with standards pertaining to fair value measurements. Such standards define fair value and establish a framework for measuring fair value in GAAP. Under fair value measurement accounting standards, fair value is considered to be the exchange price in an orderly transaction between market participants to sell an asset or transfer a liability at the measurement date. We report the fair value of financial assets and liabilities based on the fair value hierarchy prescribed by accounting standards for fair value measurements, which prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:

Level 1 inputs—unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occurs with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs—inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs—unobservable inputs for the asset or liability.

Cash and cash equivalents, accounts receivable, merchandise payables and accrued expenses are reflected in the Combined Balance Sheet at cost, which approximates fair value due to the short-term nature of these instruments.

We measure certain non-financial assets and liabilities, including long-lived assets at fair value on a non-recurring basis.

The Company was not required to measure any other significant non-financial assets and liabilities at fair value as of January 29, 2011 and January 28, 2012.

New Accounting Pronouncements

Testing Goodwill for Impairment

In September 2011, the Financial Accounting Standards Board, or “FASB,” issued an accounting standards update which provides, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The update will be effective for us in the first quarter of 2012, but early adoption is permitted. The update may reduce the complexity and costs of testing goodwill for impairment, but otherwise is not expected to have a material impact on our combined financial position, annual results of operations or cash flows.

Disclosures about Fair Value Measurements

In May 2011, the FASB issued an accounting standards update which amends the definition of fair value measurement principles and disclosure requirements to eliminate differences between U.S. GAAP and International Financial Reporting Standards. The update requires new quantitative and qualitative disclosures about the sensitivity of recurring Level 3 measurement disclosures, as well as disclosures of transfers between Level 1 and Level 2 of the fair value hierarchy. The update will be effective for us in the first quarter of 2012 and will primarily impact our disclosures, but otherwise is not expected to have a material impact on our combined financial position, annual results of operations or cash flows.

NOTE 3—ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consist of the following:

thousands	January 29, 2011	January 28, 2012
Customer deposits	$26,965	$31,868
Sales and other taxes	13,207	14,229
Accrued expenses	10,695	12,376
Warranty accrual	16,854	11,765
Payroll and related items	5,116	6,406
Store closing cost accrual	—	2,201

Total accrued expenses and other long-term liabilities	$72,837	$78,845

NOTE 4—LEASES

We lease certain stores, computers and transportation equipment. Operating and capital lease obligations are based upon contractual minimum rents and, for certain stores, amounts in excess of these minimum rents are payable based upon specified percentages of sales. Contingent rent is accrued over the lease term, provided that the achievement of the specified percentages of sales level that triggers the contingent rent is probable. Certain leases include renewal or purchase options. Rent expense was $62,832, $62,937 and $60,932 in 2009, 2010 and 2011, respectively. Percentage rents and sublease income were not significant in any of the periods presented.

Minimum lease obligations excluding taxes, insurance and other expenses were as follows:

Fiscal Year	Capital Leases	Operating Leases
thousands
2012	$2,189	$52,653
2013	1,325	39,444
2014	568	27,190
2015	—	20,260
2016	—	13,662
Thereafter	—	49,453

Total minimum lease payments	4,082	202,662
Less: sublease income	—	(11,074)

Net minimum lease payments	4,082	$191,588

Less: imputed interest	(84)

Capital lease obligations	3,998
Less: current portion of capital lease obligations	(2,061)

Long-term capital lease obligations	$1,937

NOTE 5—INCOME TAXES

We account for income taxes in accordance with accounting standards for such taxes, which require that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. Accounting standards also require that deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion of or all of the deferred tax asset will not be realized. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

Prior to the separation, our taxable income was included in the consolidated federal, state and foreign income tax returns of Sears Holdings or its affiliates. For purposes of these financial statements, income taxes have been recognized on a separate return basis. After the separation, we will file our own federal consolidated and certain state income tax returns separately from Sears Holdings. We will continue to file state income tax returns as part of a combined or consolidated group with Sears Holdings or its affiliates, or the “State Group,” where required by law. The Company will be allocated a share of the State Group’s annual state tax liability for states in which such combined or consolidated reporting is required.

In connection with the separation, we will enter into a Tax Sharing Agreement with Sears Holdings which will govern the rights and obligations of the parties with respect to pre-separation and post-separation tax matters. Under the Tax Sharing Agreement, Sears Holdings will be responsible for any federal, state or foreign income tax liability relating to tax periods ending on or before the separation. For all periods after the separation, the Company will be responsible for any federal, state or foreign tax liability. Current income taxes payable for any federal, state or foreign income tax returns is reported in the period incurred. As of January 29, 2011 and January 28, 2012, $28.4 million and $20.8 million, respectively, of federal, state and foreign income taxes payable are recorded as intercompany, due to Sears Holdings, and reflected in Divisional Equity in the combined balance sheet.

The provision for income tax expense for fiscal 2009, 2010 and 2011, consists of the following:

thousands	2009	2010	2011
Current:
Federal	$32,849	$22,905	$16,329
State	6,885	4,971	3,808
Foreign	944	549	686

Total	40,678	28,425	20,823

Deferred
Federal	(1,386)	3,399	787
State	(255)	668	117

Total	(1,641)	4,067	904

Income tax provision	$39,037	$32,492	$21,727

The provision for income taxes for financial reporting purposes is different from the tax provision computed by applying the statutory federal income tax rate. The reconciliation of the tax rate follows:

	2009	2010	2011
Federal tax rate	35.0%	35.0%	35.0%
State income tax (net of federal benefit)	4.3	4.5	4.7
Other	0.1	—	—

Effective tax rate	39.4%	39.5%	39.7%

The major components of deferred tax assets and liabilities as of January 29, 2011 and January 28, 2012 are as follows:

thousands	January 29, 2011	January 28, 2012
Deferred tax assets
Property and equipment	$7,345	$6,117
Store closing accruals	—	4,207
Warranty	6,592	4,594
Deferred rent	1,237	1,410
Deferred compensation	779	1,342
Capital leases	1,235	841
Other	1,757	1,103

Total deferred tax assets	18,945	19,614

Deferred tax liabilities
Inventory	23,406	24,963
Other	—	16

Total deferred tax liabilities	23,406	24,979

Net deferred tax liabilities	$4,461	$5,365

We account for uncertainties in income taxes according to accounting standards for uncertain tax positions. The Company is present in a large number of taxable jurisdictions, and at any point in time, can have audits underway at various stages of completion in any of these jurisdictions. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the belief that the underlying tax positions are fully supportable. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. Pursuant to the Tax Sharing Agreement, Sears Holdings will be responsible for any unrecognized tax benefits through the date of the separation. For fiscal years 2009, 2010 and 2011, no unrecognized tax benefits have been identified and reflected in the financial statements.

We classify interest expense and penalties related to unrecognized tax benefits and interest income on tax overpayments as components of income tax expense. As no unrecognized tax benefits have been identified and reflected in the financial statements, no interest or penalties related to unrecognized tax benefits are reflected in the combined balance sheet or combined statements of income.

NOTE 6—RELATED PARTY AGREEMENTS

ESL Investments, Inc. and its affiliates, including Edward S. Lampert, or “ESL,” which beneficially owns approximately 62% of the common stock of Sears Holdings as of the date hereof, has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions. Assuming that the subscription rights are exercised in full by all holders of subscription rights following the completion of the rights offering, ESL will beneficially own at least 62% of the common shares of the Company.

In connection with the separation, we will enter into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with services, and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain merchandise for us. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. The Company believes that the methods by which Sears Holdings allocated its costs are reasonable and are based on prorated estimates of costs expected to be incurred by Sears Holdings. The Company further believes that the existing arrangements, as reflected in these combined financial statements, are not materially different from the arrangements that will be entered into as part of the separation.

A summary of the nature of related party transactions is as follows:

•

We obtain a significant amount of our merchandise inventories from Sears Holdings, leveraging the benefit of the Sears Holdings purchasing organization. We have also entered into certain agreements with Sears Holdings for logistics, handling, warehouse and transportation services, the charges for which are based on inventory units. We pay a royalty related to the sale of Kenmore, Craftsman and DieHard products and fees for participation in the Shop Your Way Rewards program.

•	Sears Hometown and Outlet Stores receive commissions from Sears Holdings for the sale of merchandise, extended service contracts, delivery and handling services and credit revenues.

•

Sears Holdings provides the Company with shared corporate services. These shared services include accounting and finance, human resources, information technology and real estate. Expenses for these shared corporate services are allocated to the Company based on actual usage or a pro rata charge based upon sales, head count or square footage. The Company was allocated shared corporate expense of $19.6 million in 2011, $18.6 million in 2010 and $18.7 million in 2009.

The following table summarizes the transactions with Sears Holdings included in the Company’s Combined Financial Statements:

thousands	2009	2010	2011
Combined Statement of Income
Net sales	$177,995	$189,490	$214,860
Purchase of inventory	1,631,526	1,601,957	1,570,611
Services and occupancy	133,356	134,913	135,822

NOTE 7—STORE CLOSING CHARGES AND SEVERANCE COSTS

The Company made the decision to close 84 stores in our Sears Hometown and Hardware segment. Store closing costs recorded during 2011 and the remaining store closing cost accruals at January 28, 2012 were as follows:

	Markdowns (1)	Severance Costs (2)	Lease Termination Costs (2)	Other Costs (2)	Accelerated Depreciation (3)	Total
thousands
Balance at January 29, 2011	—	—	—	—	—	—
Store closing costs	12,071	330	215	3,255	272	16,143
Payments/utilizations	(3,924)	(180)	(159)	(1,260)	(272)	(5,795)

Balance at January 28, 2012	$8,147	$150	$56	$1,995	$—	$10,348

(1)	Recorded within Cost of sales and occupancy on the Combined Statements of Income.
(2)	Recorded within Selling and administrative on the Combined Statements of Income.
(3)	Recorded within Depreciation in the Combined Statements of Income.

In accordance with accounting standards governing costs associated with exit or disposal activities, expenses related to future rent payments for which the Company no longer intends to receive any economic benefit are accrued for when we cease to use the leased space and have been reduced for any income that the Company believes can be realized through sub-leasing the leased space. The Company expects to record an additional charge of approximately $1 million for future lease costs during the first half of 2012 related to stores we made the decision to close in 2011.

NOTE 8—SUMMARY OF SEGMENT DATA

These reportable segment classifications are based on our business formats as described in Note 1. The Sears Hometown and Hardware reportable segment consists of the aggregation of the Sears Hometown and Sears Hardware business formats. The Sears Outlet format represents both an operating and reportable segment. These segments are evaluated by our Chief Operating Decision Maker to make decisions about resource allocation and to assess performance. Each of these segments derives its revenues from the sale of merchandise and related services to customers, primarily in the United States. The merchandise categories include appliances, lawn and garden, tools and paint and other.

	2009
thousands	Sears Hometown and Hardware	Sears Outlet	Total
Net sales
Appliances	$1,069,368	$349,829	$1,419,197
Lawn and garden	381,911	13,072	394,983
Tools and paint	255,017	5,557	260,574
Other	228,541	26,630	255,171

Total	1,934,837	395,088	2,329,925

Costs and expenses
Cost of sales and occupancy	1,513,484	280,969	1,794,453
Selling and administrative	351,415	75,334	426,749
Depreciation	4,673	4,319	8,992

Total	1,869,572	360,622	2,230,194

Operating income	$65,265	$34,466	$99,731

Total assets	$519,161	$110,254	$629,415

Capital expenditures	$1,864	$4,243	$6,107

	2010
	Sears Hometown and Hardware	Sears Outlet	Total
thousands
Net sales
Appliances	$1,091,629	$378,841	$1,470,470
Lawn and garden	387,527	13,894	401,421
Tools and paint	238,797	5,279	244,076
Other	197,263	34,157	231,420

Total	1,915,216	432,171	2,347,387

Costs and expenses
Cost of sales and occupancy	1,508,840	302,387	1,811,227
Selling and administrative	358,241	84,055	442,296
Depreciation	4,766	6,636	11,402

Total	1,871,847	393,078	2,264,925

Operating income	$43,369	$39,093	$82,462

Total assets	$529,957	$111,484	$641,441

Capital expenditures	$1,146	$4,673	$5,819

	2011
	Sears Hometown and Hardware	Sears Outlet	Total
thousands
Net sales
Appliances	$1,041,447	$418,245	$1,459,692
Lawn and garden	357,661	21,805	379,466
Tools and paint	244,192	7,984	252,176
Other	195,497	57,368	252,865

Total	1,838,797	505,402	2,344,199

Costs and expenses
Cost of sales and occupancy	1,463,636	356,880	1,820,516
Selling and administrative	356,351	102,284	458,635
Depreciation	4,083	5,691	9,774

Total	1,824,070	464,855	2,288,925

Operating income	$14,727	$40,547	$55,274

Total assets	$525,826	$126,012	$651,838

Capital expenditures	$3,604	$6,387	$9,991

NOTE 9—COMMITMENTS AND CONTINGENCIES

We are subject to various legal and governmental proceedings out of the ordinary course of business, the outcome of which, individually or in the aggregate, in the opinion of management, would not have a material adverse effect on our business, financial position, or results of operations.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

CONDENSED COMBINED STATEMENTS OF INCOME (Unaudited)

	13 Weeks Ended
thousands	April 30, 2011	April 28, 2012
NET SALES	$584,632	$621,078

COSTS AND EXPENSES
Cost of sales and occupancy	459,262	462,379
Selling and administrative	110,298	121,904
Depreciation	2,354	2,305

Total costs and expenses	571,914	586,588

Operating income	12,718	34,490
Interest expense	(439)	(669)
Other income	63	226

Income before income taxes	12,342	34,047
Income tax expense	(4,927)	(13,454)

NET INCOME	$7,415	$20,593

See Notes to Condensed Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

CONDENSED COMBINED BALANCE SHEETS

	(Unaudited)
thousands	April 30, 2011	April 28, 2012	January 28, 2012
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$756	$679	$694
Accounts receivable	6,342	12,548	9,006
Merchandise inventories	418,376	405,902	393,658
Prepaid expenses and other current assets	6,812	2,216	2,163

Total current assets	432,286	421,345	405,521
PROPERTY AND EQUIPMENT, net	56,634	59,055	59,996
GOODWILL	167,000	167,000	167,000
OTHER ASSETS	12,683	22,811	19,321

TOTAL ASSETS	$668,603	$670,211	$651,838

LIABILITIES AND DIVISIONAL EQUITY
CURRENT LIABILITIES
Merchandise payables	$19,672	$20,616	$17,156
Accrued expenses	72,612	84,284	75,235
Current portion of capital lease obligations	2,235	1,980	2,061
Deferred income taxes	16,565	17,609	13,733

Total current liabilities	111,084	124,489	108,185
CAPITAL LEASE OBLIGATIONS	3,440	1,460	1,937
OTHER LONG-TERM LIABILITIES	3,147	3,723	3,610
COMMITMENTS AND CONTINGENCIES (Note 7)

TOTAL LIABILITIES	117,671	129,672	113,732
DIVISIONAL EQUITY	550,932	540,539	538,106

TOTAL LIABILITIES AND DIVISIONAL EQUITY	$668,603	$670,211	$651,838

See Notes to Condensed Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

CONDENSED COMBINED STATEMENTS OF CASH FLOWS (Unaudited)

	13 Weeks Ended
thousands	April 30, 2011	April 28, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,415	$20,593
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation	2,354	2,305
Change in operating assets and liabilities:
Accounts receivable	(1,221)	(7,427)
Merchandise inventories	(23,770)	(12,243)
Merchandise payables	3,139	3,460
Store closing accruals	—	(158)
Customer deposits	5,615	12,180
Deferred income taxes	3,216	4,043
Other operating assets	(3,982)	738
Other operating liabilities	(2,694)	(2,937)

Net cash (used in) provided by operating activities	(9,928)	20,554
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(1,530)	(1,929)

Net cash used in investing activities	(1,530)	(1,929)

CASH FLOWS FROM FINANCING ACTIVITIES
Transfers from (to) Sears Holdings Corporation	11,934	(18,160)
Payments of capital lease obligations	(534)	(480)

Net cash provided by (used in) financing activities	11,400	(18,640)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(58)	(15)
CASH AND CASH EQUIVALENTS—Beginning of period	814	694

CASH AND CASH EQUIVALENTS—End of period	$756	$679

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$439	$669

See Notes to Condensed Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

CONDENSED COMBINED STATEMENTS OF DIVISIONAL EQUITY (Unaudited)

thousands	Divisional Equity
Balance at January 29, 2011	531,583
Net income	7,415
Net transfer from Sears Holdings Corporation	11,934

Balance at April 30, 2011	$550,932

Balance at January 28, 2012	538,106
Net income	20,593
Net transfer to Sears Holdings Corporation	(18,160)

Balance at April 28, 2012	$540,539

See Notes to Condensed Combined Financial Statements.

SEARS HOMETOWN AND OUTLET STORES

(combined Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings)

NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS FOR THE 13 WEEKS ENDED APRIL 30, 2011 AND APRIL 30, 2012 (UNAUDITED)

NOTE 1—BACKGROUND AND BASIS OF PRESENTATION

Background

Sears Hometown and Outlet Stores or “the Company,” is a national retailer primarily focused on selling home appliances, hardware, tools and lawn and garden equipment. The Company operates approximately 1,240 stores across the United States.

Description of the Business and the Separation

On February 23, 2012, Sears Holdings Corporation (“Sears Holdings”) announced its intention to separate its Sears Hometown and Hardware and Sears Outlet businesses (the “Separation”) through a rights offering which is expected to be completed in the second half of 2012. In connection with the Separation, Sears Holdings will contribute certain assets, liabilities, businesses and employees currently related to its Sears Hometown and Hardware and Sears Outlet businesses to Sears Hometown and Outlet Stores, Inc, (“SHO”). SHO was formed on April 23, 2012 as a wholly-owned subsidiary of Sears Holdings, has not conducted business as a separate company and has no material assets or liabilities.

Additionally, intercompany balances due to/from Sears Holdings, which includes amounts from merchandise purchases, are expected to be contributed to equity for all periods presented. No interest was charged by Sears Holdings on the intercompany balances during the 13 weeks ended April 30, 2011 or April 28, 2012.

Basis of Presentation

These interim unaudited condensed combined financial statements represent the Sears Hometown and Hardware and Sears Outlet businesses of Sears Holdings and have been derived from the consolidated financial statements and accounting records of Sears Holdings, principally representing the historical results of operations and the historical basis of assets and liabilities of the Company’s business. As business operations of Sears Holdings, we do not maintain our own legal, tax, and certain other corporate support functions. In connection with the separation, Sears Holdings and SHO will enter into a shared services agreement to provide SHO with certain support services under the terms described in Note 4. The costs and allocations charged to the Company by Sears Holdings do not necessarily reflect the costs of obtaining the services from unaffiliated third parties or of the Company providing the applicable services ourselves. The Company believes that the methods by which Sears Holdings allocated its costs are reasonable and are based on prorated estimate of costs expected to be incurred by Sears Holdings. The Company further believes that the existing arrangements, as reflected in these financial statements, are not materially different from the arrangements that will be entered into as part of the separation. The condensed combined financial statements contained herein may not be indicative of the Company’s financial position, operating results and cash flows in the future, or what they would have been if it had been a stand-alone company during all periods presented.

These interim unaudited condensed combined financials statements do not include all of the information and footnotes required in annual combined financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (which include normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full fiscal year. These interim financial statements and related notes should be read in conjunction with the audited combined financial statements included elsewhere in this prospectus.

NOTE 2—ACCRUED EXPENSES AND OTHER LONG-TERM LIABILITIES

Accrued expenses and other long-term liabilities consist of the following:

thousands	April 30, 2011	April 28, 2012	January 28, 2012
Customer deposits	$32,580	$44,048	$31,868
Sales and other taxes	13,057	13,078	14,229
Accrued expenses	10,568	12,353	12,376
Warranty accrual	16,854	11,765	11,765
Payroll and related items	2,700	4,720	6,406
Store closing cost accrual	—	2,043	2,201

Total accrued expenses and other long-term liabilities	$75,759	$88,007	$78,845

NOTE 3—INCOME TAXES

In connection with the separation, we will enter into a Tax Sharing Agreement with Sears Holdings which will govern the rights and obligations of the parties with respect to pre-separation and post-separation tax matters. Under the Tax Sharing Agreement, Sears Holdings will be responsible for any federal, state or foreign income tax liability relating to tax periods ending on or before the separation. For all periods after the separation, the Company will be responsible for any federal, state or foreign tax liability. Current income taxes payable for any federal, state or foreign income tax returns is reported in the period incurred.

We account for uncertainties in income taxes according to accounting standards for uncertain tax positions. The Company is present in a large number of taxable jurisdictions, and at any point in time, can have audits underway at various stages of completion in any of these jurisdictions. We evaluate our tax positions and establish liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the belief that the underlying tax positions are fully supportable. Unrecognized tax benefits are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. Pursuant to the Tax Sharing Agreement, Sears Holdings will be responsible for any unrecognized tax benefits through the date of the separation. For the 13 weeks ended April 30, 2011 and April 28, 2012, no unrecognized tax benefits have been identified and reflected in the financial statements.

We classify interest expense and penalties related to unrecognized tax benefits and interest income on tax overpayments as components of income tax expense. As no unrecognized tax benefits have been identified and reflected in the condensed combined financial statements, no interest or penalties related to unrecognized tax benefits are reflected in the condensed combined balance sheets or statements of income.

NOTE 4—RELATED PARTY AGREEMENTS

ESL Investments, Inc. and its affiliates, including Edward S. Lampert, or “ESL,” which beneficially owns approximately 62% of the common stock of Sears Holdings as of the date hereof, has advised Sears Holdings that it intends to exercise its subscription rights in full, subject to the successful completion of the separation transactions. Assuming that the subscription rights are exercised in full by all holders of subscription rights following the completion of the rights offering, ESL will beneficially own at least 62% of the common shares of the Company.

In connection with the separation, we will enter into various agreements with Sears Holdings which, among other things, (1) govern the principal transactions relating to this offering and certain aspects of our relationship with Sears Holdings following the separation, (2) establish terms under which subsidiaries of Sears Holdings will provide us with services, and (3) establish terms pursuant to which subsidiaries of Sears Holdings will obtain merchandise for us. The terms of these agreements were agreed to in the context of a parent-subsidiary relationship and in the overall context of our separation from Sears Holdings. The Company believes that the methods by which Sears Holdings allocated its costs are reasonable and are based on prorated estimates of costs expected to be incurred by Sears Holdings. The Company further believes that the existing arrangements, as reflected in these condensed combined financial statements, are not materially different from the arrangements that will be entered into as part of the separation.

A summary of the nature of related party transactions is as follows:

•

We obtain a significant amount of our merchandise inventories from Sears Holdings, leveraging the benefit of the Sears Holdings purchasing organization. We have also entered into certain agreements with Sears Holdings for logistics, handling, warehouse and transportation services, the charges for which are based on inventory units. We pay a royalty related to the sale of Kenmore, Craftsman and DieHard products and fees for participation in the Shop Your Way Rewards program.

•	Sears Hometown and Outlet Stores receive commissions from Sears Holdings for the sale of merchandise, extended service contracts, delivery and handling services and credit revenues.

•

Sears Holdings provides the Company with shared corporate services. These shared services include accounting and finance, human resources, information technology and real estate. Expenses for these shared corporate services are allocated to the Company based on actual usage or a pro rata charge based upon sales, head count or square footage. the Company was allocated shared corporate expense of $5.3 million in the first quarter of 2011 and $3.9 million in the first quarter of 2012.

The following table summarizes the transactions with Sears Holdings included in the Company’s Condensed Combined Financial Statements:

thousands	April 30, 2011	April 28, 2012
Combined Statement of Income
Net sales	$47,581	$61,884
Purchase of inventory	397,717	402,159
Services and occupancy	34,249	29,789

NOTE 5—STORE CLOSING CHARGES AND SEVERANCE COSTS

The Company made the decision to close 84 stores in our Sears Hometown and Hardware segment in the fourth quarter of 2011. Store closing activity recorded during the first quarter of 2012 and the remaining store closing cost accruals at April 28, 2012 were as follows:

	Markdowns (1)	Severance Costs (2)	Lease Termination Costs (2)	Other Costs (2)	Accelerated Depreciation (3)	Total
thousands
Balance at January 28, 2012	$8,147	$150	$56	$1,995	$—	$10,348
Store closing costs	—	—	—	—	—	—
Payments/utilizations	(5,789)	(15)	(38)	(105)	—	(5,947)

Balance at April 28, 2012	$2,358	$135	$18	$1,890	$—	$4,401

(1)	Recorded within Cost of sales and occupancy on the Condensed Combined Statements of Income.
(2)	Recorded within Selling and administrative on the Condensed Combined Statements of Income.
(3)	Recorded within Depreciation in the Condensed Combined Statements of Income.

In accordance with accounting standards governing costs associated with exit or disposal activities, expenses related to future rent payments for which the Company no longer intends to receive any economic benefit are accrued for when we cease to use the leased space and have been reduced for any income that the Company believes can be realized through sub-leasing the leased space. The Company expects to record an additional charge of approximately $1 million for future lease costs during the second quarter of 2012 related to stores we made the decision to close in 2011.

NOTE 6—SUMMARY OF SEGMENT DATA

These reportable segment classifications are based on our business formats as described in Note 1. The Sears Hometown and Hardware reportable segment consists of the aggregation of the Sears Hometown and Sears Hardware business formats. The Sears Outlet format represents both an operating and reportable segment. These segments are evaluated by our Chief Operating Decision Maker to make decisions about resource allocation and to assess performance. Each of these segments derives its revenues from the sale of merchandise and related services to customers, primarily in the United States. The merchandise categories include appliances, lawn and garden, tools and paint and other.

	13 Weeks Ended April 30, 2011
thousands	Sears Hometown and Hardware	Sears Outlet	Total
Net sales
Appliances	$253,594	$106,301	$359,895
Lawn and garden	114,940	3,445	118,385
Tools and paint	52,649	1,854	54,503
Other	41,668	10,181	51,849

Total	462,851	121,781	584,632

Costs and expenses
Cost of sales and occupancy	373,954	85,308	459,262
Selling and administrative	87,785	22,513	110,298
Depreciation	1,006	1,348	2,354

Total	462,745	109,169	571,914

Operating income	$106	$12,612	$12,718

Total assets	$559,627	$108,976	$668,603

Capital expenditures	$432	$1,098	$1,530

	13 Weeks Ended April 28, 2012
	Sears Hometown and Hardware	Sears Outlet	Total
thousands
Net sales
Appliances	$268,198	$118,766	$386,964
Lawn and garden	115,366	3,449	118,815
Tools and paint	51,885	2,544	54,429
Other	44,408	16,462	60,870

Total	479,857	141,221	621,078

Costs and expenses
Cost of sales and occupancy	362,586	99,793	462,379
Selling and administrative	96,414	25,490	121,904
Depreciation	835	1,470	2,305

Total	459,835	126,753	586,588

Operating income	$20,022	$14,468	$34,490

Total assets	$555,496	$114,715	$670,211

Capital expenditures	$354	$1,575	$1,929

NOTE 7—COMMITMENTS AND CONTINGENCIES

We are subject to various legal and governmental proceedings out of the ordinary course of business, the outcome of which, individually or in the aggregate, in the opinion of management, would not have a material adverse effect on our business, financial position, or results of operations.

NOTE 8—RECENT ACCOUNTING PRONOUNCEMENTS

Testing Goodwill for Impairment

In September 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update which provides, subject to certain conditions, the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. This update was effective and adopted by the Company in the first quarter of 2012 and did not have a material impact on the Company’s condensed combined financial position, results of operations or cash flows.

Disclosures about Fair Value Measurements

In May 2011, the FASB issued an accounting standards update which amends the definition of fair value measurement principles and disclosure requirements to eliminate differences between U.S. GAAP and International Financial Reporting Standards. The update requires new quantitative and qualitative disclosures about the sensitivity of recurring Level 3 measurement disclosures, as well as disclosures of transfers between Level 1 and Level 2 of the fair value hierarchy. This update was effective and adopted by the Company in the first quarter of 2012 and did not have a material impact on the Company’s condensed combined financial position, results of operations or cash flows.

Until                     , 2012, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Sears Hometown and Outlet Stores, Inc.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Exhibits and Financial Statement Schedules.

Exhibits Number	Document Description

3.1**	Amended and Restated Certificate of Incorporation of Sears Hometown and Outlet Stores, Inc.

3.2**	Bylaws of Sears Hometown and Outlet Stores, Inc.

4.1**	Form of Common Stock Certificate

4.2**	Form of Rights Certificate

5.1**	Opinion of Debevoise & Plimpton LLP

8.1**	Opinion of Debevoise & Plimpton LLP regarding certain tax matters

10.1**	Form of Capital Contribution Agreement between Sears, Roebuck and Co. and Sears Authorized Hometown Stores, LLC

10.2**	Form of Store License Agreement between Sears, Roebuck and Co. and Sears Authorized Hometown Stores, LLC

10.3**	Form of Merchandising Agreement between Sears, Roebuck and Co. and Sears Hometown and Outlet Stores, Inc.

10.4**	Form of Services Agreement between Sears Holdings Management Corporation and Sears Hometown and Outlet Stores, Inc.

10.5**	Form of Retail Establishment Agreement between Sears Holdings Management Corporation and Sears Hometown and Outlet Stores, Inc.

10.6**	Form of KCD License Agreement between Sears Brands Management Corporation and Sears Hometown and Outlet Stores, Inc.

10.7**	Form of Tax Sharing Agreement between Sears Holdings and Sears Hometown and Outlet Stores, Inc.

10.8**	Form of Separation Agreement between Sears Holdings and Sears Hometown and Outlet Stores, Inc.

21.1**	Subsidiaries of Sears Hometown and Outlet Stores, Inc.

23.1**	Consent of Debevoise & Plimpton LLP (included in Exhibits 5.1 and 8.1)

23.2*	Consent of BDO USA, LLP

24.1**	Powers of Attorney

99.1**	Form of Instruction for Use of Sears Hometown and Outlet Stores, Inc. Subscription Rights Certificates

99.2**	Form of Letter to Stockholders Who Are Record Holders

99.3**	Form of Letter to Nominee Holders Whose Clients Are Beneficial Holders

99.4**	Form of Letter to Clients of Nominee Holders

99.5**	Form of Nominee Holder Certification

99.6**	Form of Beneficial Owner Election

*	Filed herewith.
**	To be filed by amendment.

Item 13. Other Expenses of Issuance and Distribution.

SEC registration fee (1)	$0
Accounting fees and expenses (1)	0
Legal fees and expenses (1)	0
Printing and engraving expenses (1)	0
Subscription agent, information agent and registrar fees and expenses (1)	0
Miscellaneous (1)	0

Total (1)	$0

(1)	Sears Holdings Corporation is bearing all expenses incurred in connection with the issuance and distribution of the securities registered under this Registration Statement.

Item 14. Indemnification of Directors and Officers.

Indemnification Under the Delaware General Corporation Law

Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. In addition, the DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The DGCL also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

(1) for any breach of the director’s duty of loyalty to the corporation or its stockholders,

(2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

(3) for unlawful payments of dividends or unlawful stock purchases or redemptions, or

(4) for any transaction from which the director derived an improper personal benefit.

These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under Our Certificate of Incorporation and Bylaws

Our proposed Certificate of Incorporation requires us to indemnify and hold harmless any current or former director or officer of SHO to the fullest extent permitted by Delaware law. Such indemnification rights include the right to be paid by SHO the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. However, except for proceedings to enforce indemnification or advancement rights, we will indemnify such a director or officer who initiates an action, suit or proceeding (or part thereof) only if such action, suit or proceeding (or part thereof) was authorized by the board of directors of SHO.

The proposed Certificate of Incorporation also contains certain procedures and presumptions that will govern any action brought by a person granted advancement or indemnification rights in SHO’s Certificate of Incorporation to enforce those rights.

The indemnification and advancement rights conferred by SHO are not exclusive of any other right to which persons seeking indemnification or advancement may be entitled under any statute, our Certificate of Incorporation or Bylaws, any agreement, vote of stockholders or disinterested directors or otherwise.

Our proposed Certificate of Incorporation also exculpates any director from being personally liable to SHO or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption is prohibited by Delaware law.

Indemnification Under Indemnification Agreements With Certain of SHO’s Directors and Executive Officers

We may enter into indemnification agreements with certain of our officers and directors. These indemnification agreements may provide contractual indemnification to officers and directors in addition to the indemnification provided in our proposed Certificate of Incorporation and Bylaws. We also expect to maintain directors and officers insurance to insure such persons against certain liabilities.

Item 15. Recent Sales of Unregistered Securities.

None.

Item 16. Exhibits and Financial Statement Schedules.

A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated herein by reference.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hoffman Estates, State of Illinois, on June 8, 2012.

SEARS HOMETOWN AND OUTLET STORES, INC.

By:	/s/ Robert A. Riecker
Robert A. Riecker
Interim Financial Officer
(Title)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert A. Riecker Robert A. Riecker	Interim Financial Officer and Director (Interim Principal Executive Officer, Interim Principal Financial Officer and Interim Principal Accounting Officer)	June 8, 2012